November 17, 2006

VIA EDGAR AND OVERNIGHT COURIER

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Allion Healthcare, Inc.

Form 10-K/A for Fiscal Year Ended December 31, 2005

Form 10-Q for the Quarter Ended March 31, 2006

Supplemental response filed August 30, 2006

File No. 0-17821

Dear Ms. Jenkins:

This letter sets forth the responses of Allion Healthcare, Inc. (“Allion” or the “Company”) to the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) letter dated October 24, 2006 with regard to the above-referenced filings. We are simultaneously filing and amending our Form 10-K/A for the fiscal year ended December 31, 2005 with the submission of this response letter to reflect changes in response to the Staff’s comments and to reflect the restatement noted below. The Company’s most recently filed Form 10-Q for the period ended September 30, 2006 also reflects the Staff’s comments where applicable. We have also provided supplemental information in this letter in response to the Staff’s request for such information.

As disclosed in our Form 8-K filed on November 9, 2006, and based on our further analysis of EITF 00-19, we determined that the warrants issued in our acquisition of Specialty Pharmacies, Inc. needed to be revalued in advance of the Company’s IPO in June 2005. As a result, we have amended our Form 10K/A for the year ended December 31, 2005, and will file amended Form 10-Q/A’s for our quarters ended March 31, 2006 and June 30, 2006, each of which will also reflect revised financial statements for the affected periods in 2005. Our Form 10-Q filed for the quarter ended September 30, 2006 included revised financial statements for the affected periods in 2005. We will file the amended 10-Q/As as soon as they can be compiled and reviewed.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Ms. Jenkins

United States Securities and Exchange Commission

November 17, 2006

Form l0-K/A for the Fiscal Year ended December 31, 2005

Financial Statements, page 42

1.	Comment. We note various references in your supplemental response to computational errors which you believe did not have a material effect on your financial statements, as well as proposed additional disclosures for future filings, as opposed to amendment of the previously filed reports. After considering our additional comments below, if you continue to believe that the previously filed financial statements do not require amendment, please provide us with a detailed analysis of how you reached this determination, including the quantitative impact of each error on each affected quarterly and annual period, as well as the cumulative effect of all unrecorded adjustments on retained earnings. With respect to any proposed disclosure revisions in future filings, please tell us how you concluded that amendment of the previously filed periodic reports was not required, and that the additional disclosures were not sufficiently material to investors such that they could be provided in a filing that will not be made until March 2007.

Response. Our amended Form 10-K/A includes additional disclosures reflecting our proposed changes contained in our response letter on August 30, 2006. Apart from the changes in our financial statements as a result of the restatement noted in the outset of this letter, we have not made any additional changes to our financial statements regarding the computational errors referenced in this comment because we continue to believe that the previously filed financial statements do not require amendment regarding those matters due to their immateriality.

We have performed an analysis of the quarterly and annual periods for the fiscal years 2000 to 2004 that includes the quantitative impact of each error on each affected quarterly period and the cumulative impact on each annual period. We note that Allion was a voluntary filer prior to June 2005 when the Company completed its initial public offering. Prior to then there was no public market for Allion’s stock. A schedule containing that analysis is attached as Appendix A.

We also analyzed these matters under the qualitative considerations identified in SEC Staff Accounting Bulletin No. 99 as described below:

1.	The misstatement arises from an estimate of the fair value of three warrants, which we believed was justified.

2.	The misstatement does not mask a change in earnings or any other trends.

3.	The misstatement does not hide a failure to meet analysts consensus expectations for the Company.

4.	The misstatement does not change a loss into income or vice versa.

5.	The misstatement does not affect a segment of the business.

6.	The misstatement does not affect the Company’s compliance with any regulatory requirements.

7.	The misstatement does not affect compliance with loan covenants or other contractual requirements.

8.	The misstatement does not affect management’s compensation.

9.	The misstatement does not involve concealment of an unlawful transaction.

Upon our review, we determined the quantitative and qualitative impact to be immaterial.

Ms. Jenkins

United States Securities and Exchange Commission

November 17, 2006

Stock-Based Compensation Plans, page 51

2.	Comment. We note your response to prior comment two. Please tell us why you believe that using implied volatility based on publicly traded LEAPs for comparable companies was appropriate in determining the expected volatility of your common stock. Tell us the specific accounting literature on which your determination of volatility was based. As discussed in paragraphs 284-285 and Appendix F to FAS 123, expected volatility should be based on historical volatility. Where the issuer’s common stock is not publicly traded, historical volatility may be estimated using the historical volatility of comparable public companies. We note that you also used a volatility assumption of 20% to value the issuances of various warrants. Please address this comment with respect to the determination of the volatility assumptions for these warrant issuances as well.

Response. In determining volatility we conducted two analyses. First we hired an independent valuation firm to examine the potential volatility for our equity securities. The firm evaluated volatility relative to long-term equity appreciation rights (LEAPs) of a broad group of public companies. The independent valuation firm felt that LEAPs are the best indicator of volatility. The firm selected LEAP volatility because it reflects the long-term holding period for an equity security. The firm’s analysis of LEAPs reflected a range of values from 1-30%. We selected 20% for the valuation conducted on Medicine Made Easy, North American Home Health and Supply and Specialty Pharmacies, Inc. as we felt it fairly represented an appropriate volatility for a private company. As we mentioned in our previous response the only option grant in 2005 was a 10,000 share grant to an employee in February 2005. We used the same volatility as used for the acquisitions at that time.

We also conducted a separate analysis on the volatility in accordance with paragraph 285 a), b) and c) of SFAS 123. We calculated our historic volatility as a private company using actual stock prices from private financings. This resulted in a volatility of less than 1%. We also calculated the volatility of comparable public healthcare companies. This resulted in an approximate volatility factor of 40%. We then determined that an average of 20% would be a reasonable volatility assumption.

Having completed these analyses and recognizing that there was significant risk in the Company’s plan to complete an initial public offering, we concluded, and continue to believe, that 20% was a reasonable volatility assumption for the Company to use in the periods in question.

Note 5 - Acquisitions, page 54

3.

Comment. In your response to our prior comment six you state that you recorded the fair value of the warrants at the date of issuance under EITF 97-8, and recorded a gain upon the extinguishment of the warrants rather than adjusting the purchase price of the acquisition in accordance with SFAS 150. However, it is unclear how you determined that the issuance of the warrants should be recorded under EITF 97-8. We note that EITF 97-8 is only applicable to contingent consideration that is based on earnings or that is based on a guaranteed value of the securities issued to effect the combination, neither of which appears to be applicable. While the put feature of the warrants effectively guarantees a minimum value for the warrants, it does not

Ms. Jenkins

United States Securities and Exchange Commission

November 17, 2006

appear to guarantee the value of the securities issued in the acquisition itself, as the consideration for the acquisition consisted primarily of cash and notes payable. Accordingly, it would appear that the warrants should be valued as part of the purchase price for the acquisition in accordance with paragraph 20 of SFAS 141, and that any subsequent gain or loss on the settlement of the warrants should be recorded as an adjustment to the fair value of the previously issued securities, rather than as other income. Refer to Issue Summary No. 1 of EITF 97-8 and revise the financial statements accordingly, or explain in more detail why you believe that no revisions are required.

Response. The warrants for 351,438 shares of the Company’s stock were originally recorded at a fair value of $1.9 million, consistent with paragraph 20 of SFAS 141. Upon completion of the IPO in June 2005, the Company redeemed and acquired 50% of the warrants at $9.00 per share and the remaining warrants became non-redeemable, each in accordance with the terms of the warrants.

Upon further review of EITF 00-19, we concluded that the remaining 50% of the non-redeemed warrants for 175,719 shares of the Company’s stock should have been revalued at the time the redemption feature lapsed and such remaining warrant shares became reclassified as equity. As indicated in paragraphs 9 and 10 of EITF 00-19, if the warrant classification changes as a result of events during the period, the warrants should be re-measured at fair value as of the date of the event that caused the reclassification with any changes in fair value reported in earnings.

Accordingly, the $316,744 that we recorded to other income should have instead remained as a liability allocated to the non-redeemed warrant shares prior to their re-measurement at fair value before being reclassified to equity. Based on our current analysis, the fair value of the remaining, non-redeemed warrants at the time of the IPO was $1,449,959 as determined from a Black-Scholes calculation that assumed volatility of 40%, a stock price of $13.00 and an expected term equivalent to the remaining life of the warrants. Thus, we should have recorded a net fair value increase of $1,133,215 which should have also been recorded as other expense consistent with EITF 00-19 instead of recording other income of $316,744. These changes resulted in the net change of $1,449,959 to other income (expense) and are the subject of the restatement discussed in the outset of this letter.

4.	Comment. In various areas of your proposed disclosure you state all 351,438 warrants were extinguished. However, in the third paragraph of your proposed page 56, you state that “[50% of the] warrants remained exercisable for those non-redeemed 175,719 shares.” Revise to clarify whether all of the warrants were extinguished or not. If they were not extinguished, please explain your accounting treatment for the remaining warrants.

Response. As explained in our response to comment three above, 50% of the warrants were not redeemed. Those non-redeemed warrants should have been re-measured at fair value, with changes in fair value reported in earnings as contemplated by EITF 00-19. The accounting treatment for this correction is further addressed in our response to comment three above and is the subject of the restatement discussed at the outset of this letter.

5.	Comment. We note your response to our prior comment nine. Please provide us with the independent valuation report you relied on to help you determine the 15 year useful life of the referral lists. Also, provide us with the version of the SEC Division of Corporation Finance “Current Accounting & Disclosure Issues” you utilized in helping corroborate your conclusions.

Ms. Jenkins

United States Securities and Exchange Commission

November 17, 2006

Response. With the Staff’s permission we have attached as Appendix B selected portions of the independent valuation reports that include a summary of the report, an index to the full report, excerpts of the relevant portion and the conclusion. These reports address the acquisitions of North American Home Health Supply, Inc., Specialty Pharmacies, Inc., Frontier Pharmacy & Nutrition, Inc. d/b/a PMW Pharmacy and Priority Pharmacy, Inc.

The Company uses a research tool to search for guidance on technical accounting matters. That tool is the Accounting Research Manager. While researching the appropriateness of the 15 year useful life determined by the independent valuation firm, we noted ARM Interpretation 142.12-2 (“Amortization of Intangibles: SEC Staff Views”) where it is suggested that the SEC Division of Corporation Finance has taken various positions on suggested amortization periods and the suggested amortization period related to the healthcare industry in general is 10-20 years and physician practices is 25 years or less. Our 15 year useful life as determined by our independent valuation of the referral lists is within the suggested range and well within our internal analysis.

6.	Comment. With respect to our prior comment 11, we note your proposed revisions stating the reasons for the various acquisitions, in accordance with paragraph 51b of SFAS 141. However, you do not appear to include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. We also could not find your proposed disclosures with respect to paragraph 51c of SFAS 141. Please revise to include this information.

Response. In response to this comment, we have revised our amended 10-K/A that we are filing simultaneously with this letter. We have expanded our disclosure to include a basic description of the factors that contributed to a purchase price that resulted in the recognition of goodwill for each acquisition to meet the requirements of SFAS 141 paragraph 51b.

The disclosures with respect to paragraph 51c of SFAS 141 is included in our amended 10-K/A for each of the acquisitions.

Note 18. Stockholder’s Equity, page 64

C. Warrants, page 65

7.	Comment. We note your proposed revisions and your response to our prior comment 12. We note that you cite various guidance including EITF 97-8, FAS 150 and EITF 96-18 as reasons why no compensation expense was recorded for the various issuances. For each individual warrant issuance, please tell us the specific accounting literature on which your conclusion was based and why you believe the issuance was appropriately accounted for under such guidance. Tell us how each issuance was originally recorded, any revisions that you believe are appropriate in response to our comments, each of the original and revised valuation assumptions, and how you propose to resolve any discrepancies. Note that for each warrant issuance, we believe that the accounting treatment, stock price, exercise price, risk free interest rate, volatility, expected term and dividend yield (if applicable) should be separately disclosed. Please advise or revise accordingly.

Response. We have attached Appendix C, which provides the requested information.

Ms. Jenkins

United States Securities and Exchange Commission

November 17, 2006

8.	Comment. We reiterate our request for you to tell us your accounting treatment for the 375,000 warrants issued in 2000. Also, please tell us the cause for the fair market value adjustment discussed in your response.

Response. The warrants for 375,000 shares were issued to a director of the Company in connection with a loan guarantee in 2000. At the original date of issuance, the calculated fair value of the warrants was $37,500 and was recorded as interest expense. The original valuation completed in 2000, was prepared by personnel no longer with the Company and the original files containing the assumptions used in the fair value calculation could not be located.

In order to address the Staff’s original comments, we recalculated the value of these warrants using assumptions that the current Allion staff believes to be appropriate. Our current valuation was based on a Black-Scholes calculation which assumed a volatility of 1%, a stock price of $.80 and an expected term of 10 years. The valuation resulted in a value of $105,793, which was $68,293 greater than the $37,500 recognized in 2000. The debt instrument to which the guarantee relates had a term of 27 months. Accordingly, the incremental $68,293 in value would be amortizable over the same period in accordance with EITF 96-2, Issue 2. We further concluded that the effect of the revaluation is not significant to the fiscal periods affected. See Appendix A for a complete analysis of the adjustments.

9.	Comment. We note you used a volatility assumption of 1% for multiple warrant issuances. As discussed in footnote (1) to EITF 96-18, the minimum value method specified in paragraph 20 of FAS 123 is not an acceptable method for determining the fair value of non-employee awards by nonpublic companies. Please advise or revise accordingly.

Response. Prior to 2005, we calculated the actual volatility of our stock based on the fluctuating stock prices in our several private placements, which resulted in a calculated volatility of approximately 1%. Based on this analysis, we determined that the initial 1% volatility used was reasonable and no adjustment was necessary.

10.	Comment. You state in October 2003 that you issued 125,000 warrants to a director with respect to equity raising activities, whereas your previous disclosure indicated that the warrants were issued in July 2003 with respect to a loan guarantee. Please provide further explanation as to the precise nature of the services the director provided with respect to the equity raising activities. Revise your disclosure to include the fair value of the warrants issued and all valuation assumptions, in accordance with paragraph 2 of SFAS 57. Also, provide us with a copy of the warrant agreement and any other contemporaneous evidence documenting the nature of the services provided by the director. We may have additional comments after reviewing your response.

Response. Following our further review of this matter, we have determined that the 125,000 warrant shares in question were issued in connection with our Series C stock financing that closed on April 1, 2003. During 2003, Mr. Pappajohn assisted the Company with the Series C financing by making introductions to potential investors and investment banks, by assisting management in conducting investor presentations and by providing advice on the structure and terms of the financing. Although the Company’s records from 2003 are incomplete as to this transaction and we have not been able to locate documentation specifically addressing the reason for the grant, we have interviewed Mr. Michael Moran, who was our CEO and a board member at the time (and remains so presently). Mr. Moran has confirmed that the grant was for Mr. Pappajohn’s assistance with the Series C financing.

Ms. Jenkins

United States Securities and Exchange Commission

November 17, 2006

Accordingly, we have concluded that the original disclosure in our 2003 Form 10-K concerning the purpose of the grant was correct and that the change reflected in our 2004 and 2005 Form 10-Ks related thereto was inadvertent. With respect to the date of issuance, we have not been able to locate a fully executed warrant agreement evidencing this grant to Mr. Pappajohn. We have located a letter from Mr. Pappajohn dated July 31, 2003 directing that warrant shares be issued to certain other parties to whom he was making gifts and transfers. Notwithstanding this letter from Mr. Pappajohn, a draft warrant was prepared, dated October 1, 2003, which was filed with the Company’s S-1/A on May, 24, 2005. We have since documented the warrant shares in accordance with the July 31, 2003 letter from Mr. Pappajohn. Our amended 2005 Form 10-K/A filed contemporaneously herewith reflects this change.

Disclosure requirements under FAS 57, paragraph 2 are as follows:

•	Mr. Pappajohn is a director of the Company, which has been disclosed elsewhere in our filings.

•	The Company issued 125,000 warrants to him at an exercise price of $5.00 per share in connection with the Series C private equity placement. The warrant expires ten years from date of grant.

•	The fair value of the warrants issued was $46,800 as calculated utilizing the Black-Scholes model, which assumed a volatility of 1%, a stock price of $5.00 and a 10 year term.

We have revised footnote 19 C in our amended Form 10K/A to detail this required disclosure.

The July 31, 2003 letter from Mr. Pappajohn, the October 1, 2003 draft warrant for 125,000 shares and the warrant agreements which documented the transfers in accordance with the July 31, 2003 letter are attached in Appendix D.

11.	Comment. Please explain to us your basis for using a volatility assumption of 40% for the warrants issued in April and May 2005. Tell us how you determined this volatility percentage was appropriate, Refer to SFAS 123.

Response. On April 2005 we issued warrants to a board member as compensation for his guarantee on a Company loan that was needed to finance operations in advance of our IPO. The volatility factor of 40% was determined by our independent valuation firm based on the actual volatility of certain similar public companies. On May 2005, the Company issued warrants to a third party in connection with services rendered for a bridge-loan needed to finance the Company up to its IPO. These warrants were also valued using that 40% volatility based on the same list of companies. Since these issuances occurred in the same quarter as the IPO we determined it appropriate to use a public company volatility.

We believe the use of historical volatility of similar entities in the absence of Company history is consistent with the illustrative guidance provided in FAS 123, paragraph 285.

Ms. Jenkins

United States Securities and Exchange Commission

November 17, 2006

12.	Comment. Note our comment under the heading of “Stock-Based Compensation Plans” for the 20% volatility assumption used for the options issued during 2005. Also, we note you used a volatility assumption of 32.6% for the 455,000 options issued on June 28, 2006. Explain to us your basis for using this volatility percentage and how you determined this percentage was appropriate under FAS 123(R).

Response. In February 2005 we issued options to an employee and used an implied volatility factor of 20%. This is the same volatility factor we used for the acquisitions of North American and Specialty Pharmacies and the rationale for this volatility is explained in our response to comment two above.

On June 28, 2006, we granted options to a group of employees. Allion had been a publicly traded company for approximately one year. We were not mature enough as a publicly traded company to use our own stock’s actual volatility to value these options. In our initial analysis of volatility, we looked at other comparable publicly traded companies for the past two years to determine Allion’s implied volatility based on the actual volatility of those companies. This analysis resulted in a volatility of approximately 32.6%.

Upon further review and consistent with FAS 123(R), the Company modified the option’s valuation to look back six years based on the expected life of the current options granted and computed the implied volatility based on those companies actual daily volatility. This resulted in a volatility of approximately 44%. The difference in value between the two volatilities in the period ended June 30, 2006 was only $608, and considered to be immaterial. The Company has used the 44% volatility related to these options in its future filings.

13.	Comment. We note your proposed response to our prior comment 13. Please enhance your proposed revisions by discussing your requirement to keep the registration statement effective and any penalties or lack thereof. Although the warrants may require settlement in registered shares, liquidated damages may render the settlement in registered shares uneconomic, and accordingly, may result in liability classification of the instrument under EITF 00-19. Accordingly, we believe that your revised disclosure should address the impact of any such penalties under EITF 00-19 and EITF 05-04, if applicable.

Response. We have revised our 10-K/A to include the enhanced disclosures requested by this comment.

Form 10-Q as of March 31. 2006

Item 4 Controls and Procedures, page 22

14.	Comment. We note your response and proposed revisions with respect to our prior comment 15. We reiterate our request for you to revise to state clearly, if true, that your chief executive and financial officers concluded your disclosure controls and procedures are effective at the aforementioned reasonable assurance level. Also, please apply this comment to Item 4 of the Form 10-Q as of June 30, 2006.

Response. We have revised our internal controls disclosure in the Form 10/Q for the period ended September 30, 2006 and the Form 10K/A for the period ended December 31, 2005 that we have filed simultaneous with this letter. All subsequent filings will reflect the requested change.

Ms. Jenkins

United States Securities and Exchange Commission

November 17, 2006

If you have any questions regarding these responses, please do not hesitate to call the undersigned at (631) 870-5126.

Sincerely,

/s/ James G. Spencer
James G. Spencer
Chief Financial Officer

cc: Steven L. Pottle, Esq., Alston & Bird LLP

Ms. Jenkins

United States Securities and Exchange Commission

November 17, 2006

List of Appendices

A.	Analysis of Computational Errors

B.	Selected Portions of the Valuation Reports for North American Home Health, Specialty Pharmacies, Frontier/PMW and Priority

C.	Summary of Warrant Valuation Assumptions

D.	Warrant Grant to John Pappajohn in 2003 and Letter from John Pappajohn

Appendix A - Analysis of Effect of Accounting Errors

Summary of Adjustments

Grant Date	Description	Shares	Adjustment	Row Number in Appendix C
January 2000	Director Warrant for Guarantee	375,000	$68,293	1
April 2003	Director Warrant for Equity Offering	125,000	$160,087	3
April 2004	Agent Warrant for Equity Offering	24,000	$28,890	4
February 2005	SPI Warrant for Acquisition	351,438	(1)	8

On the following pages the effects of these errors have been been presented for each period from 2000 to 2004. There were no errors in 2005.

(1)	2005 financial results have been restated to recognize additional expense of $1.5 million.

Appendix A - Analysis of Effect of Accounting Errors - FY 2000

(dollars in thousands, except per share)

	Form 10-Q 3/31/00					Form 10-Q 6/30/00					Form 10-Q 9/30/00					Form 10-K 12/31/00
	As Reported	Error		As Adjusted	Dif	As Reported	Error		As Adjusted	Dif	As Reported	Error		As Adjusted	Dif	As Reported	Error		As Adjusted	Dif
Revenue	$2,120.5	$0.0		$2,120.5	0.0%	$2,143.1	$0.0		$2,143.1	0.0%	$2,261.8	$0.0		$2,261.8	0.0%	$9,167.6	$0.0		$9,167.6	0.0%

Net Income available to common stockholders	$(249.8)	$(11.8	)(1)	$(224.1)	-10.3%	$(106.8)	$(11.8	)(1)	$(118.6)	11.0%	$(106.7)	$(11.8	)(1)	$(118.5)	11.1%	$(750.5)	$(47.2	)(1)	$(760.2)	1.3%
		$37.5															$37.5

Earnings per common share:
Basic	(0.08)	(0.01)		(0.07)		(0.04)	$(0.00)		(0.04)		(0.03)	$(0.01)		(0.04)		(0.24)	$(0.01)		(0.25)
Fully diluted	(0.08)	(0.01)		(0.07)		(0.04)	$(0.00)		(0.04)		(0.03)	$(0.01)		(0.04)		(0.24)	$(0.01)		(0.25)

Total Assets	$2,190.9	$0.0		$2,190.9	0.0%	$2,010.2	$0.0		$2,010.2	0.0%	$1,753.4	$0.0		$1,753.4	0.0%	$2,070.8	$0.0		$2,070.8	0.0%

Total Shareholders’ Equity (Deficit) (2)	$(139.8)	$0.0		$(139.8)	0.0%	$(224.1)	$0.0		$(224.1)	0.0%	$(315.3)	$0.0		$(315.3)	0.0%	$(587.6)	$0.0		$(587.6)	0.0%

Retained Earnings (2)	$(2,266.4)	$25.7		$(2,240.7)	-1.1%	$(2,373.2)	$13.9		$(2,359.3)	-0.6%	$(2,479.9)	$2.1		$(2,477.8)	-0.1%	$(2,767.1)	$(9.7)		$(2,776.8)	0.4%

Notes:

(1)	In January of 2000 we issued a warrant to a director in exchange for his personal guarantee of a line of credit for Allion. At the time the warrant was valued at $37,500 and expensed in the quarter ended 3/31/00. We do not have the original calculation used by prior management to determine the value, so we have used our best efforts to recreate the original valuation. We believe that original value of this warrant should have been $105,793. We have shown the effect of this valuation on the quarters and the years effected, however we also believe the original valuation was reasonable. At the time of grant the warrants had little value as we had recently emerged from bankruptcy, were still not profitable, and were operating under a different business model.
(2)	As adjusted column includes the cumulative effect of all errors for Shareholders’ Equity and Retained Earnings.

Appendix A - Analysis of Effect of Accounting Errors - FY 2001

(dollars in thousands, except per share)

	Form 10-Q 3/31/01					Form 10-Q 6/30/01					Form 10-Q 9/30/01					Form 10-K 12/31/01
	As Reported	Error		As Adjusted	Dif	As Reported	Error		As Adjusted	Dif	As Reported	Error		As Adjusted	Dif	As Reported	Error		As Adjusted	Dif
Revenue	$2,685.0	$0.0		$2,685.0	0.0%	$2,911.0	$0.0		$2,911.0	0.0%	$5,042.5	$0.0		$5,042.5	0.0%	$16,235.7	$0.0		$16,235.7	0.0%

Net Income available to common stockholders	$(211.3)	$(11.8	)(1)	$(223.1)	5.6%	$(325.2)	$(11.8	)(2)	$(337.0)	3.6%	$(55.7)	$(11.8	)(1)	$(67.5)	21.2%	$(1,113.8)	$(47.2	)(1)	$(1,161.0)	4.2%

Earnings per common share:
Basic	(0.07)	$(0.00)		(0.07)		(0.10)	$(0.01)		(0.11)		(0.02)	$(0.00)		(0.02)		(0.36)	$(0.01)		(0.37)
Fully diluted	(0.07)	$(0.00)		(0.07)		(0.10)	$(0.01)		(0.11)		(0.02)	$(0.00)		(0.02)		(0.36)	$(0.01)		(0.37)

Total Assets	$1,856.1	$0.0		$1,856.1	0.0%	$2,631.1	$0.0		$2,631.1	0.0%	$5,621.1	$0.0		$5,621.1	0.0%	$4,708.7	$0.0		$4,708.7	0.0%

Total Shareholders’ Equity (Deficit) (2)	$(788.9)	$0.0		$(788.9)	0.0%	$(126.2)	$0.0		$(126.2)	0.0%	$(181.9)	$0.0		$(181.9)	0.0%	$295.2	$0.0		$295.2	0.0%

Retained Earnings (2)	$(2,978.4)	$(21.5)		$(2,999.9)	0.7%	$(3,303.6)	$(33.3)		$(3,336.9)	1.0%	$(3,359.3)	$(45.1)		$(3,404.4)	1.3%	$(3,880.8)	$(56.9)		$(3,937.7)	1.5%

Notes:

(1)	In January of 2000 we issued a warrant to a director in exchange for his personal guarantee of a line of credit for Allion. At the time the warrant was valued at $37,500 and expensed in the quarter ended 3/31/00. We do not have the original calculation used by prior management to determine the value, so we have used our best efforts to recreate the original valuation. We believe that original value of this warrant should have been $105,793. We have shown the effect of this valuation on the quarters and the years effected, however we also believe the original valuation was reasonable. At the time of grant the warrants had little value as we had recently emerged from bankruptcy, were still not profitable, and were operating under a different business model.
(2)	As adjusted column includes the cumulative effect of all errors for Shareholders’ Equity and Retained Earnings.

Appendix A - Analysis of Effect of Accounting Errors - FY 2002

(dollars in thousands, except per share)

	Form 10-Q 3/31/02					Form 10-Q 6/30/02				Form 10-Q 9/30/02				Form 10-K 12/31/02
	As Reported	Error		As Adjusted	Dif	As Reported	Error	As Adjusted	Dif	As Reported	Error	As Adjusted	Dif	As Reported	Error		As Adjusted	Dif
Revenue	$5,930.3	$0.0		$5,930.3	0.0%	$6,223.7	$0.0	$6,223.7	0.0%	$7,218.3	$0.0	$7,218.3	0.0%	$27,457.4	$0.0		$27,457.4	0.0%

Net Income available to common stockholders	$(103.5)	$(11.8	)(1)	$(115.3)	11.4%	$(235.1)	$0.0	$(235.1)	0.0%	$(496.4)	$0.0	$(496.4)	0.0%	$(1,038.8)	$(11.8	)(1)	$(1,050.6)	1.1%

Earnings per common share:
Basic	(0.03)	$(0.01)		(0.04)		(0.08)	$0.00	(0.08)		(0.16)	$0.00	(0.16)		(0.34)	$(0.00)		(0.34)
Fully diluted	(0.03)	$(0.01)		(0.04)		(0.08)	$0.00	(0.08)		(0.16)	$0.00	(0.16)		(0.34)	$(0.00)		(0.34)

Total Assets	$4,627.4	$0.0		$4,627.4	0.0%	$4,854.0	$0.0	$4,854.0	0.0%	$4,614.5	$0.0	$4,614.5	0.0%	$4,621.9	$0.0		$4,621.9	0.0%

Total Shareholders’ Equity (Deficit) (2)	$191.7	$0.0		$191.7	0.0%	$(43.5)	$0.0	$(43.5)	0.0%	$(539.9)	$0.0	$(539.9)	0.0%	$(743.6)	$0.0		$(743.6)	0.0%

Retained Earnings (2)	$(3,984.3)	$(68.7)		$(4,053.0)	1.7%	$(4,219.5)	$(68.7)	$(4,288.2)	1.6%	$(4,715.9)	$(68.7)	$(4,784.6)	1.5%	$(4,919.6)	$(68.7)		$(4,988.3)	1.4%

Notes:

(1)	In January of 2000 we issued a warrant to a director in exchange for his personal guarantee of a line of credit for Allion. At the time the warrant was valued at $37,500 and expensed in the quarter ended 3/31/00. We do not have the original calculation used by prior management to determine the value, so we have used our best efforts to recreate the original valuation. We believe that original value of this warrant should have been $105,793. We have shown the effect of this valuation on the quarters and the years effected, however we also believe the original valuation was reasonable. At the time of grant the warrants had little value as we had recently emerged from bankruptcy, were still not profitable, and were operating under a different business model.
(2)	As adjusted column includes the cumulative effect of all errors for Shareholders’ Equity and Retained Earnings.

Appendix A - Analysis of Effect of Accounting Errors - FY 2003

(dollars in thousands, except per share)

	Form 10-Q 3/31/03				Form 10-Q 6/30/03				Form 10-Q 9/30/03					Form 10-K 12/31/03
	As Reported	Error	As Adjusted	% Dif	As Reported	Error	As Adjusted	% Dif	As Reported	Error		As Adjusted	% Dif	As Reported	Error		As Adjusted	% Dif
Revenue	$8,301.8	$0.0	$8,301.8	0.0%	$12,131.8	$0.0	$12,131.8	0.0%	$13,818.0	$0.0		$13,818.0	0.0%	$48,223.0	$0.0		$48,223.0	0.0%

Net Income available to common stockholders	$(201.6)	$0.0	$(201.6)	0.0%	$(955.1)	$0.0	$(955.1)	0.0%	$(1,066.3)	$0.0		$(1,066.3)	0.0%	$(2,954.2)	$0.0		$(2,954.2)	0.0%

Earnings per common share:
Basic	(0.07)	$0.00	(0.07)		(0.31)	$0.00	(0.31)		(0.34)	$0.00		(0.34)		(0.95)	$0.00		(0.95)
Fully diluted	(0.07)	$0.00	(0.07)		(0.31)	$0.00	(0.31)		(0.34)	$0.00		(0.34)		(0.95)	$0.00		(0.95)

Total Assets	$5,173.5	$0.0	$5,173.5	0.0%	$12,636.3	$0.0	$12,636.3	0.0%	$12,628.9	$0.0		$12,628.9	0.0%	$12,415.4	$0.0		$12,415.4	0.0%

Total Shareholders’ Equity (Deficit) (2)	$(945.2)	$0.0	$(945.2)	0.0%	$4,190.8	$0.0	$4,190.8	0.0%	$3,124.5	$0.0	(2)	$3,124.5	0.0%	$2,393.3	$0.0	(1)	$2,393.3	0.0%

Retained Earnings (2)	$(5,121.2)	$(68.7)	$(5,189.9)	1.3%	$(6,076.3)	$(68.7)	$(6,145.0)	1.1%	$(7,142.6)	$(68.7)		$(7,211.3)	1.0%	$(7,873.8)	$(68.7)		$(7,942.5)	0.9%

Notes:

(1)	In October 2003 a warrant was granted to a director for his assistance in raising money related to the Company’s Series C offering. This has been revalued as a result of the Company’s review of warrant issuances as detailed in Appendix C. The accounting entries to adjust for this correction are offsetting debits and credits within Additional Paid In Capital.
(2)	As adjusted column includes the cumulative effect of all errors for Shareholders’ Equity and Retained Earnings.

Appendix A - Analysis of Effect of Accounting Errors - FY 2004

(dollars in thousands, except per share)

	Form 10-Q 3/31/04				Form 10-Q 6/30/04					Form 10-Q 9/30/04				Form 10-K 12/31/04
	As Reported	Error	As Adjusted	% Dif	As Reported	Error		As Adjusted	% Dif	As Reported	Error	As Adjusted	% Dif	As Reported	Error		As Adjusted	% Dif
Revenue	$14,447.1	$0.0	$14,447.1	0.0%	$14,447.1	$0.0		$14,447.1	0.0%	$17,015.6	$0.0	$17,015.6	0.0%	$64,605.7	$0.0		$64,605.7	0.0%

Net Income available to common stockholders	$(676.9)	$0.0	$(676.9)	0.0%	$(676.9)	$0.0		$(676.9)	0.0%	$(370.4)	$0.0	$(370.4)	0.0%	$(2,680.1)	$0.0		$(2,680.1)	0.0%

Earnings per common share:
Basic	(0.22)	$0.00	(0.22)		(0.22)	$0.00		(0.22)		(0.12)	$0.00	(0.12)		(0.86)	$0.00		(0.86)
Fully diluted	(0.22)	$0.00	(0.22)		(0.22)	$0.00		(0.22)		(0.12)	$0.00	(0.12)		(0.86)	$0.00		(0.86)

Total Assets	$12,702.7	$0.0	$12,702.7	0.0%	$12,702.7	$0.0		$12,702.7	0.0%	$15,873.8	$0.0	$15,873.8	0.0%	$19,995.7	$0.0		$19,995.7	0.0%

Total Shareholders’ Equity (Deficit) (2)	$1,716.4	$0.0	$1,716.4	0.0%	$1,716.4	$0	(2)	$1,716.4	0.0%	$8,303.7	$0.0	$8,303.7	0.0%	$11,514.5	$0.0	(1)	$11,514.5	0.0%

Retained Earnings (2)	$(8,550.7)	$(68.7)	$(8,619.4)	0.8%	$(9,653.5)	$(68.7)		$(9,722.2)	0.7%	$(10,023.9)	$(68.7)	$(10,092.6)	0.7%	$(10,553.9)	$(68.7)		$(10,622.6)	0.7%

Notes:

(1)	In April 2004 a warrant was granted to an agent for its assistance in raising money related to the Company’s Series D offering. This has been revalued as a result of the Company’s review of warrant issuances as detailed in Appendix C. The accounting entries to adjust for this correction are offsetting debits and credits within Additional Paid In Capital.
(2)	As adjusted column includes the cumulative effect of all errors for Shareholders’ Equity and Retained Earnings.

Appendix B

Selected Portions of the

Valuation Reports for

NAHH, SPI, PMW & Priority

Preeminent Investment Banking - Valuations - Appraisals The Mentor Group 15260 Youngwood Dr. Suite P Whittier, CA 90605 562-945-9948

February 22, 2005

Mr. James Spencer

Chief Financial Officer

Allion Healthcare, Inc.

1660 Walt Whitman Road

Suite 105

Melville, NY 11747

Mr. Spencer:

In accordance with your authorization, The Mentor Group has completed an analysis to determine the fair value of goodwill and intangible assets in the acquired business known as North American Home Health Supply, Inc. (hereinafter referred to as “NAHS” or the “Reporting Unit”) as of January 4, 2005 (“valuation date”). The study was performed for the purposes of purchase price allocation of the intangibles and goodwill as determined under FAS 141 on the valuation date for the Reporting Unit.

Fair value of an asset (liability) is defined as “the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.” Although GAAP may not prescribe the method for measuring the fair value of an item, it expresses a preference for the use of observable market prices to make that determination. In the absence of observable market prices, GAAP requires fair value to be based on the best information available in the circumstances.

In determining fair value, we considered generally accepted procedures for valuing companies and intangibles. The purchase price was estimated to be $7,379,994 as of the valuation date (subject to final adjustments). The application of our procedures indicates a fair value for the fixed assets and others of $35,416, covenant-not-to-compete of $50,000 (five year life), referral list for Enteral products $4,403,720 (fifteen year life), referral list for Pharmaceutical products $110,611 (fifteen year life), workforce $473,865 (part of goodwill) and the residual goodwill of $2,306,382.

This valuation was based on the premise that NAHS is and will continue to be operated as a going concern. No member of The Mentor Group, Inc. has any financial interest in NAHS. The fee for the valuation report is not contingent upon the value reported. We have no responsibility to update this report for events and circumstances occurring after the valuation date of this report.

Allion Healthcare

February 22, 2005

In accordance with the terms of our engagement, this letter and accompanying report is only for the internal use of the Board of Directors of Allion Healthcare, Inc. and external auditors in determining the purchase price allocation goodwill and intangibles as defined by FAS 141 as of the valuation date. This report is not to be used with, circulated, quoted or otherwise referred to in whole or in part for any other purpose, or in connection with a Registration Statement or any other document, without our express written consent, except as stated in the Assumptions and Limiting Conditions attached to this report.

We appreciate this opportunity to have been of service to you.

Best regards,

WER

FAS 141 VALUATION OF NAHS

VALUATION OF NAHS

INDEX OF SCHEDULES

Purchase Price

Black-Scholes Stock Warrant Model

Historical Balance Sheet Statement

Historical Income Statement

Market Guideline Methodology

Capitalization of Projected Earnings

Derivation of Discount Rate

Valuation of Replacement Cost for Assembled Workforce

Determination of Incremental Earnings by Revenue Source

Valuation of Referral Sources - Enteral

Valuation of Referral Sources - Pharmaceutical

Excess Earnings Method

2.0	FAS 141 INTANGIBLE IDENTIFICATION / VALUATION METHODOLOGY

FAS 141 allocation of goodwill and intangibles requires valuation of identifiable intangible assets and goodwill as well as estimation of the life of the identifiable intangibles. The testing and assumptions for the valuation of intangibles is a two-step process. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). Estimates of the fair value of the reporting unit should be based on the best information available. Valuation methods may consist of quoted market prices where available, as well as techniques such as earnings or revenue multiples, discounted cash flows, etc. Where fair value is determined in accordance with present value techniques, estimates of fair value should incorporate assumptions marketplace participants would use in making their estimates of fair value.

The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed shall be recognized as an asset referred to as goodwill. An acquired intangible asset that does not meet the criteria in FAS 141, paragraph 39 shall be included in the amount recognized as goodwill.

The second step requires that an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). For purposes of FAS 141, however, an intangible asset that cannot be sold, transferred, licensed, rented, or exchanged individually is considered separable if it can be sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset, or liability. For purposes of FAS 141, an assembled workforce shall not be recognized as an intangible asset apart from goodwill.

The following are intangible assets that were considered as possibly meeting the criteria for recognition as an asset apart from goodwill. The list is not intended to be all-inclusive of all intangibles. The determination of whether specific acquired intangible assets meet the criteria for recognition apart from goodwill was based on the facts and circumstances of this business acquisition.

a. Marketing-related intangible assets

(1)	Trademarks, trade names – The NAHS name is not extensively utilized on end products. No significant market recognition or utilization of NAHS name or mark was determined.

(2)	Service marks, collective marks, certification marks – None noted or disclosed

(3)	Trade dress (unique color, shape, or package design) – None noted or disclosed.

(4)	Non-competition agreements – The two individuals who owned the NAHS entered into an arms-length agreement for value of $50,000 for a five year period.

b. Customer-related intangible assets

(1)	Referral lists – Substantial list of referral sources for enteral and limited listed of key referrals for pharmaceuticals. Management has not maintained any historical analysis to demonstrate the expected life of the lists. Management’s expectation was an average life of ten to twenty years for the existing base. Information provided on the top 100 sources reflected a 4% loss for the current year or a twenty-five year total life. The estimated life of fifteen years was based on historical length of management’s relationship, limited geographical movement of referrals, and market place assumption of finite life for referrals.

(2)	Customer contracts and related customer relationships – Limited contractual agreement with no identifiable market participant who would be willing to fulfill short-term contract.

(4)	Non-contractual customer relationships – Substantial relationship with home delivery of products. However, the minimum estimate is a month transition.

c. Contract-based intangible assets

(1)	Licensing, royalty, standstill agreements – None noted or disclosed

(2)	Advertising, management, or supply contracts – None noted or disclosed

(3)	Lease agreements – None noted or disclosed

(4)	Employment contracts – None. Assembled workforce considered in Goodwill

d. Technology-based intangible assets

(1)	Patented technology – None noted or disclosed

(2)	Computer software – None noted or disclosed

(3)	Unpatented technology – None noted or disclosed

(4)	Internet domain name – NAHS indicated very limited internet marketing or utilization and no proprietary ordering or sales structure.

NAHS has been valued as an ongoing business enterprise due to the projected profitability of the Reporting Unit. The marketplace methods that are most commonly used to value a business are the Value of Underlying Assets or Cost Approach, the Market Approach, and the Income Approach.

The Underlying Assets Approach assigns fair values to NAHS’s tangible and intangible assets and restates shareholders’ equity to account for the adjustments. A discussion can be found in Section 3.0.

Under the Market Approach, sales of complete companies, guideline publicly traded companies, or intangible assets (transactions involving the sale of similar entities or intangibles) are analyzed. This analysis is used to develop multiples of income statement and/or balance sheet statistics. Consideration is given to these multiples, especially in light of how the financial condition and operating performance of NAHS compares to each of the transactions. A presentation of the Market Approach can be found in Section 4.0.

The Income Approach evaluates the present worth of the future economic benefits that accrue to the investor or owner of a business or intangible. Future earnings are discounted to the present, or stabilized cash flows capitalized, at a rate of return that is commensurate with the inherent risks in the business or intangible. A presentation of the Income Approach can be found in Section 5.0.

Market multiples and rates of return, used in the Market and Income Approaches, respectively, are determined from statistics from publicly traded companies. Accordingly, the valuation process for a subsidiary business requires a comparative analysis of NAHS with these guideline publicly traded companies. Although it is clear that no two companies are completely alike, it is possible to find publicly traded companies that are engaged in the same or similar line of business and affected by similar economic and industry factors. Also, an investment in a guideline company or intangible could represent an alternative to investing in the NAHS’s assets.

Additionally, in valuing the common stock by the market or income approach, consideration was given to the quality and condition of the underlying assets. Those assets, which produce goods or provide services, must be in reasonably good condition. If not, the business enterprise value would be reduced to account for capital expenditures required to place these assets in an appropriate productive state. AHI’s and NAHS’s management has indicated that all operating assets necessary to the conduct of business are in place and in good operating condition. As management deems necessary to continue to grow operations, any additional operating assets will be acquired.

Similar assumptions are necessary regarding net working capital requirements. If, in the financial analysis, it is determined that NAHS has a deficiency of working capital, the value would be reduced by the amount of such deficiency (the actual net working capital of the firm subtracted from an assumed working capital). On the other hand, if the NAHS’s balance sheet and working capital are favorable (i.e. providing more than would be required for normal operations), this excess will be added to the value. The same is true of valuable assets not employed in the normal business, such as excess land. Working capital has not been adjusted due to the lack of required funding for purchases/inventory. There are no assets on the historical Reporting Unit’s balance sheet that are not employed in the business.

7.0	CONCLUSION OF VALUE

In determining the fair value of NAHS and the identifiable intangibles, the following indicators of value were computed.

Overall Fair Value
Cost Approach	Not Utilized
Market Approach
Public Guideline Co. Method	Not Available
Merger & Acquisition Method	$11,650,000 to $12,810,000
Income Approach
Capitalized Projected Earnings	$9,041,807
Identifiable Intangibles
Cost Approach
Assembled Workforce	$473,865
Market Approach
Public Guideline Co. Method	Not Available
Merger & Acquisition Method	Not Available
Direct Transaction Method
Non-Compete Agreement	$50,000
Income Approach
Discounted Cash Flow
Enteral Referral Sources	$4,403,720
Pharmaceutical Referral Sources	$110,611
Capitalization of Earnings
Goodwill	$3,831,057

Overall Fair Value

FAS 141 calls for use of observable market prices and the best information available. The M&A guideline company method is considered the strongest indicator of any impairment to fair value based on that criterion. The multiples are direct measures of guideline transactions in companies and are the best information available. While the range of market capitalization of these companies was significant, these transactions represent potential buyers of NAHS. The capitalization of earnings method was considered a secondary market approach.

The capitalization of earnings is a direct measure of the specific aspects of the Reporting Unit and its risks/rewards. The model is very sensitive to the gross profit and growth assumption and as such was not given as much weight as the other method. The income approach does further support the market approach. The income approach support is then utilized to support the assumptions for the specific intangibles.

Identifiable Intangibles

The identifiable intangibles included the replacement cost for the assembled workforce, the income approach for the referral sources, and the market approach for the non-compete agreement and goodwill. Their respective lives were estimated based on expected utilization and market information. The due diligence for the market approach did not result in discovery of any disclosed guideline transactions specific to intangibles.

The excess earnings method verified the degree of goodwill in the transaction.

Accordingly, based upon our analysis of the foregoing factors and value indicators, and our general understanding of the Reporting Unit and its industry, there are two approaches all indicating a fair value in excess of the acquisition value of the total assets including goodwill/intangibles.

STATEMENT OF ASSUMPTIONS AND LIMITING CONDITIONS

The analyses and opinions concluded by The Mentor Group (TMG) and set forth in this financial valuation report are subject to the following assumptions and limiting conditions:

We have no present or contemplated material interest in the business or assets that are the subject of this report.

We have no personal interest or bias with respect to the subject matter of this report or the parties involved.

To the best of our knowledge and belief, the statements of fact contained in this report, upon which the analyses, opinions, and conclusions expressed herein are based, are true and correct.

For all initial valuations of business enterprises, TMG has made a personal visit to the premises of the business and conducted interviews with management. When the business valuation represents an update of a previously conducted valuation, we may not have made a personal visit to the premises of the business.

The fee for this engagement is not contingent upon the values reported.

No investigation of legal fee or title to the business or its assets has been made and the ownership claim to the business and its assets is assumed valid. No consideration has been given to liens or encumbrances which may be in place against the business or assets, except as specifically stated in this report.

All value conclusions are presented as the considered opinion of TMG based on the facts noted within this report. We assume no responsibility for changes in values or market condition nor for the inability of the owner to locate a purchaser at the estimated value. The value conclusions derived were for the specific purpose set forth herein and may be invalid if used for any other purpose. This is not a fairness or solvency opinion and may not be used out of the context as presented herein nor used to solicit potential buyers.

Client agrees to preserve the confidential format and content of our reports. Our reports and the TMG name are not to be used in whole or in part outside your organization, without our prior written approval, except for review by your auditors, legal counsel, advisors, financial institution (if the purpose of our appraisal is financing), and by representatives of taxing authorities. We will likewise preserve the confidential nature of information received from you, or developed during this engagement, in accordance with our established professional standards. Client agrees that TMG does not, either by entering into this contract or by performing the services rendered, assume, abridge, abrogate or undertake to discharge any duty of Client to any other person. Unless otherwise stated in writing, TMG may reference the work performed for Client in general public announcements.

All financial statements and other pertinent data relating to the income and expense attributed to the entity have been provided either by management or its representatives and accepted without further verification, except as may be noted in the report. Therefore, to the extent that such information may be found at a later date to have been inaccurate or misrepresented, we cannot accept liability for the consequences such inaccuracy or misrepresentation may have on our value conclusion or the use of our conclusion in actions taken by our client.

While we accept as correct the information furnished us by others, no guarantee is expressed or implied herein for the validity of such information, whether in written or oral form. In addition, we assume that the information supplied by management and others represented a good faith effort to describe the business or assets. We further assume that, unless indicated otherwise, there is no intention of selling control of or liquidating any material asset other than in the normal and ordinary course of business.

Neither all nor any part of the contents of this report or schedules shall be conveyed to the public through advertising, public relations, news, sales, or other media, without the written consent and approval of TMG.

We assume that the terms of any leases currently in effect will not be altered by any lessor contending that the new financial structure triggers a material change in the financial condition of the Company, unless and to the extent that these assertions are specifically disclosed

We assume there are no hidden or unexpected conditions of either the real or personal property utilized by the business enterprise which would materially and adversely affect value.

We express no opinion as to: a) the tax consequences of any transaction which may result; b) the effect of the tax consequences of any net value received or to be received as a result of a transaction; and, c) the possible impact on the market price resulting from any need to effect a transaction to pay taxes.

No opinion is expressed for matters that require legal or specialized expertise, investigation, or knowledge beyond that customarily employed by appraisers. Therefore, this report does not address issues of law, engineering, code conformance, toxic contamination or discharge, the potential presence of hazardous substances, etc., unless specifically identified in the body of the report.

Unless express written notice of noncompliance is delivered and brought to the attention of TMG, we assume that the Company is in compliance with all laws and regulations of any government or agency significant and relevant to its operations.

TMG has no responsibility to update the opinions stated herein for events and circumstances occurring after the date of this letter. Any additional consultation, attendance during any hearings or depositions, testimony, or additional research required in reference to the present engagement beyond the opinions expressed herein, as of the date of this letter, are subject to specific written arrangements between the parties.

The analyses and market value estimate may, in part, be based on estimates and assumptions which are inherently subject to uncertainty and variation, depending on evolving events. However, some assumptions inevitably will not materialize, and unanticipated events and circumstances may occur; therefore, actual results achieved during the period covered by our analyses will vary from our estimates, and the variations may be material.

This report may contain prospective financial estimates or opinions that represent the appraiser’s view of expectations at a particular point in time, but such information, estimates or opinions are not offered as predictions or as assurances that a particular level of income or profit will be achieved, that events will occur, or that a particular price will be offered or accepted.

Any value estimates provided in the report apply to the overall business enterprise, and any proration of the total into fractional interests will invalidate the value estimate, unless such proration or division of interests has been set forth in the report.

No consideration has been given in this appraisal to the underlying market value of the real and personal property, such as furniture, fixtures, machinery and equipment located on the premises, unless otherwise identified in this report.

TMG assumes no responsibility for economic or physical factors which may affect the opinions herein stated which may occur at some date after the date of this appraisal report. Forecasts of future events which influence the valuation process are predicated on the continuation of historic and current trends in the market, as identified in the report.

TMG reserves the right to make such adjustments to the analyses, opinions and conclusions set forth in this report as may be required by consideration of additional data or more reliable data that may become available.

We assume no responsibility for any financial reporting judgements which are appropriately those of management. Management accepts the responsibility for any related financial reporting with respect to the assets or properties encompassed by this appraisal.

Any dispute of claim made with respect to this report shall be submitted to and resolved in accordance with the rules of the American Arbitration Association for arbitration, and the decision of the Association shall be binding. All appraisal services, pursuant to this report, shall be deemed to be contracted for and rendered in the county of The Mentor Group office contracted to perform the services, and any arbitration or judicial proceedings shall take place in that county.

With regard to any intangible assets (patents, trademarks, service marks, trade names, copyrights, trade secrets, etc.), either valued separately and distinctly from the business or which may contribute to the value of the business enterprise but not be separately valued as a part of this valuation engagement, TMG expresses no opinion regarding nor shall it have any responsibility in connection with, any of the following matters:

a.	verifying the ownership of the property;

b.	determining whether the owner of such property has granted to other parties any licenses, options or security interests therein, or made any commitment to license or assign rights in such property; or whether such property has liens or other encumbrances against it;

c.	the validity or enforceability of any patent, copyright registration or trademark (or service mark) registration;

d.	whether property identified as a trade secret is, in fact, a legally enforceable trade secret, and the scope of protection afforded;

e.	the scope of patent claims; that is, the range and types of products or processes covered by any patent;

f.	whether the inventor(s) identified in any patent is(are) the true inventor(s), and whether all inventors have been named;

g.	the scope of rights in trademarks, service marks or trade names;

h.	the correct authorship of any copyrighted works;

i.	whether there has been litigation relating to such intangible assets and the results of any adjudication or settlement of such litigation, particularly with respect to issues of validity, enforceability and scope of protection afforded.

The liability of TMG and its employees and associates is limited to the client only and to the amount of the fee actually received by TMG. There is no accountability, obligation, or liability to any third party. If the appraisal report or any part thereof is disseminated to anyone other than the client, the client shall make such party or parties aware of all limiting conditions and assumptions affecting the appraisal assignment. Neither the appraisers nor TMG is in any way responsible for any costs incurred to discover or correct any physical, financial, and/or legal deficiencies of any type present in the subject property. In the case of limited partnerships or syndication offerings or stock offerings in real estate, the client agrees that in the event of a lawsuit brought by a lender, a partner or part owner in any form of ownership, a tenant or any other party, the client will indemnify and hold the appraiser(s) and TMG completely harmless in such action with respect to any and all awards or settlements of any type, such as fines, penalties, or financial losses resulting from actions taken by tax authorities, including but not limited to the Internal Revenue Service, when such fines, penalties, or losses are not due to fraud or gross negligence on the part of TMG.

Preeminent Investment Banking - Valuation - Appraisals The Mentor Group 15260 Youngwood Dr. Suite P Whittier, CA 90605 562-945-9948

March 23, 2005

Mr. James Spencer

Chief Financial Officer

Allion Healthcare, Inc.

1660 Walt Whitman Road

Suite 105

Melville, NY 11747

Mr. Spencer:

In accordance with your authorization, The Mentor Group has completed an analysis to determine the fair value of goodwill and intangible assets in the acquired business known as Specialty Pharmacies, Inc. (hereinafter referred to as “SPI” or the “Reporting Unit”) as of February 28, 2005 (“valuation date”). The study was performed for the purposes of purchase price allocation of the intangibles and goodwill as determined under FAS 141 on the valuation date for the Reporting Unit.

Fair value of an asset (liability) is defined as “the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.” Although GAAP may not prescribe the method for measuring the fair value of an item, it expresses a preference for the use of observable market prices to make that determination. In the absence of observable market prices, GAAP requires fair value to be based on the best information available in the circumstances.

In determining fair value, we considered generally accepted procedures for valuing companies and intangibles. The purchase price was estimated to be $9,603,847 as of the valuation date (subject to final adjustments). The application of our procedures indicates a fair value for the fixed assets and others of $63,705, covenant-not-to-compete for non-participating owners of $75,000 (five year life), covenant-not-to-compete for participating owner of $222,672 (three year life), referral list for Pharmaceutical products $4,153,386 (fifteen year life), workforce $400,190 (part of goodwill) and the residual goodwill of $4,688,894.

This valuation was based on the premise that SPI is and will continue to be operated as a going concern. No member of The Mentor Group, Inc. has any financial interest in SPI. The fee for the valuation report is not contingent upon the value reported. We have no responsibility to update this report for events and circumstances occurring after the valuation date of this report.

Allion Healthcare

March 23, 2005

In accordance with the terms of our engagement, this letter and accompanying report is only for the internal use of the Board of Directors of Allion Healthcare, Inc. and external auditors in determining the purchase price allocation goodwill and intangibles as defined by FAS 141 as of the valuation date. This report is not to be used with, circulated, quoted or otherwise referred to in whole or in part for any other purpose, or in connection with a Registration Statement or any other document, without our express written consent, except as stated in the Assumptions and Limiting Conditions attached to this report.

We appreciate this opportunity to have been of service to you.

Best regards,

WER

FAS 141 VALUATION OF SPI

VALUATION OF SPI

INDEX OF SCHEDULES

Purchase Price

Valuation of Warrant Purchase Agreement

Black-Scholes Stock Warrant Model

Historical Balance Sheet Statement

Historical Income Statement

Market Guideline Methodology

Capitalization of Projected Earnings

Derivation of Discount Rate

Valuation of Replacement Cost for Assembled Workforce

Determination of Incremental Earnings by Revenue Source

Valuation of Referral Sources – Pharmaceutical

Valuation of Non-Compete Agreement

Excess Earnings Method

2.0	FAS 141 INTANGIBLE IDENTIFICATION / VALUATION METHODOLOGY

FAS 141 allocation of goodwill and intangibles requires valuation of identifiable intangible assets and goodwill as well as estimation of the life of the identifiable intangibles. The testing and assumptions for the valuation of intangibles is a two-step process. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). Estimates of the fair value of the reporting unit should be based on the best information available. Valuation methods may consist of quoted market prices where available, as well as techniques such as earnings or revenue multiples, discounted cash flows, etc. Where fair value is determined in accordance with present value techniques, estimates of fair value should incorporate assumptions marketplace participants would use in making their estimates of fair value.

The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed shall be recognized as an asset referred to as goodwill. An acquired intangible asset that does not meet the criteria in FAS 141, paragraph 39 shall be included in the amount recognized as goodwill.

The second step requires that an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). For purposes of FAS 141, however, an intangible asset that cannot be sold, transferred, licensed, rented, or exchanged individually is considered separable if it can be sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset, or liability. For purposes of FAS 141, an assembled workforce shall not be recognized as an intangible asset apart from goodwill.

The following are intangible assets that were considered as possibly meeting the criteria for recognition as an asset apart from goodwill. The list is not intended to be all-inclusive of all intangibles. The determination of whether specific acquired intangible assets meet the criteria for recognition apart from goodwill was based on the facts and circumstances of this business acquisition.

a. Marketing-related intangible assets

(1)	Trademarks, trade names – The SPI name is not extensively utilized on end products. No significant market recognition or utilization of SPI name or mark was determined.

(2)	Service marks, collective marks, certification marks – None noted or disclosed

(3)	Trade dress (unique color, shape, or package design) – None noted or disclosed.

(4)	Non-competition agreements – Four key individuals owned the SPI. Each entered into an arms-length agreement for a three to five year period.

b. Customer-related intangible assets

(1)	Referral lists – Substantial list of referral sources for referrals for pharmaceuticals. Management has not maintained any historical analysis to demonstrate the expected life of the lists. Management’s expectation was an average life of ten to twenty years for the existing base. Information provided on the top 108 sources reflected a 6.9% decline in sources of new client referral dropping significantly from the prior 2003 year (implied 14.43 years). An analysis based on the criteria of changes below 8 new referrals for gain or loss resulted in an indicated decline of 6.5% (implied 15.33 years). A prior acquisition had a decline of 4% in one year with an implied life of 20.0 years. The estimated life of fifteen years was based on historical length of management’s relationship, limited geographical movement of referrals, and market place assumption of finite life for referrals.

(2)	Customer contracts and related customer relationships – Limited contractual agreement with no identifiable market participant who would be willing to fulfill short-term contract.

(4)	Non-contractual customer relationships – Minimum estimate is a month transition.

c. Contract-based intangible assets

(1)	Licensing, royalty, standstill agreements – None noted or disclosed

(2)	Advertising, management, or supply contracts – None noted or disclosed

(3)	Lease agreements – No market rent advantages disclosed

(4)	Employment contracts – None. Assembled workforce considered in Goodwill

d. Technology-based intangible assets

(1)	Patented technology – None noted or disclosed

(2)	Computer software – None noted or disclosed

(3)	Unpatented technology – None noted or disclosed

(4)	Internet domain name – SPI indicated very limited internet marketing or utilization and no proprietary ordering or sales structure.

SPI has been valued as an ongoing business enterprise due to the projected profitability of the Reporting Unit. The marketplace methods that are most commonly used to value a business are the Value of Underlying Assets or Cost Approach, the Market Approach, and the Income Approach.

The Underlying Assets Approach assigns fair values to SPI’s tangible and intangible assets and restates shareholders’ equity to account for the adjustments. A discussion can be found in Section 3.0.

Under the Market Approach, sales of complete companies, guideline publicly traded companies, or intangible assets (transactions involving the sale of similar entities or intangibles) are analyzed. This analysis is used to develop multiples of income statement and/or balance sheet statistics. Consideration is given to these multiples, especially in light of how the financial condition and operating performance of SPI compares to each of the transactions. A presentation of the Market Approach can be found in Section 4.0.

The Income Approach evaluates the present worth of the future economic benefits that accrue to the investor or owner of a business or intangible. Future earnings are discounted to the present, or stabilized cash flows capitalized, at a rate of return that is commensurate with the inherent risks in the business or intangible. A presentation of the Income Approach can be found in Section 5.0.

Market multiples and rates of return, used in the Market and Income Approaches, respectively, are determined from statistics from publicly traded companies. Accordingly, the valuation process for a subsidiary business requires a comparative analysis of SPI with these guideline publicly traded companies. Although it is clear that no two companies are completely alike, it is possible to find publicly traded companies that are engaged in the same or similar line of business and affected by similar economic and industry factors. Also, an investment in a guideline company or intangible could represent an alternative to investing in the SPI’s assets.

Additionally, in valuing the common stock by the market or income approach, consideration was given to the quality and condition of the underlying assets. Those assets, which produce goods or provide services, must be in reasonably good condition. If not, the business enterprise value would be reduced to account for capital expenditures required to place these assets in an appropriate productive state. AHI’s and SPI’s management has indicated that all operating assets necessary to the conduct of business are in place and in good operating condition. As management deems necessary to continue to grow operations, any additional operating assets will be acquired.

Similar assumptions are necessary regarding net working capital requirements. If, in the financial analysis, it is determined that SPI has a deficiency of working capital, the value would be reduced by the amount of such deficiency (the actual net working capital of the firm subtracted from an assumed working capital). On the other hand, if the SPI’s balance sheet and working capital are favorable (i.e. providing more than would be required for normal operations), this excess will be added to the value. The same is true of valuable assets not employed in the normal business, such as excess land. Working capital has not been adjusted due to the lack of required funding for purchases/inventory. There are no assets on the historical Reporting Unit’s balance sheet that are not employed in the business.

7.0	CONCLUSION OF VALUE

In determining the fair value of SPI and the identifiable intangibles, the following indicators of value were computed.

Overall Fair Value
Cost Approach	Not Utilized
Market Approach
Public Guideline Co. Method	Not Available
Merger & Acquisition Method	$19,140,000 to $22,930,000
Income Approach
Capitalized Projected Earnings	$13,212,562
Identifiable Intangibles
Cost Approach
Assembled Workforce	$400,190
Market Approach
Public Guideline Co. Method	Not Available
Merger & Acquisition Method	Not Available
Direct Transaction Method
Non-Compete Nonparticipating	$75,000
Income Approach
Discounted Cash Flow
Pharmaceutical Referral Sources	$4,153,386
Non-Compete Participating	$222,672
Capitalization of Earnings
Goodwill	$6,841,940

Overall Fair Value

FAS 141 calls for use of observable market prices and the best information available. The M&A guideline company method is considered the strongest indicator of any impairment to fair value based on that criterion. The multiples are direct measures of guideline transactions in companies and are the best information available. While the range of market capitalization of these companies was significant, these transactions represent potential buyers of SPI. The capitalization of earnings method was considered a secondary market approach.

The capitalization of earnings is a direct measure of the specific aspects of the Reporting Unit and its risks/rewards. The model is very sensitive to the gross profit and growth assumption and as such was not given as much weight as the other method. The income approach does further support the market approach. The income approach support is then utilized to support the assumptions for the specific intangibles.

Identifiable Intangibles

The identifiable intangibles included the replacement cost for the assembled workforce, the income approach for the referral sources and non-compete agreement for Mr. Tubbs, and the market approach for the nonparticipating owners non-compete agreements and goodwill. Their respective lives were estimated based on expected utilization and market information. The due diligence for the market approach did not result in discovery of any disclosed guideline transactions specific to intangibles, other than the nonparticipating owners non-compete agreements. The excess earnings method verified the degree of goodwill in the transaction.

Accordingly, based upon our analysis of the foregoing factors and value indicators, and our general understanding of the Reporting Unit and its industry, there are two approaches all indicating a fair value in excess of the acquisition value of the total assets including goodwill/intangibles.

STATEMENT OF ASSUMPTIONS AND LIMITING CONDITIONS

The analyses and opinions concluded by The Mentor Group (TMG) and set forth in this financial valuation report are subject to the following assumptions and limiting conditions:

We have no present or contemplated material interest in the business or assets that are the subject of this report.

We have no personal interest or bias with respect to the subject matter of this report or the parties involved.

To the best of our knowledge and belief, the statements of fact contained in this report, upon which the analyses, opinions, and conclusions expressed herein are based, are true and correct.

For all initial valuations of business enterprises, TMG has made a personal visit to the premises of the business and conducted interviews with management. When the business valuation represents an update of a previously conducted valuation, we may not have made a personal visit to the premises of the business.

The fee for this engagement is not contingent upon the values reported.

No investigation of legal fee or title to the business or its assets has been made and the ownership claim to the business and its assets is assumed valid. No consideration has been given to liens or encumbrances which may be in place against the business or assets, except as specifically stated in this report.

All value conclusions are presented as the considered opinion of TMG based on the facts noted within this report. We assume no responsibility for changes in values or market condition nor for the inability of the owner to locate a purchaser at the estimated value. The value conclusions derived were for the specific purpose set forth herein and may be invalid if used for any other purpose. This is not a fairness or solvency opinion and may not be used out of the context as presented herein nor used to solicit potential buyers.

Client agrees to preserve the confidential format and content of our reports. Our reports and the TMG name are not to be used in whole or in part outside your organization, without our prior written approval, except for review by your auditors, legal counsel, advisors, financial institution (if the purpose of our appraisal is financing), and by representatives of taxing authorities. We will likewise preserve the confidential nature of information received from you, or developed during this engagement, in accordance with our established professional standards. Client agrees that TMG does not, either by entering into this contract or by performing the services rendered, assume, abridge, abrogate or undertake to discharge any duty of Client to any other person. Unless otherwise stated in writing, TMG may reference the work performed for Client in general public announcements.

All financial statements and other pertinent data relating to the income and expense attributed to the entity have been provided either by management or its representatives and accepted without further verification, except as may be noted in the report. Therefore, to the extent that such information may be found at a later date to have been inaccurate or misrepresented, we cannot accept liability for the consequences such inaccuracy or misrepresentation may have on our value conclusion or the use of our conclusion in actions taken by our client.

While we accept as correct the information furnished us by others, no guarantee is expressed or implied herein for the validity of such information, whether in written or oral form. In addition, we assume that the information supplied by management and others represented a good faith effort to describe the business or assets. We further assume that, unless indicated otherwise, there is no intention of selling control of or liquidating any material asset other than in the normal and ordinary course of business.

Neither all nor any part of the contents of this report or schedules shall be conveyed to the public through advertising, public relations, news, sales, or other media, without the written consent and approval of TMG.

We assume that the terms of any leases currently in effect will not be altered by any lessor contending that the new financial structure triggers a material change in the financial condition of the Company, unless and to the extent that these assertions are specifically disclosed

We assume there are no hidden or unexpected conditions of either the real or personal property utilized by the business enterprise which would materially and adversely affect value.

We express no opinion as to: a) the tax consequences of any transaction which may result; b) the effect of the tax consequences of any net value received or to be received as a result of a transaction; and, c) the possible impact on the market price resulting from any need to effect a transaction to pay taxes.

No opinion is expressed for matters that require legal or specialized expertise, investigation, or knowledge beyond that customarily employed by appraisers. Therefore, this report does not address issues of law, engineering, code conformance, toxic contamination or discharge, the potential presence of hazardous substances, etc., unless specifically identified in the body of the report.

Unless express written notice of noncompliance is delivered and brought to the attention of TMG, we assume that the Company is in compliance with all laws and regulations of any government or agency significant and relevant to its operations.

TMG has no responsibility to update the opinions stated herein for events and circumstances occurring after the date of this letter. Any additional consultation, attendance during any hearings or depositions, testimony, or additional research required in reference to the present engagement beyond the opinions expressed herein, as of the date of this letter, are subject to specific written arrangements between the parties.

The analyses and market value estimate may, in part, be based on estimates and assumptions which are inherently subject to uncertainty and variation, depending on evolving events. However, some assumptions inevitably will not materialize, and unanticipated events and circumstances may occur; therefore, actual results achieved during the period covered by our analyses will vary from our estimates, and the variations may be material.

This report may contain prospective financial estimates or opinions that represent the appraiser’s view of expectations at a particular point in time, but such information, estimates or opinions are not offered as predictions or as assurances that a particular level of income or profit will be achieved, that events will occur, or that a particular price will be offered or accepted.

Any value estimates provided in the report apply to the overall business enterprise, and any proration of the total into fractional interests will invalidate the value estimate, unless such proration or division of interests has been set forth in the report.

No consideration has been given in this appraisal to the underlying market value of the real and personal property, such as furniture, fixtures, machinery and equipment located on the premises, unless otherwise identified in this report.

TMG assumes no responsibility for economic or physical factors which may affect the opinions herein stated which may occur at some date after the date of this appraisal report. Forecasts of future events which influence the valuation process are predicated on the continuation of historic and current trends in the market, as identified in the report.

TMG reserves the right to make such adjustments to the analyses, opinions and conclusions set forth in this report as may be required by consideration of additional data or more reliable data that may become available.

We assume no responsibility for any financial reporting judgements which are appropriately those of management. Management accepts the responsibility for any related financial reporting with respect to the assets or properties encompassed by this appraisal.

Any dispute of claim made with respect to this report shall be submitted to and resolved in accordance with the rules of the American Arbitration Association for arbitration, and the decision of the Association shall be binding. All appraisal services, pursuant to this report, shall be deemed to be contracted for and rendered in the county of The Mentor Group office contracted to perform the services, and any arbitration or judicial proceedings shall take place in that county.

With regard to any intangible assets (patents, trademarks, service marks, trade names, copyrights, trade secrets, etc.), either valued separately and distinctly from the business or which may contribute to the value of the business enterprise but not be separately valued as a part of this valuation engagement, TMG expresses no opinion regarding nor shall it have any responsibility in connection with, any of the following matters:

a.	verifying the ownership of the property;

b.	determining whether the owner of such property has granted to other parties any licenses, options or security interests therein, or made any commitment to license or assign rights in such property; or whether such property has liens or other encumbrances against it;

c.	the validity or enforceability of any patent, copyright registration or trademark (or service mark) registration;

d.	whether property identified as a trade secret is, in fact, a legally enforceable trade secret, and the scope of protection afforded;

e.	the scope of patent claims; that is, the range and types of products or processes covered by any patent;

f.	whether the inventor(s) identified in any patent is(are) the true inventor(s), and whether all inventors have been named;

g.	the scope of rights in trademarks, service marks or trade names;

h.	the correct authorship of any copyrighted works;

i.	whether there has been litigation relating to such intangible assets and the results of any adjudication or settlement of such litigation, particularly with respect to issues of validity, enforceability and scope of protection afforded.

The liability of TMG and its employees and associates is limited to the client only and to the amount of the fee actually received by TMG. There is no accountability, obligation, or liability to any third party. If the appraisal report or any part thereof is disseminated to anyone other than the client, the client shall make such party or parties aware of all limiting conditions and assumptions affecting the appraisal assignment. Neither the appraisers nor TMG is in any way responsible for any costs incurred to discover or correct any physical, financial, and/or legal deficiencies of any type present in the subject property. In the case of limited partnerships or syndication offerings or stock offerings in real estate, the client agrees that in the event of a lawsuit brought by a lender, a partner or part owner in any form of ownership, a tenant or any other party, the client will indemnify and hold the appraiser(s) and TMG completely harmless in such action with respect to any and all awards or settlements of any type, such as fines, penalties, or financial losses resulting from actions taken by tax authorities, including but not limited to the Internal Revenue Service, when such fines, penalties, or losses are not due to fraud or gross negligence on the part of TMG.

Preeminent Investment Banking - Valuation - Appraisals The Mentor Group 15260 Youngwood Dr. Suite P Whittier, CA 90605 562-945-9948

October 5, 2005

Mr. James Spencer

Chief Financial Officer

Allion Healthcare, Inc.

1660 Walt Whitman Road

Suite 105

Melville, NY 11747

Mr. Spencer:

In accordance with your authorization, The Mentor Group has completed an analysis to determine the fair value of goodwill and intangible assets in the acquired business known as Frontier Pharmacy & Nutrition, Inc. DBA PMW Pharmacy, (hereinafter referred to as “PMW” or the “Reporting Unit”) as of August 1, 2005 (“valuation date”). The study was performed for the purposes of purchase price allocation of the intangibles and goodwill as determined under FAS 141 on the valuation date for the Reporting Unit.

Fair value of an asset (liability) is defined as “the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.” Although GAAP may not prescribe the method for measuring the fair value of an item, it expresses a preference for the use of observable market prices to make that determination. In the absence of observable market prices, GAAP requires fair value to be based on the best information available in the circumstances.

In determining fair value, we considered generally accepted procedures for valuing companies and intangibles. The purchase price was estimated to be $10,151,765 as of the valuation date (subject to final adjustments). The application of our procedures indicates a fair value for the fixed assets as nominal, inventory of $151,765, covenant-not-to-compete for participating owner of $851,822 and $25,000 for non-participating owner (three year life), referral list for pharmaceutical products $5,819,174 (fifteen year life), workforce $110,350 (part of goodwill) and the residual goodwill of $3,193,654.

This valuation was based on the premise that PMW is and will continue to be operated as a going concern. No member of The Mentor Group, Inc. has any financial interest in PMW. The fee for the valuation report is not contingent upon the value reported. We have no responsibility to update this report for events and circumstances occurring after the valuation date of this report.

Allion Healthcare

October 5, 2005

In accordance with the terms of our engagement, this letter and accompanying report is only for the internal use of the Board of Directors of Allion Healthcare, Inc. and external auditors in determining the purchase price allocation goodwill and intangibles as defined by FAS 141 as of the valuation date. This report is not to be used with, circulated, quoted or otherwise referred to in whole or in part for any other purpose, or in connection with a Registration Statement or any other document, without our express written consent, except as stated in the Assumptions and Limiting Conditions attached to this report.

We appreciate this opportunity to have been of service to you.

Best regards,

WER

FAS 141 VALUATION OF PMW

VALUATION OF PMW

INDEX OF SCHEDULES

Purchase Price

Historical Balance Sheet Statement

Historical Income Statement

Ratio Analysis

Market Guideline Methodology

Capitalization of Projected Earnings

Derivation of Discount Rate

Valuation of Replacement Cost for Assembled Workforce

Determination of Incremental Earnings by Revenue Source

Valuation of Referral Sources – Pharmaceutical

Valuation of Non-Compete Agreement

Excess Earnings Method

2.0	FAS 141 INTANGIBLE IDENTIFICATION / VALUATION METHODOLOGY

FAS 141 allocation of goodwill and intangibles requires valuation of identifiable intangible assets and goodwill as well as estimation of the life of the identifiable intangibles. The testing and assumptions for the valuation of intangibles is a two-step process. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). Estimates of the fair value of the reporting unit should be based on the best information available. Valuation methods may consist of quoted market prices where available, as well as techniques such as earnings or revenue multiples, discounted cash flows, etc. Where fair value is determined in accordance with present value techniques, estimates of fair value should incorporate assumptions marketplace participants would use in making their estimates of fair value.

The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed shall be recognized as an asset referred to as goodwill. An acquired intangible asset that does not meet the criteria in FAS 141, paragraph 39 shall be included in the amount recognized as goodwill.

The second step requires that an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). For purposes of FAS 141, however, an intangible asset that cannot be sold, transferred, licensed, rented, or exchanged individually is considered separable if it can be sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset, or liability. For purposes of FAS 141, an assembled workforce shall not be recognized as an intangible asset apart from goodwill.

The following are intangible assets that were considered as possibly meeting the criteria for recognition as an asset apart from goodwill. The list is not intended to be all-inclusive of all intangibles. The determination of whether specific acquired intangible assets meet the criteria for recognition apart from goodwill was based on the facts and circumstances of this business acquisition.

a. Marketing-related intangible assets

(1)	Trademarks, trade names – The PMW name is not extensively utilized on end products. No significant market recognition or utilization of PMW name or mark was determined.

(2)	Service marks, collective marks, certification marks – None noted or disclosed

(3)	Trade dress (unique color, shape, or package design) – None noted or disclosed.

(4)	Non-competition agreements – Two key individuals owned PMW. They entered into an arms-length agreement for a three year period.

b. Customer-related intangible assets

(1)	Referral lists – Substantial list of physician referral sources for prescriptions of pharmaceuticals. Management has not maintained any historical analysis to demonstrate the expected life of the lists. Management’s expectation was an average life of ten to twenty years for the existing base. Two prior transactions have provided related information. The first had a 6.9% decline in sources of new client referral dropping significantly from the prior 2003 year (implied 14.43 years). An analysis based on the criteria of changes on new referrals for gain or loss resulted in an indicated decline of 6.5% (implied 15.33 years). The other prior acquisition had a decline of 4% in one year with an implied life of 20.0 years. The estimated life of fifteen years was based on historical length of management’s relationship, limited geographical movement of referrals, and market place assumption of finite life for referrals.

(2)	Customer contracts and related customer relationships – Limited contractual agreement with no identifiable market participant who would be willing to fulfill short-term contract.

(3)	Non-contractual customer relationships – Minimum estimate is a month transition.

c. Contract-based intangible assets

(1)	Licensing, royalty, standstill agreements – None noted or disclosed

(2)	Advertising, management, or supply contracts – None noted or disclosed

(3)	Lease agreements – No market assumption of asset disclosed

(4)	Employment contracts – None. Assembled workforce considered in Goodwill

d. Technology-based intangible assets

(1)	Patented technology – None noted or disclosed

(2)	Computer software – None noted or disclosed

(3)	Unpatented technology – None noted or disclosed

(4)	Internet domain name – PMW indicated very limited internet marketing or utilization and no proprietary ordering or sales structure.

PMW has been valued as an ongoing business enterprise due to the projected profitability of the Reporting Unit. The marketplace methods that are most commonly used to value a business are the Value of Underlying Assets or Cost Approach, the Market Approach, and the Income Approach.

The Underlying Assets Approach assigns fair values to PMW’s tangible and intangible assets and restates shareholders’ equity to account for the adjustments. A discussion can be found in Section 3.0.

Under the Market Approach, sales of complete companies, guideline publicly traded companies, or intangible assets (transactions involving the sale of similar entities or intangibles) are analyzed. This analysis is used to develop multiples of income statement and/or balance sheet statistics. Consideration is given to these multiples, especially in light of how the financial condition and operating performance of PMW compares to each of the transactions. A presentation of the Market Approach can be found in Section 4.0.

The Income Approach evaluates the present worth of the future economic benefits that accrue to the investor or owner of a business or intangible. Future earnings are discounted to the present, or stabilized cash flows capitalized, at a rate of return that is commensurate with the inherent risks in the business or intangible. A presentation of the Income Approach can be found in Section 5.0.

Market multiples and rates of return, used in the Market and Income Approaches, respectively, are determined from statistics from publicly traded companies. Accordingly, the valuation process for a subsidiary business requires a comparative analysis of PMW with these guideline publicly traded companies. Although it is clear that no two companies are completely alike, it is possible to find publicly traded companies that are engaged in the same or similar line of business and affected by similar economic and industry factors. Also, an investment in a guideline company or intangible could represent an alternative to investing in the PMW’s assets.

Additionally, in valuing the assets by the market or income approach, consideration was given to the quality and condition of the underlying assets. Those assets, which produce goods or provide services, must be in reasonably good condition. If not, the business enterprise value would be reduced to account for capital expenditures required to place these assets in an appropriate productive state. AHI’s and PMW’s management has indicated that all operating assets necessary to the conduct of business are in place and in good operating condition. As management deems necessary to continue to grow operations, any additional operating assets will be acquired.

Similar assumptions are necessary regarding net working capital requirements. If, in the financial analysis, it is determined that PMW has a deficiency of working capital, the value would be reduced by the amount of such deficiency (the actual net working capital of the firm subtracted from an assumed working capital). On the other hand, if the PMW’s balance sheet and working capital are favorable (i.e. providing more than would be required for normal operations), this excess will be added to the value. The same is true of valuable assets not employed in the normal business, such as excess land. Working capital was not acquired, other than the aforementioned inventory. No adjustments were required. There are no assets on the historical Reporting Unit’s balance sheet that are not employed in the business, nor were any acquired.

6.0	CONCLUSION OF VALUE

In determining the fair value of PMW and the identifiable intangibles, the following indicators of value were computed.

Overall Fair Value
Cost Approach	Not Utilized
Market Approach
Public Guideline Co. Method	Not Available
Merger & Acquisition Method	$19,600,000 to $22,900,000
Income Approach
Capitalized Projected Earnings	$15,265,288
Identifiable Intangibles
Cost Approach
Assembled Workforce	$110,350
Market Approach
Public Guideline Co. Method	Not Available
Merger & Acquisition Method	Not Available
Direct Transaction Method
Non-Compete Nonparticipating	$25,000
Income Approach
Discounted Cash Flow
Pharmaceutical Referral Sources	$5,819,174
Non-Compete Participating	$851,822
Capitalization of Earnings
Goodwill	$5,888,051

Overall Fair Value

FAS 141 calls for use of observable market prices and the best information available. The M&A guideline company method is considered the strongest indicator of any impairment to fair value based on that criterion. The multiples are direct measures of guideline transactions in companies and are the best information available. While the range of market capitalization of these companies was significant, these transactions represent potential buyers of PMW. The capitalization of earnings method was considered a secondary market approach.

The capitalization of earnings is a direct measure of the specific aspects of the Reporting Unit and its risks/rewards. The model is very sensitive to the gross profit and growth assumption and as such was not given as much weight as the other method. The income approach does further support the market approach. The income approach support is then utilized to support the assumptions for the specific intangibles.

Identifiable Intangibles

The identifiable intangibles included the replacement cost for the assembled workforce, the income approach for the referral sources and non-compete agreement and the market approach for the nonparticipating owners non-compete agreements and goodwill. Their respective lives were estimated based on expected utilization and market information. The due diligence for the market approach did not result in discovery of any disclosed guideline transactions specific to intangibles, other than the nonparticipating owners non-compete agreements. The excess earnings method verified the degree of goodwill in the transaction.

Accordingly, based upon our analysis of the foregoing factors and value indicators, and our general understanding of the Reporting Unit and its industry, there are two approaches all indicating a fair value in excess of the acquisition value of the total assets including goodwill/intangibles.

STATEMENT OF ASSUMPTIONS AND LIMITING CONDITIONS

The analyses and opinions concluded by The Mentor Group (TMG) and set forth in this financial valuation report are subject to the following assumptions and limiting conditions:

We have no present or contemplated material interest in the business or assets that are the subject of this report.

We have no personal interest or bias with respect to the subject matter of this report or the parties involved.

To the best of our knowledge and belief, the statements of fact contained in this report, upon which the analyses, opinions, and conclusions expressed herein are based, are true and correct.

For all initial valuations of business enterprises, TMG has made a personal visit to the premises of the business and conducted interviews with management. When the business valuation represents an update of a previously conducted valuation, we may not have made a personal visit to the premises of the business.

The fee for this engagement is not contingent upon the values reported.

No investigation of legal fee or title to the business or its assets has been made and the ownership claim to the business and its assets is assumed valid. No consideration has been given to liens or encumbrances which may be in place against the business or assets, except as specifically stated in this report.

All value conclusions are presented as the considered opinion of TMG based on the facts noted within this report. We assume no responsibility for changes in values or market condition nor for the inability of the owner to locate a purchaser at the estimated value. The value conclusions derived were for the specific purpose set forth herein and may be invalid if used for any other purpose. This is not a fairness or solvency opinion and may not be used out of the context as presented herein nor used to solicit potential buyers.

Client agrees to preserve the confidential format and content of our reports. Our reports and the TMG name are not to be used in whole or in part outside your organization, without our prior written approval, except for review by your auditors, legal counsel, advisors, financial institution (if the purpose of our appraisal is financing), and by representatives of taxing authorities. We will likewise preserve the confidential nature of information received from you, or developed during this engagement, in accordance with our established professional standards. Client agrees that TMG does not, either by entering into this contract or by performing the services rendered, assume, abridge, abrogate or undertake to discharge any duty of Client to any other person. Unless otherwise stated in writing, TMG may reference the work performed for Client in general public announcements.

All financial statements and other pertinent data relating to the income and expense attributed to the entity have been provided either by management or its representatives and accepted without further verification, except as may be noted in the report. Therefore, to the extent that such information may be found at a later date to have been inaccurate or misrepresented, we cannot accept liability for the consequences such inaccuracy or misrepresentation may have on our value conclusion or the use of our conclusion in actions taken by our client.

While we accept as correct the information furnished us by others, no guarantee is expressed or implied herein for the validity of such information, whether in written or oral form. In addition, we assume that the information supplied by management and others represented a good faith effort to describe the business or assets. We further assume that, unless indicated otherwise, there is no intention of selling control of or liquidating any material asset other than in the normal and ordinary course of business.

Neither all nor any part of the contents of this report or schedules shall be conveyed to the public through advertising, public relations, news, sales, or other media, without the written consent and approval of TMG.

We assume that the terms of any leases currently in effect will not be altered by any lessor contending that the new financial structure triggers a material change in the financial condition of the Company, unless and to the extent that these assertions are specifically disclosed

We assume there are no hidden or unexpected conditions of either the real or personal property utilized by the business enterprise which would materially and adversely affect value.

We express no opinion as to: a) the tax consequences of any transaction which may result; b) the effect of the tax consequences of any net value received or to be received as a result of a transaction; and, c) the possible impact on the market price resulting from any need to effect a transaction to pay taxes.

No opinion is expressed for matters that require legal or specialized expertise, investigation, or knowledge beyond that customarily employed by appraisers. Therefore, this report does not address issues of law, engineering, code conformance, toxic contamination or discharge, the potential presence of hazardous substances, etc., unless specifically identified in the body of the report.

Unless express written notice of noncompliance is delivered and brought to the attention of TMG, we assume that the Company is in compliance with all laws and regulations of any government or agency significant and relevant to its operations.

TMG has no responsibility to update the opinions stated herein for events and circumstances occurring after the date of this letter. Any additional consultation, attendance during any hearings or depositions, testimony, or additional research required in reference to the present engagement beyond the opinions expressed herein, as of the date of this letter, are subject to specific written arrangements between the parties.

The analyses and market value estimate may, in part, be based on estimates and assumptions which are inherently subject to uncertainty and variation, depending on evolving events. However, some assumptions inevitably will not materialize, and unanticipated events and circumstances may occur; therefore, actual results achieved during the period covered by our analyses will vary from our estimates, and the variations may be material.

This report may contain prospective financial estimates or opinions that represent the appraiser’s view of expectations at a particular point in time, but such information, estimates or opinions are not offered as predictions or as assurances that a particular level of income or profit will be achieved, that events will occur, or that a particular price will be offered or accepted.

Any value estimates provided in the report apply to the overall business enterprise, and any proration of the total into fractional interests will invalidate the value estimate, unless such proration or division of interests has been set forth in the report.

No consideration has been given in this appraisal to the underlying market value of the real and personal property, such as furniture, fixtures, machinery and equipment located on the premises, unless otherwise identified in this report.

TMG assumes no responsibility for economic or physical factors which may affect the opinions herein stated which may occur at some date after the date of this appraisal report. Forecasts of future events which influence the valuation process are predicated on the continuation of historic and current trends in the market, as identified in the report.

TMG reserves the right to make such adjustments to the analyses, opinions and conclusions set forth in this report as may be required by consideration of additional data or more reliable data that may become available.

We assume no responsibility for any financial reporting judgements which are appropriately those of management. Management accepts the responsibility for any related financial reporting with respect to the assets or properties encompassed by this appraisal.

Any dispute of claim made with respect to this report shall be submitted to and resolved in accordance with the rules of the American Arbitration Association for arbitration, and the decision of the Association shall be binding. All appraisal services, pursuant to this report, shall be deemed to be contracted for and rendered in the county of The Mentor Group office contracted to perform the services, and any arbitration or judicial proceedings shall take place in that county.

With regard to any intangible assets (patents, trademarks, service marks, trade names, copyrights, trade secrets, etc.), either valued separately and distinctly from the business or which may contribute to the value of the business enterprise but not be separately valued as a part of this valuation engagement, TMG expresses no opinion regarding nor shall it have any responsibility in connection with, any of the following matters:

a.	verifying the ownership of the property;

b.	determining whether the owner of such property has granted to other parties any licenses, options or security interests therein, or made any commitment to license or assign rights in such property; or whether such property has liens or other encumbrances against it;

c.	the validity or enforceability of any patent, copyright registration or trademark (or service mark) registration;

d.	whether property identified as a trade secret is, in fact, a legally enforceable trade secret, and the scope of protection afforded;

e.	the scope of patent claims; that is, the range and types of products or processes covered by any patent;

f.	whether the inventor(s) identified in any patent is(are) the true inventor(s), and whether all inventors have been named;

g.	the scope of rights in trademarks, service marks or trade names;

h.	the correct authorship of any copyrighted works;

i.	whether there has been litigation relating to such intangible assets and the results of any adjudication or settlement of such litigation, particularly with respect to issues of validity, enforceability and scope of protection afforded.

The liability of TMG and its employees and associates is limited to the client only and to the amount of the fee actually received by TMG. There is no accountability, obligation, or liability to any third party. If the appraisal report or any part thereof is disseminated to anyone other than the client, the client shall make such party or parties aware of all limiting conditions and assumptions affecting the appraisal assignment. Neither the appraisers nor TMG is in any way responsible for any costs incurred to discover or correct any physical, financial, and/or legal deficiencies of any type present in the subject property. In the case of limited partnerships or syndication offerings or stock offerings in real estate, the client agrees that in the event of a lawsuit brought by a lender, a partner or part owner in any form of ownership, a tenant or any other party, the client will indemnify and hold the appraiser(s) and TMG completely harmless in such action with respect to any and all awards or settlements of any type, such as fines, penalties, or financial losses resulting from actions taken by tax authorities, including but not limited to the Internal Revenue Service, when such fines, penalties, or losses are not due to fraud or gross negligence on the part of TMG.

Preeminent Investment Banking - Valuations - Appraisals The Mentor Group 15260 Youngwood Dr. Suite P Whittier, CA 90605 562-945-9948

February 10, 2006

Mr. James Spencer

Chief Financial Officer

Allion Healthcare, Inc.

1660 Walt Whitman Road

Suite 105

Melville, NY 11747

Mr. Spencer:

In accordance with your authorization, The Mentor Group has completed an analysis to determine the fair value of goodwill and intangible assets in the acquired business known as Priority Pharmacy, Inc., (hereinafter referred to as “PPI” or the “Reporting Unit”) as of December 9, 2005 (“valuation date”). The study was performed for the purposes of purchase price allocation of the intangibles and goodwill as determined under FAS 141 on the valuation date for the Reporting Unit.

Fair value of an asset (liability) is defined as “the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.” Although GAAP may not prescribe the method for measuring the fair value of an item, it expresses a preference for the use of observable market prices to make that determination. In the absence of observable market prices, GAAP requires fair value to be based on the best information available in the circumstances.

In determining fair value, we considered generally accepted procedures for valuing companies and intangibles. The purchase price was estimated to be $8,229,193 as of the valuation date (subject to final adjustments). The application of our procedures indicates a fair value for the inventory of $379,192, covenant-not-to-compete for active owner of $338,235 and $25,000 for non-active owner (five year life), referral relationship for pharmaceutical products $2,659,557 (fifteen year life), workforce $118,661 (part of goodwill) and the residual goodwill of $4,708,549.

This valuation was based on the premise that PPI is and will continue to be operated within a going concern. No member of The Mentor Group, Inc. has any financial interest in PPI. The fee for the valuation report is not contingent upon the value reported. We have no responsibility to update this report for events and circumstances occurring after the valuation date of this report.

Allion Healthcare

February 10, 2006

In accordance with the terms of our engagement, this letter and accompanying report is only for the internal use of the Board of Directors of Allion Healthcare, Inc. and external auditors in determining the purchase price allocation goodwill and intangibles as defined by FAS 141 as of the valuation date. This report is not to be used with, circulated, quoted or otherwise referred to in whole or in part for any other purpose, or in connection with a Registration Statement or any other document, without our express written consent, except as stated in the Assumptions and Limiting Conditions attached to this report.

We appreciate this opportunity to have been of service to you.

Best regards,

WER

FAS 141 VALUATION OF PPI

VALUATION OF PPI

INDEX OF SCHEDULES

Purchase Price

Historical Balance Sheet Statement

Historical Income Statement

Ratio Analysis

Market Guideline Methodology

Capitalization of Projected Earnings

Derivation of Discount Rate

Valuation of Replacement Cost for Assembled Workforce

Determination of Incremental Earnings by Revenue Source

Valuation of Referral Sources – Pharmaceutical

Valuation of Non-Compete Agreement

Excess Earnings Method

2.0	FAS 141 INTANGIBLE IDENTIFICATION / VALUATION METHODOLOGY

FAS 141 allocation of goodwill and intangibles requires valuation of identifiable intangible assets and goodwill as well as estimation of the life of the identifiable intangibles. The testing and assumptions for the valuation of intangibles is a two-step process. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). Estimates of the fair value of the reporting unit should be based on the best information available. Valuation methods may consist of quoted market prices where available, as well as techniques such as earnings or revenue multiples, discounted cash flows, etc. Where fair value is determined in accordance with present value techniques, estimates of fair value should incorporate assumptions marketplace participants would use in making their estimates of fair value.

The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed shall be recognized as an asset referred to as goodwill. An acquired intangible asset that does not meet the criteria in FAS 141, paragraph 39 shall be included in the amount recognized as goodwill.

The second step requires that an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). For purposes of FAS 141, however, an intangible asset that cannot be sold, transferred, licensed, rented, or exchanged individually is considered separable if it can be sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset, or liability. For purposes of FAS 141, an assembled workforce shall not be recognized as an intangible asset apart from goodwill.

The following are intangible assets that were considered as possibly meeting the criteria for recognition as an asset apart from goodwill. The list is not intended to be all-inclusive of all intangibles. The determination of whether specific acquired intangible assets meet the criteria for recognition apart from goodwill was based on the facts and circumstances of this business acquisition.

a. Marketing-related intangible assets

(1)	Trademarks, trade names – The PPI name is not extensively utilized on end products. No significant market recognition or utilization of PPI name or mark was determined.

(2)	Service marks, collective marks, certification marks – None noted or disclosed

(3)	Trade dress (unique color, shape, or package design) – None noted or disclosed.

(4)	Non-competition agreements – Two individuals owned PPI. They entered into an arms-length agreement for a five year period.

b. Customer-related intangible assets

(1)	Referral lists – Substantial list of physician referral sources for prescriptions of pharmaceuticals. Management has not maintained any historical analysis to demonstrate the expected life of the lists. Management’s expectation was an average life of ten to twenty years for the existing base. Two prior transactions have provided related information. The first had a 6.9% decline in sources of new client referral dropping significantly from the prior 2003 year (implied 14.43 years). An analysis based on the criteria of changes on new referrals for gain or loss resulted in an indicated decline of 6.5% (implied 15.33 years). The other prior acquisition had a decline of 4% in one year with an implied life of 20.0 years. The estimated life of fifteen years was based on historical length of management’s relationship, limited geographical movement of referrals, and market place assumption of finite life for referrals.

(2)	Customer contracts and related customer relationships – Limited contractual agreement with no identifiable market participant who would be willing to fulfill short-term contract.

(3)	Non-contractual customer relationships – Minimum estimate is a month transition.

c. Contract-based intangible assets

(1)	Licensing, royalty, standstill agreements – None noted or disclosed

(2)	Advertising, management, or supply contracts – None noted or disclosed

(3)	Lease agreements – No market assumption of asset disclosed

(4)	Employment contracts – None. Assembled workforce considered in Goodwill

d. Technology-based intangible assets

(1)	Patented technology – None noted or disclosed

(2)	Computer software – None noted or disclosed

(3)	Unpatented technology – None noted or disclosed

(4)	Internet domain name – PPI indicated very limited internet marketing or utilization and no proprietary ordering or sales structure.

PPI has been valued as an ongoing business enterprise due to the projected profitability of the Reporting Unit. The marketplace methods that are most commonly used to value a business are the Value of Underlying Assets or Cost Approach, the Market Approach, and the Income Approach.

The Underlying Assets Approach assigns fair values to PPI’s tangible and intangible assets and restates shareholders’ equity to account for the adjustments. A discussion can be found in Section 3.0.

Under the Market Approach, sales of complete companies, guideline publicly traded companies, or intangible assets (transactions involving the sale of similar entities or intangibles) are analyzed. This analysis is used to develop multiples of income statement and/or balance sheet statistics. Consideration is given to these multiples, especially in light of how the financial condition and operating performance of PPI compares to each of the transactions. A presentation of the Market Approach can be found in Section 4.0.

The Income Approach evaluates the present worth of the future economic benefits that accrue to the investor or owner of a business or intangible. Future earnings are discounted to the present, or stabilized cash flows capitalized, at a rate of return that is commensurate with the inherent risks in the business or intangible. A presentation of the Income Approach can be found in Section 5.0.

Market multiples and rates of return, used in the Market and Income Approaches, respectively, are determined from statistics from publicly traded companies. Accordingly, the valuation process for a subsidiary business requires a comparative analysis of PPI with these guideline publicly traded companies. Although it is clear that no two companies are completely alike, it is possible to find publicly traded companies that are engaged in the same or similar line of business and affected by similar economic and industry factors. Also, an investment in a guideline company or intangible could represent an alternative to investing in the PPI’s assets.

Additionally, in valuing the assets by the market or income approach, consideration was given to the quality and condition of the underlying assets. Those assets, which produce goods or provide services, must be in reasonably good condition. If not, the business enterprise value would be reduced to account for capital expenditures required to place these assets in an appropriate productive state. AHI’s and PPI’s management has indicated that all operating assets necessary to the conduct of business’s acquired assets are in place and in good operating condition. As management deems necessary to continue to grow operations, any additional operating assets will be acquired.

Similar assumptions are necessary regarding net working capital requirements. If, in the financial analysis, it is determined that PPI has a deficiency of working capital, the value would be reduced by the amount of such deficiency (the actual net working capital of the firm subtracted from an assumed working capital). On the other hand, if the PPI’s balance sheet and working capital are favorable (i.e. providing more than would be required for normal operations), this excess will be added to the value. The same is true of valuable assets not employed in the normal business, such as excess land. Working capital was not acquired, other than the aforementioned inventory. No adjustments were required. There are no assets on the historical Reporting Unit’s balance sheet that are not employed in the business, nor were any acquired.

6.0	CONCLUSION OF VALUE

In determining the fair value of PPI and the identifiable intangibles, the following indicators of value were computed.

Overall Fair Value
Cost Approach	Not Utilized
Market Approach
Public Guideline Co. Method	Not Available
Merger & Acquisition Method	$11,300,000 to $13,900,000
Income Approach
Capitalized Projected Earnings	$8,878,827
Identifiable Intangibles
Cost Approach
Assembled Workforce	$118,661
Market Approach
Public Guideline Co. Method	Not Available
Merger & Acquisition Method	Not Available
Direct Transaction Method
Non-Compete Nonparticipating	$25,000
Income Approach
Discounted Cash Flow
Pharmaceutical Referral Sources	$2,659,557
Non-Compete Participating	$338,235
Capitalization of Earnings
Goodwill	$5,616,000

Overall Fair Value

FAS 141 calls for use of observable market prices and the best information available. The M&A guideline company method is considered the strongest indicator of any impairment to fair value based on that criterion. The multiples are direct measures of guideline transactions in companies and are the best information available. While the range of market capitalization of these companies was significant, these transactions represent potential buyers of PPI. The capitalization of earnings method was considered a secondary market approach.

The capitalization of earnings is a direct measure of the specific aspects of the Reporting Unit and its risks/rewards. The model is very sensitive to the gross profit and growth assumption and as such was not given as much weight as the other method. The income approach does further support the market approach. The income approach support is then utilized to support the assumptions for the specific intangibles.

Identifiable Intangibles

The identifiable intangibles included the replacement cost for the assembled workforce, the income approach for the referral sources and non-compete agreement and the market approach for the nonparticipating owners non-compete agreements and goodwill. Their respective lives were estimated based on expected utilization and market information. The due diligence for the market approach did not result in discovery of any disclosed guideline transactions specific to intangibles, other than the nonparticipating owners non-compete agreements. The excess earnings method verified the degree of goodwill in the transaction.

Accordingly, based upon our analysis of the foregoing factors and value indicators, and our general understanding of the Reporting Unit and its industry, there are two approaches all indicating a fair value in excess of the acquisition value of the total assets including goodwill/intangibles.

STATEMENT OF ASSUMPTIONS AND LIMITING CONDITIONS

The analyses and opinions concluded by The Mentor Group (TMG) and set forth in this financial valuation report are subject to the following assumptions and limiting conditions:

We have no present or contemplated material interest in the business or assets that are the subject of this report.

We have no personal interest or bias with respect to the subject matter of this report or the parties involved.

To the best of our knowledge and belief, the statements of fact contained in this report, upon which the analyses, opinions, and conclusions expressed herein are based, are true and correct.

For all initial valuations of business enterprises, TMG has made a personal visit to the premises of the business and conducted interviews with management. When the business valuation represents an update of a previously conducted valuation, we may not have made a personal visit to the premises of the business.

The fee for this engagement is not contingent upon the values reported.

No investigation of legal fee or title to the business or its assets has been made and the ownership claim to the business and its assets is assumed valid. No consideration has been given to liens or encumbrances which may be in place against the business or assets, except as specifically stated in this report.

All value conclusions are presented as the considered opinion of TMG based on the facts noted within this report. We assume no responsibility for changes in values or market condition nor for the inability of the owner to locate a purchaser at the estimated value. The value conclusions derived were for the specific purpose set forth herein and may be invalid if used for any other purpose. This is not a fairness or solvency opinion and may not be used out of the context as presented herein nor used to solicit potential buyers.

Client agrees to preserve the confidential format and content of our reports. Our reports and the TMG name are not to be used in whole or in part outside your organization, without our prior written approval, except for review by your auditors, legal counsel, advisors, financial institution (if the purpose of our appraisal is financing), and by representatives of taxing authorities. We will likewise preserve the confidential nature of information received from you, or developed during this engagement, in accordance with our established professional standards. Client agrees that TMG does not, either by entering into this contract or by performing the services rendered, assume, abridge, abrogate or undertake to discharge any duty of Client to any other person. Unless otherwise stated in writing, TMG may reference the work performed for Client in general public announcements.

All financial statements and other pertinent data relating to the income and expense attributed to the entity have been provided either by management or its representatives and accepted without further verification, except as may be noted in the report. Therefore, to the extent that such information may be found at a later date to have been inaccurate or misrepresented, we cannot accept liability for the consequences such inaccuracy or misrepresentation may have on our value conclusion or the use of our conclusion in actions taken by our client.

While we accept as correct the information furnished us by others, no guarantee is expressed or implied herein for the validity of such information, whether in written or oral form. In addition, we assume that the information supplied by management and others represented a good faith effort to describe the business or assets. We further assume that, unless indicated otherwise, there is no intention of selling control of or liquidating any material asset other than in the normal and ordinary course of business.

Neither all nor any part of the contents of this report or schedules shall be conveyed to the public through advertising, public relations, news, sales, or other media, without the written consent and approval of TMG.

We assume that the terms of any leases currently in effect will not be altered by any lessor contending that the new financial structure triggers a material change in the financial condition of the Company, unless and to the extent that these assertions are specifically disclosed

We assume there are no hidden or unexpected conditions of either the real or personal property utilized by the business enterprise which would materially and adversely affect value.

We express no opinion as to: a) the tax consequences of any transaction which may result; b) the effect of the tax consequences of any net value received or to be received as a result of a transaction; and, c) the possible impact on the market price resulting from any need to effect a transaction to pay taxes.

No opinion is expressed for matters that require legal or specialized expertise, investigation, or knowledge beyond that customarily employed by appraisers. Therefore, this report does not address issues of law, engineering, code conformance, toxic contamination or discharge, the potential presence of hazardous substances, etc., unless specifically identified in the body of the report.

Unless express written notice of noncompliance is delivered and brought to the attention of TMG, we assume that the Company is in compliance with all laws and regulations of any government or agency significant and relevant to its operations.

TMG has no responsibility to update the opinions stated herein for events and circumstances occurring after the date of this letter. Any additional consultation, attendance during any hearings or depositions, testimony, or additional research required in reference to the present engagement beyond the opinions expressed herein, as of the date of this letter, are subject to specific written arrangements between the parties.

The analyses and market value estimate may, in part, be based on estimates and assumptions which are inherently subject to uncertainty and variation, depending on evolving events. However, some assumptions inevitably will not materialize, and unanticipated events and circumstances may occur; therefore, actual results achieved during the period covered by our analyses will vary from our estimates, and the variations may be material.

This report may contain prospective financial estimates or opinions that represent the appraiser’s view of expectations at a particular point in time, but such information, estimates or opinions are not offered as predictions or as assurances that a particular level of income or profit will be achieved, that events will occur, or that a particular price will be offered or accepted.

Any value estimates provided in the report apply to the overall business enterprise, and any proration of the total into fractional interests will invalidate the value estimate, unless such proration or division of interests has been set forth in the report.

No consideration has been given in this appraisal to the underlying market value of the real and personal property, such as furniture, fixtures, machinery and equipment located on the premises, unless otherwise identified in this report.

TMG assumes no responsibility for economic or physical factors which may affect the opinions herein stated which may occur at some date after the date of this appraisal report. Forecasts of future events which influence the valuation process are predicated on the continuation of historic and current trends in the market, as identified in the report.

TMG reserves the right to make such adjustments to the analyses, opinions and conclusions set forth in this report as may be required by consideration of additional data or more reliable data that may become available.

We assume no responsibility for any financial reporting judgements which are appropriately those of management. Management accepts the responsibility for any related financial reporting with respect to the assets or properties encompassed by this appraisal.

Any dispute of claim made with respect to this report shall be submitted to and resolved in accordance with the rules of the American Arbitration Association for arbitration, and the decision of the Association shall be binding. All appraisal services, pursuant to this report, shall be deemed to be contracted for and rendered in the county of The Mentor Group office contracted to perform the services, and any arbitration or judicial proceedings shall take place in that county.

With regard to any intangible assets (patents, trademarks, service marks, trade names, copyrights, trade secrets, etc.), either valued separately and distinctly from the business or which may contribute to the value of the business enterprise but not be separately valued as a part of this valuation engagement, TMG expresses no opinion regarding nor shall it have any responsibility in connection with, any of the following matters:

a.	verifying the ownership of the property;

b.	determining whether the owner of such property has granted to other parties any licenses, options or security interests therein, or made any commitment to license or assign rights in such property; or whether such property has liens or other encumbrances against it;

c.	the validity or enforceability of any patent, copyright registration or trademark (or service mark) registration;

d.	whether property identified as a trade secret is, in fact, a legally enforceable trade secret, and the scope of protection afforded;

e.	the scope of patent claims; that is, the range and types of products or processes covered by any patent;

f.	whether the inventor(s) identified in any patent is(are) the true inventor(s), and whether all inventors have been named;

g.	the scope of rights in trademarks, service marks or trade names;

h.	the correct authorship of any copyrighted works;

i.	whether there has been litigation relating to such intangible assets and the results of any adjudication or settlement of such litigation, particularly with respect to issues of validity, enforceability and scope of protection afforded.

The liability of TMG and its employees and associates is limited to the client only and to the amount of the fee actually received by TMG. There is no accountability, obligation, or liability to any third party. If the appraisal report or any part thereof is disseminated to anyone other than the client, the client shall make such party or parties aware of all limiting conditions and assumptions affecting the appraisal assignment. Neither the appraisers nor TMG is in any way responsible for any costs incurred to discover or correct any physical, financial, and/or legal deficiencies of any type present in the subject property. In the case of limited partnerships or syndication offerings or stock offerings in real estate, the client agrees that in the event of a lawsuit brought by a lender, a partner or part owner in any form of ownership, a tenant or any other party, the client will indemnify and hold the appraiser(s) and TMG completely harmless in such action with respect to any and all awards or settlements of any type, such as fines, penalties, or financial losses resulting from actions taken by tax authorities, including but not limited to the Internal Revenue Service, when such fines, penalties, or losses are not due to fraud or gross negligence on the part of TMG.

Appendix C - Allion Historical Warrant Grants

														Black Scholes Assumptions (1)
	Warrant Date	Description	Purpose	Exercise Price		Shares	Accounting Treatment	Related Accounting Guidance	Original Booked Value	Adjusted Value	Difference			Volatility		Estimated Fair Value Stock Price (3)	Risk Free Interest Rate	Term (yrs)
1	January 11, 2000	Pappajohn - West Bank Guarantee	Loan guarantee	$1.00		375,000	Interest Expense	EITF 96-18, FAS 123, TPA 3200.01	$37,500	$105,793	-$	68,293	(2)	1%		$0.80	6.58%	10
2	May 1, 2003	MME acquisition	Acquisition	$11.00	(4)	227,273	Purchase Price	FAS 141	$27,354					20	%(4)	$5.00	3.70%	5
3	April 1, 2003	Pappajohn - Series C offering	Private equity placement	$5.00		125,000	Equity	SAB No. 1, Topic 5A	$46,800	$206,887	-$	160,087	(2)	1%		$5.00	4.02%	10
4	April 16, 2004	Roth - Series D offering	Private equity placement	$6.00		24,000	Equity	SAB No. 1, Topic 5A	$25,200	$54,090	-$	28,890	(2)	1%		$6.00	4.71%	10
5	May 26, 2004	Sands - Series D offering	Private equity placement	$6.00		90,759	Equity	SAB No. 1, Topic 5A	$95,160					1%		$6.00	3.86%	5
6	December 23, 2004	Sands - Series E offering	Private equity placement	$6.25		53,121	Equity	SAB No. 1, Topic 5A	$84,500					1%		$6.25	3.48%	5
7	January 4, 2005	NAHH acquisition	Acquisition	$6.26		150,000	Purchase Price	FAS 141	$241,760					20%		$6.25	3.70%	5
8	February 28, 2005	SPI acquisition	Acquisition	$6.26		351,438	Purchase Price	FAS 141, EITF 00-19, FAS 150	$1,898,315			(5)		20%		$6.25	3.70%	5
9	April 15, 2005	Pappajohn - West Bank Guarantee	Loan guarantee	$13.00		100,000	Interest Expense	EITF 96-18, FAS 123, TPA 3200.01	$752,563					40%		$13.00	4.09%	10
10	May 12, 2005	Crestview - private placement	Private debt placement	$13.00		40,000	Interest Expense	EITF 96-18, FAS 123, TPA 3200.01	$213,747					40%		$13.00	3.95%	5

Notes

(1)	All Black-Scholes valuations assume no dividend yield as Allion has not and does not plan to pay a dividend.
(2)	See Appendix A for materiality analysis
(3)	Estimated fair value stock price derived from stock prices for our several private placements prior to June 2005, and the IPO price in June 2005
(4)	The $11.00 exercise price was negotiated and agreed upon as part of the overall purchase price for MME; if you recalculate the warrant using a 1% volatility factor, the adjusted value becomes zero—the affect on goodwill would be immaterial.
(5)	Note restatement related to these warrants described in comment number three to the response letter.

Accounting Treatment

Equity based transactions (Items 3, 4, 5, 6): In accordance with SAB No. 1, Topic 5A, costs directly related to the offering of securities should be charged to the gross proceeds of the offering.

Debt based transactions (Items 1, 9, 10): In accordance with FAS 123 and EITF 96-18, these warrants were valued and expensed over the period that the related debt was outstanding; the warrants were issued as a cost associated with the debt incurred by the Company.

Acquisition based transactions (Items 2, 7, 8): In accordance with FAS 141, paragraph 20, the fair value of other assets distributed as consideration shall be used to measure the cost of the acquired entity.

Appendix D

Warrant Grant to

John Pappajohn in 2003

And

Letter from John Pappajohn

July 31, 2003

Mike Moran, CEO

Allion Healthcare

33 Walt Whitman Rd, Ste. #200A

Hunting Station, NY 11746

RE: Warrants Transfer & Issuance

Dear Mike:

As you know, I have a warrant to purchase 125,000 shares of common stock at a $5.00 per share. Please let this letter serve as authorization to issue this warrant as follows:

• Ann Vassiliou Children’s Trust	50,000 shares
• Clearwater Partners	25,000 shares
• PMA, Ltd.	20,000 shares
• Ben Long	5,000 shares
• Helen Gavin	5,000 shares
• John Forsyth	5,000 shares
• John Pappajohn	15,000 shares

125,000 shares

When these warrants are prepared, please return these warrants to Matt Kinley in my office for delivery.

Thank you for your assistance.

Sincerely,

John Pappajohn

THE ISSUANCE OF THIS WARRANT AND THE OFFER AND SALE OF THE SHARES OF COMMON STOCK ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) NOR UNDER ANY STATE SECURITIES LAW AND THIS WARRANT AND ANY SUCH SHARES OF COMMON STOCK MAY NOT BE PLEDGED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNTIL A (1) REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW HAS BECOME EFFECTIVE WITH RESPECT THERETO, OR (2) RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY (IF SO REQUESTED) TO THE EFFECT THAT REGISTRATION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAW IS NOT REQUIRED IN CONNECTION WITH THE PROPOSED TRANSFER.

Void after 5:00 p.m. Eastern Standard Time, on April 1, 2013.

Warrant to Purchase 50,000 Shares of Common Stock.

WARRANT TO PURCHASE COMMON STOCK

OF

ALLION HEALTHCARE, INC.

This is to certify that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Ann Pappajohn Childrens’ Trust (“Holder”‘) is entitled to purchase, subject to the provisions of this Warrant, from Allion Healthcare, Inc., a Delaware corporation (“Company”). FIFTY THOUSAND (50,000) fully paid, validly issued and nonassessable shares of Common Stock, $0,001 par value per share, of the Company (“Common Stock”) at a price initially set at Five Dollars ($5.00) per share at any time or from time to time during the period from the date hereof to expiration, but not later than 5:00 p.m. Eastern Standard Time, on April 1, 2013. The number of shares of Common Stock to be received upon the exercise of this Warrant and the price to be paid for each share of Common Stock may be adjusted from time to time as hereinafter set forth. The shares of Common Stock deliverable upon such exercise, and as adjusted from time to time, are hereinafter sometimes referred to as “Warrant Shares” and the exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the “Exercise Price”.

(a)	EXERCISE OF WARRANT.

(1)

This Warrant may be exercised in whole or in part at any time or from time to time on or after the date hereof and until 5:00 p.m Eastern Standard Time on April 1, 2013; provided, however, that if either such day is a day on which banking institutions in the State of New York are authorized by law to close, then on the next succeeding day which shall not be such a day. This Warrant may be exercised by presentation and surrender hereof to the Company at its principal office, or at the office of its stock transfer agent, if any, with the Purchase Form annexed hereto duly executed and accompanied by payment of the Exercise Price for the number of Warrant Shares specified in such form. As soon as practicable after each such exercise of this Warrant, but not later than seven (7) days from the date of such exercise, the Company shall issue and deliver to the Holder a certificate for the Warrant Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the Warrant Shares purchasable thereunder. Upon receipt by the Company of this Warrant at its office, or by the stock transfer agent of the Company, if any, at its office, in proper form for exercise together with payment in full of the exercise price for the Warrant Shares to be purchased, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be physically delivered to the Holder.

(2)	In lieu of delivering the Exercise Price in cash or check, the Holder may elect to receive shares equal to the value of the Warrant or portion thereof being exercised (“Net Issue Exercise”). If the Holder wishes to elect the Net Issue Exercise, the Holder shall notify the Company of its election in writing at the time it delivers the Purchase Form to the Company. In the event the Holder shall elect Net Issue Exercise, the Holder shall receive the number of shares of Common Stock equal to the product of (a) the number of shares of Common Stock purchasable under the Warrant, or portion thereof being exercised, and (b) the current market value, as defined in paragraph (c) below, of one share of Common Stock minus the Exercise Price, divided by (c) the current market value, as defined in paragraph (c) below, of one share of Common Stock.

(b)	RESERVATION OF SHARES. The Company shall at all times reserve for issuance and/or delivery upon exercise of this Warrant such number of shares of its Common Stock as shall be required for issuance and delivery upon exercise of this Warrant.

(c)	FRACTIONAL SHARES. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of a share, determined as follows:

(1)

If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the NASDAQ system, the current market value shall be the last reported sale price of the Common Stock on such exchange or system on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day, the mean of the last reported bid and asked prices for such day on such exchange or system; or

(2)	If the Common Stock is not so listed or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3)	If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value of a share of Common Stock shall be an amount, not less than book value thereof as at the end of the most recent fiscal year of the Company ending prior to the date of the exercise of the Warrant, determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

(d)	EXCHANGE, TRANSFER, ASSIGNMENT OR LOSS OF WARRANT. Subject to the restrictions noted at the beginning of this Warrant, this Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other warrants of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Common Stock purchasable hereunder. Upon surrender of this Warrant to the Company at its principal office or at the office of its stock transfer agent, if any, with the Assignment Form annexed hereto duly executed and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be cancelled. This Warrant may be divided or combined with other warrants which carry the same rights upon presentation hereof at the principal office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new Warrants are to be issued and signed by the Holder hereof. The term “Warrant” as used herein includes any Warrants into which this Warrant may be divided or exchanged. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss; theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date. Any such new Warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not this Warrant so lost, stolen, destroyed, or mutilated shall be at any time enforceable by anyone.

(e)	RIGHTS OF THE HOLDER. The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in the Warrant and are not enforceable against the Company except to the extent set forth herein.

(f)	ANTI-DILUTION AND ADJUSTMENT’ PROVISIONS. The Exercise Price in effect at any time and the number of securities purchasable upon the exercise of the Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

(1)	In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution, or of the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be made successively whenever any event listed above shall occur.

(2)

In case the Company shall fix a record date for the issuance of rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock (or securities convertible into Common Stock) at a price (the “Subscription Price”) (or having a conversion price per share) less than the Exercise Price on such record date, the Exercise Price shall be adjusted so that the same shall equal the price determined by multiplying the Exercise Price in effect immediately prior to the date of issuance by a fraction, the numerator of which shall be the sum of the number of shares outstanding on the record date mentioned above and the number of additional shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered (or the aggregate conversion price of the convertible securities so offered) would purchase at the Exercise Price in effect immediately prior to the date of such issuance, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding on the record date mentioned above and the number of additional shares of Common Stock offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such rights or warrants are issued and shall become effective immediately after the record date for the determination of shareholders entitled to receive such rights or warrants; and to the extent that shares of Common Stock are not delivered (or securities convertible into Common Stock are not delivered) after the expiration of such rights or warrants, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares of Common Stock (or securities convertible into Common Stock) actually delivered.

(3)	In case the Company shall hereafter distribute to the holders of its Common Stock evidences of its indebtedness or assets (excluding cash dividends or distributions and dividends or distributions referred to in Subsection (1) above) or subscription rights or warrants (excluding those referred to in Subsection (2) above), then in each such case the Exercise Price in effect thereafter shall be determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding multiplied by the current market price per share of Common Stock (as defined in Section (c) above), less the fair market value (as determined by the Company’s Board of Directors) of said assets or evidences of indebtedness so distributed or of such rights or warrants, and the denominator of which shall be the total number of shares of Common Stock outstanding multiplied by such current market price per share of Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

(4)	Whenever the Exercise Price payable upon exercise of each Warrant is adjusted pursuant to Subsections (1), (2), and (3) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

(5)	In the case of the issuance of securities convertible into or exchangeable for shares of Common Stock, the aggregate consideration received therefor shall be deemed to be the consideration received by the Company for the issuance of such securities plus the additional minimum consideration, if any, to be received by the Company upon the conversion or exchange thereof the consideration in each case to be determined in the same manner as provided in clauses (A) and (B) of this Subsection (5).

(6)

No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least five cents ($0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (6) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section (f) shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section (f) to the contrary notwithstanding, the Company shall be entitled, but shall not be required, to make such changes in the Exercise Price, in addition to those required by this Section (f), as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock, or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any federal income tax liability to the holders of Common Stock or securities convertible into Common Stock (including Warrants).

(7)	The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computation required by this Section (f), and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(8)	In the event that at any time, as a result of an adjustment made pursuant to Subsection (1) above, the Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsections (1) to (6) inclusive above.

(9)	Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

(g)	OFFICER’S CERTIFICATE. Whenever the Exercise Price shall be adjusted as required by the provisions of Section (f), the Company shall promptly and in no event later than 20 days after the effective date of adjustment cause to be mailed by certified mail to each Holder at his last address appearing in the Warrant Register and shall forthwith file, in the custody of its Secretary or an assistant Secretary at its principal office and with its stock transfer agent, if any, an officer’s certificate showing the adjusted Exercise Price determined as herein provided, setting forth in reasonable detail the facts requiring such adjustment, including a statement of the number of additional shares of Common Stock, if any, and such other facts as shall be necessary to show the reason for and the manner of computing such adjustment. Each such officer’s certificate shall be made available at all reasonable times for inspection by the Holder or any holder of a Warrant executed and delivered pursuant to Section (a).

(h)	NOTICES TO WARRANT HOLDERS. So long as this Warrant shall be outstanding, (i) if the Company shall pay any dividend or make any distribution upon the Common Stock or (ii) if the Company shall offer to the holders of Common Stock for subscription or purchase by them any share of any class or any other rights or (iii) if any capital reorganization of the Company, reclassification of the capital stock of the Company, consolidation or merger of the Company with or into another corporation, sale, lease or transfer of all or substantially all of the property and assets of the Company to another corporation, or voluntary or involuntary dissolution, liquidation or winding up of the Company shall be effected, then in any such case, the Company shall cause to be mailed by certified mail to the Holder, at least fifteen days prior to the date specified in (x) or (y) below, as the case may be, a notice containing a brief description of the proposed action and stating the date on which (x) a record is to be taken for the purpose of such dividend, distribution or rights, or (y) such reclassification, reorganization, consolidation, merger, conveyance, lease, dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which the holders of Common Stock or other securities shall receive cash or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.

(i)	RECLASSIFICATION REORGANIZATION OR MERGER. In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change or outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the Holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section (i) shall similarly apply to successive classifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances, in the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other than Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (1) of Section (f) hereof.

(j)	RESTRICTIVE LEGEND. Each Warrant Share, when issued, shall include a legend in substantially the following form: THE ISSUANCE OF THESE SHARES HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) NOR UNDER ANY STATE SECURITIES LAW AND THESE SHARES MAY NOT BE PLEDGED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNTIL A (1) REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW HAS BECOME EFFECTIVE WITH RESPECT THERETO, OR (2) RECEIPT BY THE COMPANY OF AN OPINTION OF COUNSEL ACCEPTABLE TO THE COMPANY (IF SO REQUESTED) TO THE EFFECT THAT REGISTRATION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAW IS NOT REQUIRED IN CONNECTION WITH THE PROPOSED TRANSFER.

(k)	NO IMPAIRMENT. The Company will not, by amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

(l)	NO OTHER WARRANTS OF THE COMPANY PURSUANT TO THESE TERMS AND CONDITIONS. Upon exercise of this Warrant, the Holder hereby: confirms that this Warrant supersedes and replaces any other warrant which may have been either lost or inadvertently misplaced to purchase shares of the Company on the terms and conditions contained herein; agrees to surrender immediately any prior warrant containing these terms and conditions without requiring any consideration therefor and relinquishes all right, title and interest in any such warrant. Any such warrant that comes into existence or is found by the Holder or any of its affiliates will be void.

[signature page follows]

Dated: April 1, 2003

ALLION HEALTHCARE, INC.

By:	/s/ Michael P. Moran
	Name:	Michael P. Moran
	Title:	President & CEO

PURCHASE FORM

Dated

The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing                      shares of Common Stock and hereby makes payment of                      in payment of the actual exercise price thereof. In lieu of payment of the actual exercise price, the undersigned may direct the Company to net issue such shares of Common Stock in accordance with Section (a)(2) of the within Warrant by writing “net issue” in the space after “payment” of in the preceding sentence.

INSTRUCTIONS FOR REGISTRATION OF STOCK

Name
(Please typewrite or print in block letters)

Address

Signature

ASSIGNMENT FORM

FOR VALUE RECEIVED;                      hereby sells, assigns and transfers unto

Name
(Please typewrite or print in block letters)

Address

the right to purchase Common Stock represented by this Warrant to the extent of                      shares as to which such right is exercisable and does hereby irrevocably constitute and appoint                          attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Date                     , 200

Signature

THE ISSUANCE OF THIS WARRANT AND THE OFFER AND SALE OF THE SHARES OF COMMON STOCK ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) NOR UNDER ANY STATE SECURITIES LAW AND THIS WARRANT AND ANY SUCH SHARES OF COMMON STOCK MAY NOT BE PLEDGED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNTIL A (1) REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW HAS BECOME EFFECTIVE WITH RESPECT THERETO, OR (2) RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY (IF SO REQUESTED) TO THE EFFECT THAT REGISTRATION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAW IS NOT REQUIRED IN CONNECTION WITH THE PROPOSED TRANSFER.

Void after 5:00 p.m. Eastern Standard Time, on April 1, 2013.

Warrant to Purchase 25,000 Shares of Common Stock.

WARRANT TO PURCHASE COMMON STOCK

OF

ALLION HEALTHCARE, INC.

This is to certify that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Clearwater Partners (“Holder”) is entitled to purchase, subject to the provisions of this Warrant, from Allion Healthcare, Inc., a Delaware corporation (“Company”), TWENTY-FIVE THOUSAND (25,000) fully paid, validly issued and nonassessable shares of Common Stock, $0.001 par value per share, of the Company (“Common Stock”) at a price initially set at Five Dollars ($5.00) per share at any time or from time to time during the period from the date hereof to expiration, but not later than 5:00 p.m. Eastern Standard Time, on April 1, 2013. The number of shares of Common Stock to be received upon the exercise of this Warrant and the price to be paid for each share of Common Stock may be adjusted from time to time as hereinafter set forth. The shares of Common Stock deliverable upon such exercise, and as adjusted from time to time, are hereinafter sometimes referred to as “Warrant Shares” and the exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the “Exercise Price”.

(a)	EXERCISE OF WARRANT.

(1)

This Warrant may be exercised in whole or in part at any time or from time to time on or after the date hereof and until 5:00 p.m Eastern Standard Time on April 1, 2013; provided, however, that if either such day is a day on which banking institutions in the State of New York are authorized by law to close, then on the next succeeding day which shall not be such a day. This Warrant may be exercised by presentation and surrender hereof to the Company at its principal office, or at the office of its stock transfer agent, if any, with the Purchase Form annexed hereto duly executed and accompanied by payment of the Exercise Price for the number of Warrant Shares specified in such form. As soon as practicable after each such exercise of this Warrant, but not later than seven (7) days from the date of such exercise, the Company shall issue and deliver to the Holder a certificate for the Warrant Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the Warrant Shares purchasable thereunder. Upon receipt by the Company of this Warrant at its office, or by the stock transfer agent of the Company, if any, at its office, in proper form for exercise together with payment in full of the exercise price for the Warrant Shares to be purchased, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be physically delivered to the Holder.

(2)	In lieu of delivering the Exercise Price in cash or check, the Holder may elect to receive shares equal to the value of the Warrant or portion thereof being exercised (“Net Issue Exercise”). If the Holder wishes to elect the Net Issue Exercise, the Holder shall notify the Company of its election in writing at the time it delivers the Purchase Form to the Company. In the event the Holder shall elect Net Issue Exercise, the Holder shall receive the number of shares of Common Stock equal to the product of (a) the number of shares of Common Stock purchasable under the Warrant, or portion thereof being exercised, and (b) the current market value, as defined in paragraph (c) below, of one share of Common Stock minus the Exercise Price, divided by (c) the current market value, as defined in paragraph (c) below, of one share of Common Stock.

(b)	RESERVATION OF SHARES. The Company shall at all times reserve for issuance and/or delivery upon exercise of this Warrant such number of shares of its Common Stock as shall be required for issuance and delivery upon exercise of this Warrant.

(c)	FRACTIONAL SHARES. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of a share, determined as follows:

(1)

If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the NASDAQ system, the current market value shall be the last reported sale price of the Common Stock on such exchange or system on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day, the mean of the last reported bid and asked prices for such day on such exchange or system; or

(2)	If the Common Stock is not so listed or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3)	If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value of a share of Common Stock shall be an amount, not less than book value thereof as at the end of the most recent fiscal year of the Company ending prior to the date of the exercise of the Warrant, determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

(d)	EXCHANGE. TRANSFER, ASSIGNMENT OR LOSS OF WARRANT. Subject to the restrictions noted at the beginning of this Warrant, this Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other warrants of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Common Stock purchasable hereunder. Upon surrender of this Warrant to the Company at its principal office or at the office of its stock transfer agent, if any, with the Assignment Form annexed hereto duly executed and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be cancelled. This Warrant may be divided or combined with other warrants which carry the same rights upon presentation hereof at the principal office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new Warrants are to be issued and signed by the Holder hereof. The term “Warrant” as used herein includes any Warrants into which this Warrant may be divided or exchanged. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss; theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date. Any such new Warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not this Warrant so lost, stolen, destroyed, or mutilated shall be at any time enforceable by anyone.

(e)	RIGHTS OF THE HOLDER. The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in the Warrant and are not enforceable against the Company except to the extent set forth herein.

(f)	ANTI-DILUTION AND ADJUSTMENT PROVISIONS. The Exercise Price in effect at any time and the number of securities purchasable upon the exercise of the Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

(1)	In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution, or of the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be made successively whenever any event listed above shall occur.

(2)

In case the Company shall fix a record date for the issuance of rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock (or securities convertible into Common Stock) at a price (the “Subscription Price”) (or having a conversion price per share) less than the Exercise Price on such record date, the Exercise Price shall be adjusted so that the same shall equal the price determined by multiplying the Exercise Price in effect immediately prior to the date of issuance by a fraction, the numerator of which shall be the sum of the number of shares outstanding on the record date mentioned above and the number of additional shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered (or the aggregate conversion price of the convertible securities so offered) would purchase at the Exercise Price in effect immediately prior to the date of such issuance, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding on the record date mentioned above and the number of additional shares of Common Stock offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such rights or warrants are issued and shall become effective immediately after the record date for the determination of shareholders entitled to receive such rights or warrants; and to the extent that shares of Common Stock are not delivered (or securities convertible into Common Stock are not delivered) after the expiration of such rights or warrants, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares of Common Stock (or securities convertible into Common Stock) actually delivered.

(3)	In case the Company shall hereafter distribute to the holders of its Common Stock evidences of its indebtedness or assets (excluding cash dividends or distributions and dividends or distributions referred to in Subsection (1) above) or subscription rights or warrants (excluding those referred to in Subsection (2) above), then in each such case the Exercise Price in effect thereafter shall be determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding multiplied by the current market price per share of Common Stock (as defined in Section (c) above), less the fair market value (as determined by the Company’s Board of Directors) of said assets or evidences of indebtedness so distributed or of such rights or warrants, and the denominator of which shall be the total number of shares of Common Stock outstanding multiplied by such current market price per share of Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

(4)	Whenever the Exercise Price payable upon exercise of each Warrant is adjusted pursuant to Subsections (1), (2), and (3) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

(5)	In the case of the issuance of securities convertible into or exchangeable for shares of Common Stock, the aggregate consideration received therefor shall be deemed to be the consideration received by the Company for the issuance of such securities plus the additional minimum consideration, if any, to be received by the Company upon the conversion or exchange thereof the consideration in each case to be determined in the same manner as provided in clauses (A) and (B) of this Subsection (5).

(6)

No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least five cents ($0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (6) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section (f) shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section (f) to the contrary notwithstanding, the Company shall be entitled, but shall not be required, to make such changes in the Exercise Price, in addition to those required by this Section (f), as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock, or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any federal income tax liability to the holders of Common Stock or securities convertible into Common Stock (including Warrants).

(7)	The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computation required by this Section (f), and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(8)	In the event that at any time, as a result of an adjustment made pursuant to Subsection (1) above, the Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsections (1) to (6) inclusive above.

(9)	Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

(g)	OFFICER’S CERTIFICATE. Whenever the Exercise Price shall be adjusted as required by the provisions of Section (f), the Company shall promptly and in no event later than 20 days after the effective date of adjustment cause to be mailed by certified mail to each Holder at his last address appearing in the Warrant Register and shall forthwith file, in the custody of its Secretary or an assistant Secretary at its principal office and with its stock transfer agent, if any, an officer’s certificate showing the adjusted Exercise Price determined as herein provided, setting forth in reasonable detail the facts requiring such adjustment, including a statement of the number of additional shares of Common Stock, if any, and such other facts as shall be necessary to show the reason for and the manner of computing such adjustment. Each such officer’s certificate shall be made available at all reasonable times for inspection by the Holder or any holder of a Warrant executed and delivered pursuant to Section (a).

(h)	NOTICES TO WARRANT HOLDERS. So long as this Warrant shall be outstanding, (i) if the Company shall pay any dividend or make any distribution upon the Common Stock or (ii) if the Company shall offer to the holders of Common Stock for subscription or purchase by them any share of any class or any other rights or (iii) if any capital reorganization of the Company, reclassification of the capital stock of the Company, consolidation or merger of the Company with or into another corporation, sale, lease or transfer of all or substantially all of the property and assets of the Company to another corporation, or voluntary or involuntary dissolution, liquidation or winding up of the Company shall be effected, then in any such case, the Company shall cause to be mailed by certified mail to the Holder, at least fifteen days prior to the date specified in (x) or (y) below, as the case may be, a notice containing a brief description of the proposed action and stating the date on which (x) a record is to be taken for the purpose of such dividend, distribution or rights, or (y) such reclassification, reorganization, consolidation, merger, conveyance, lease, dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which the holders of Common Stock or other securities shall receive cash or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.

(i)	RECLASSIFICATION REORGANIZATION OR MERGER. In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change or outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the Holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section (i) shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other than Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (1) of Section (f) hereof.

(j)	RESTRICTIVE LEGEND. Each Warrant Share, when issued, shall include a legend in substantially the following form: THE ISSUANCE OF THESE SHARES HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) NOR UNDER ANY STATE SECURITIES LAW AND THESE SHARES MAY NOT BE PLEDGED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNTIL A (1) REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW HAS BECOME EFFECTIVE WITH RESPECT THERETO, OR (2) RECEIPT BY THE COMPANY OF AN OPINTION OF COUNSEL ACCEPTABLE TO THE COMPANY (IF SO REQUESTED) TO THE EFFECT THAT REGISTRATION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAW IS NOT REQUIRED IN CONNECTION WITH THE PROPOSED TRANSFER.

(k)	NO IMPAIRMENT. The Company will not, by amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

(l)	NO OTHER WARRANTS OF THE COMPANY PURSUANT TO THESE TERMS AND CONDITIONS. Upon exercise of this Warrant, the Holder hereby: confirms that this Warrant supersedes and replaces any other warrant which may have been either lost or inadvertently misplaced to purchase shares of the Company on the terms and conditions contained herein; agrees to surrender immediately any prior warrant containing these terms and conditions without requiring any consideration therefor and relinquishes all right, title and interest in any such warrant. Any such warrant that comes into existence or is found by the Holder or any of its affiliates will be void.

[signature page follows]

Dated: April 1,2003

ALLION HEALTHCARE, INC.

By:	/s/ Michael P. Moran
	Name:	Michael P. Moran
	Title:	President & CEO

PURCHASE FORM

Dated

The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing                      shares of Common Stock and hereby makes payment of                      in payment of the actual exercise price thereof. In lieu of payment of the actual exercise price, the undersigned may direct the Company to net issue such shares of Common Stock in accordance with Section (a)(2) of the within Warrant by writing “net issue” in the space after “payment” of in the preceding sentence.

INSTRUCTIONS FOR REGISTRATION OF STOCK

Name
(Please typewrite or print in block letters)

Address

Signature

ASSIGNMENT FORM

FOR VALUE RECEIVED;                      hereby sells, assigns and transfers unto

Name
(Please typewrite or print in block letters)

Address

the right to purchase Common Stock represented by this Warrant to the extent of                      shares as to which such right is exercisable and does hereby irrevocably constitute and                      appoint attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Date                     , 200

Signature

THE ISSUANCE OF THIS WARRANT AND THE OFFER AND SALE OF THE SHARES OF COMMON STOCK ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) NOR UNDER ANY STATE SECURITIES LAW AND THIS WARRANT AND ANY SUCH SHARES OF COMMON STOCK MAY NOT BE PLEDGED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNTIL A (1) REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW HAS BECOME EFFECTIVE WITH RESPECT THERETO, OR (2) RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY (IF SO REQUESTED) TO THE EFFECT THAT REGISTRATION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAW IS NOT REQUIRED IN CONNECTION WITH THE PROPOSED TRANSFER.

Void after 5:00 p.m. Eastern Standard Time, on April 1,2013.

Warrant to Purchase 20,000 Shares of Common Stock.

WARRANT TO PURCHASE COMMON STOCK

OF

ALLION HEALTHCARE, INC.

This is to certify that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, PMA, Ltd. (“Holder”) is entitled to purchase, subject to the provisions of this Warrant, from Allion Healthcare, Inc., a Delaware corporation (“Company”), TWENTY THOUSAND (20,000) fully paid, validly issued and nonassessable shares of Common Stock, $0.001 par value per share, of the Company (“Common Stock”) at a price initially set at Five Dollars ($5.00) per share at any time or from time to time during the period from the date hereof to expiration, but not later than 5:00 p.m. Eastern Standard Time, on April 1, 2013. The number of shares of Common Stock to be received upon the exercise of this Warrant and the price to be paid for each share of Common Stock may be adjusted from time to time as hereinafter set forth. The shares of Common Stock deliverable upon such exercise, and as adjusted from time to time, are hereinafter sometimes referred to as “Warrant Shares” and the exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the “Exercise Price”.

(a)	EXERCISE OF WARRANT.

(1)

This Warrant may be exercised in whole or in part at any time or from time to time on or after the date hereof and until 5:00 p.m Eastern Standard Time on April 1, 2013; provided, however, that if either such day is a day on which banking institutions in the State of New York are authorized by law to close, then on the next succeeding day which shall not be such a day. This Warrant may be exercised by presentation and surrender hereof to the Company at its principal office, or at the office of its stock transfer agent, if any, with the Purchase Form annexed hereto duly executed and accompanied by payment of the Exercise Price for the number of Warrant Shares specified in such form. As soon as practicable after each such exercise of this Warrant, but not later than seven (7) days from the date of such exercise, the Company shall issue and deliver to the Holder a certificate for the Warrant Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the Warrant Shares purchasable thereunder. Upon receipt by the Company of this Warrant at its office, or by the stock transfer agent of the Company, if any, at its office, in proper form for exercise together with payment in full of the exercise price for the Warrant Shares to be purchased, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be physically delivered to the Holder.

(2)	In lieu of delivering the Exercise Price in cash or check, the Holder may elect to receive shares equal to the value of the Warrant or portion thereof being exercised (“Net Issue Exercise”). If the Holder wishes to elect the Net Issue Exercise, the Holder shall notify the Company of its election in writing at the time it delivers the Purchase Form to the Company. In the event the Holder shall elect Net Issue Exercise, the Holder shall receive the number of shares of Common Stock equal to the product of (a) the number of shares of Common Stock purchasable under the Warrant, or portion thereof being exercised, and (b) the current market value, as defined in paragraph (c) below, of one share of Common Stock minus the Exercise Price, divided by (c) the current market value, as defined in paragraph (c) below, of one share of Common Stock.

(b)	RESERVATION OF SHARES. The Company shall at all times reserve for issuance and/or delivery upon exercise of this Warrant such number of shares of its Common Stock as shall be required for issuance and delivery upon exercise of this Warrant.

(c)	FRACTIONAL SHARES. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of a share, determined as follows:

(1)

If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the NASDAQ system, the current market value shall be the last reported sale price of the Common Stock on such exchange or system on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day, the mean of the last reported bid and asked prices for such day on such exchange or system; or

(2)	If the Common Stock is not so listed or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3)	If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value of a share of Common Stock shall be an amount, not less than book value thereof as at the end of the most recent fiscal year of the Company ending prior to the date of the exercise of the Warrant, determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

(d)	EXCHANGE, TRANSFER, ASSIGNMENT OR LOSS OF WARRANT. Subject to the restrictions noted at the beginning of this Warrant, this Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other warrants of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Common Stock purchasable hereunder. Upon surrender of this Warrant to the Company at its principal office or at the office of its stock transfer agent, if any, with the Assignment Form annexed hereto duly executed and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be cancelled. This Warrant may be divided or combined with other warrants which carry the same rights upon presentation hereof at the principal office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new Warrants are to be issued and signed by the Holder hereof. The term “Warrant” as used herein includes any Warrants into which this Warrant may be divided or exchanged. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss; theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date. Any such new Warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not this Warrant so lost, stolen, destroyed, or mutilated shall be at any time enforceable by anyone.

(e)	RIGHTS OF THE HOLDER. The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in the Warrant and are not enforceable against the Company except to the extent set forth herein.

(f)	ANTI-DILUTION AND ADJUSTMENT’ PROVISIONS. The Exercise Price in effect at any time and the number of securities purchasable upon the exercise of the Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

(1)	In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution, or of the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be made successively whenever any event listed above shall occur.

(2)

In case the Company shall fix a record date for the issuance of rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock (or securities convertible into Common Stock) at a price (the “Subscription Price”) (or having a conversion price per share) less than the Exercise Price on such record date, the Exercise Price shall be adjusted so that the same shall equal the price determined by multiplying the Exercise Price in effect immediately prior to the date of issuance by a fraction, the numerator of which shall be the sum of the number of shares outstanding on the record date mentioned above and the number of additional shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered (or the aggregate conversion price of the convertible securities so offered) would purchase at the Exercise Price in effect immediately prior to the date of such issuance, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding on the record date mentioned above and the number of additional shares of Common Stock offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such rights or warrants are issued and shall become effective immediately after the record date for the determination of shareholders entitled to receive such rights or warrants; and to the extent that shares of Common Stock are not delivered (or securities convertible into Common Stock are not delivered) after the expiration of such rights or warrants, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares of Common Stock (or securities convertible into Common Stock) actually delivered.

(3)	In case the Company shall hereafter distribute to the holders of its Common Stock evidences of its indebtedness or assets (excluding cash dividends or distributions and dividends or distributions referred to in Subsection (1) above) or subscription rights or warrants (excluding those referred to in Subsection (2) above), then in each such case the Exercise Price in effect thereafter shall be determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding multiplied by the current market price per share of Common Stock (as defined in Section (c) above), less the fair market value (as determined by the Company’s Board of Directors) of said assets or evidences of indebtedness so distributed or of such rights or warrants, and the denominator of which shall be the total number of shares of Common Stock outstanding multiplied by such current market price per share of Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

(4)	Whenever the Exercise Price payable upon exercise of each Warrant is adjusted pursuant to Subsections (1), (2), and (3) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

(5)	In the case of the issuance of securities convertible into or exchangeable for shares of Common Stock, the aggregate consideration received therefor shall be deemed to be the consideration received by the Company for the issuance of such securities plus the additional minimum consideration, if any, to be received by the Company upon the conversion or exchange thereof the consideration in each case to be determined in the same manner as provided in clauses (A) and (B) of this Subsection (5).

(6)

No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least five cents ($0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (6) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section (f) shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section (f) to the contrary notwithstanding, the Company shall be entitled, but shall not be required, to make such changes in the Exercise Price, in addition to those required by this Section (f), as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock, or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any federal income tax liability to the holders of Common Stock or securities convertible into Common Stock (including Warrants).

(7)	The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computation required by this Section (f), and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(8)	In the event that at any time, as a result of an adjustment made pursuant to Subsection (1) above, the Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsections (1) to (6) inclusive above.

(9)	Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

(g)	OFFICER’S CERTIFICATE. Whenever the Exercise Price shall be adjusted as required by the provisions of Section (f), the Company shall promptly and in no event later than 20 days after the effective date of adjustment cause to be mailed by certified mail to each Holder at his last address appearing in the Warrant Register and shall forthwith file, in the custody of its Secretary or an assistant Secretary at its principal office and with its stock transfer agent, if any, an officer’s certificate showing the adjusted Exercise Price determined as herein provided, setting forth in reasonable detail the facts requiring such adjustment, including a statement of the number of additional shares of Common Stock, if any, and such other facts as shall be necessary to show the reason for and the manner of computing such adjustment. Each such officer’s certificate shall be made available at all reasonable times for inspection by the Holder or any holder of a Warrant executed and delivered pursuant to Section (a).

(h)	NOTICES TO WARRANT HOLDERS. So long as this Warrant shall be outstanding, (i) if the Company shall pay any dividend or make any distribution upon the Common Stock or (ii) if the Company shall offer to the holders of Common Stock for subscription or purchase by them any share of any class or any other rights or (iii) if any capital reorganization of the Company, reclassification of the capital stock of the Company, consolidation or merger of the Company with or into another corporation, sale, lease or transfer of all or substantially all of the property and assets of the Company to another corporation, or voluntary or involuntary dissolution, liquidation or winding up of the Company shall be effected, then in any such case, the Company shall cause to be mailed by certified mail to the Holder, at least fifteen days prior to the date specified in (x) or (y) below, as the case may be, a notice containing a brief description of the proposed action and stating the date on which (x) a record is to be taken for the purpose of such dividend, distribution or rights, or (y) such reclassification, reorganization, consolidation, merger, conveyance, lease, dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which the holders of Common Stock or other securities shall receive cash or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.

(i)	RECLASSIFICATION REORGANIZATION OR MERGER. In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change or outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the Holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section (i) shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other than Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (1) of Section (f) hereof.

(j)	RESTRICTIVE LEGEND. Each Warrant Share, when issued, shall include a legend in substantially the following form: THE ISSUANCE OF THESE SHARES HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) NOR UNDER ANY STATE SECURITIES LAW AND THESE SHARES MAY NOT BE PLEDGED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNTIL A (1) REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW HAS BECOME EFFECTIVE WITH RESPECT THERETO, OR (2) RECEIPT BY THE COMPANY OF AN OPINTION OF COUNSEL ACCEPTABLE TO THE COMPANY (IF SO REQUESTED) TO THE EFFECT THAT REGISTRATION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAW IS NOT REQUIRED IN CONNECTION WITH THE PROPOSED TRANSFER.

(k)	NO IMPAIRMENT. The Company will not, by amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

(l)	NO OTHER WARRANTS OF THE COMPANY PURSUANT TO THESE TERMS AND CONDITIONS. Upon exercise of this Warrant, the Holder hereby: confirms that this Warrant supersedes and replaces any other warrant which may have been either lost or inadvertently misplaced to purchase shares of the Company on the terms and conditions contained herein; agrees to surrender immediately any prior warrant containing these terms and conditions without requiring any consideration therefor and relinquishes all right, title and interest in any such warrant. Any such warrant that comes into existence or is found by the Holder or any of its affiliates will be void.

[signature page follows]

Dated: April 1, 2003

ALLION HEALTHCARE, INC.

By:	/s/ Michael P. Moran
	Name:	Michael P. Moran
	Title:	President & CEO

PURCHASE FORM

Dated

The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing                      shares of Common Stock and hereby makes payment of                      in payment of the actual exercise price thereof. In lieu of payment of the actual exercise price, the undersigned may direct the Company to net issue such shares of Common Stock in accordance with Section (a)(2) of the within Warrant by writing “net issue” in the space after “payment” of in the preceding sentence.

INSTRUCTIONS FOR REGISTRATION OF STOCK

Name
(Please typewrite or print in block letters)

Address

Signature

ASSIGNMENT FORM

FOR VALUE RECEIVED;                      hereby sells, assigns and transfers unto

Name
(Please typewrite or print in block letters)

Address

the right to purchase Common Stock represented by this Warrant to the extent of                      shares as to which such right is exercisable and does hereby irrevocably constitute and appoint                      attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Date                    , 200

Signature

THE ISSUANCE OF THIS WARRANT AND THE OFFER AND SALE OF THE SHARES OF COMMON STOCK ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) NOR UNDER ANY STATE SECURITIES LAW AND THIS WARRANT AND ANY SUCH SHARES OF COMMON STOCK MAY NOT BE PLEDGED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNTIL A (1) REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW HAS BECOME EFFECTIVE WITH RESPECT THERETO, OR (2) RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY (IF SO REQUESTED) TO THE EFFECT THAT REGISTRATION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAW IS NOT REQUIRED IN CONNECTION WITH THE PROPOSED TRANSFER.

Void after 5:00 p.m. Eastern Standard Time, on April 1, 2013.

Warrant to Purchase 5,000 Shares of Common Stock.

WARRANT TO PURCHASE COMMON STOCK

OF

ALLION HEALTHCARE, INC.

This is to certify that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Ben Long (“Holder”) is entitled to purchase, subject to the provisions of this Warrant, from Allion Healthcare, Inc., a Delaware corporation (“Company”), FIVE THOUSAND (5,000) fully paid, validly issued and nonassessable shares of Common Stock, $0,001 par value per share, of the Company (“Common Stock”) at a price initially set at Five Dollars ($5.00) per share at any time or from time to time during the period from the date hereof to expiration, but not later than 5:00 p.m. Eastern Standard Time, on April 1, 2013. The number of shares of Common Stock to be received upon the exercise of this Warrant and the price to be paid for each share of Common Stock may be adjusted from time to time as hereinafter set forth. The shares of Common Stock deliverable upon such exercise, and as adjusted from time to time, are hereinafter sometimes referred to as “Warrant Shares” and the exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the “Exercise Price”.

(a)	EXERCISE OF WARRANT.

(1)

This Warrant may be exercised in whole or in part at any time or from time to time on or after the date hereof and until 5:00 p.m Eastern Standard Time on April 1, 2013; provided, however, that if either such day is a day on which banking institutions in the State of New York are authorized by law to close, then on the next succeeding day which shall not be such a day. This Warrant may be exercised by presentation and surrender hereof to the Company as its principal office, or at the office of its stock transfer agent, if any, with the Purchase Form annexed hereto duly executed and accompanied by payment of the Exercise Price for the number of Warrant Shares specified in such form. As soon as practicable after each such exercise of this Warrant, but not later than seven (7) days from the date of such exercise, the Company shall issue and deliver to the Holder a certificate for the Warrant Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the Warrant Shares purchasable thereunder. Upon receipt by the Company of this Warrant at its office, or by the stock transfer agent of the Company, if any, at its office, in proper form for exercise together with payment in full of the exercise price for the Warrant Shares to be purchased, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be physically delivered to the Holder.

(2)	In lieu of delivering the Exercise Price in cash or check, the Holder may elect to receive shares equal to the value of the Warrant or portion thereof being exercised (“Net Issue Exercise”). If the Holder wishes to elect the Net Issue Exercise, the Holder shall notify the Company of its election in writing at the time it delivers the Purchase Form to the Company. In the event the Holder shall elect Net Issue Exercise, the Holder shall receive the number of shares of Common Stock equal to the product of (a) the number of shares of Common Stock purchasable under the Warrant, or portion thereof being exercised, and (b) the current market value, as defined in paragraph (c) below, of one share of Common Stock minus the Exercise Price, divided by (c) the current market value, as defined in paragraph (c) below, of one share of Common Stock.

(b)	RESERVATION OF SHARES. The Company shall at all times reserve for issuance and/or delivery upon exercise of this Warrant such number of shares of its Common Stock as shall be required for issuance and delivery upon exercise of this Warrant.

(c)	FRACTIONAL SHARES. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of a share, determined as follows:

(1)

If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the NASDAQ system, the current market value shall be the last reported sale price of the Common Stock on such exchange or system on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day, the mean of the last reported bid and asked prices for such day on such exchange or system; or

(2)	If the Common Stock is not so listed or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3)	If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value of a share of Common Stock shall be an amount, not less than book value thereof as at the end of the most recent fiscal year of the Company ending prior to the date of the exercise of the Warrant, determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

(d)	EXCHANGE, TRANSFER, ASSIGNMENT OR LOSS OF WARRANT. Subject to the restrictions noted at the beginning of this Warrant, this Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other warrants of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Common Stock purchasable hereunder. Upon surrender of this Warrant to the Company at its principal office or at the office of its stock transfer agent, if any, with the Assignment Form annexed hereto duly executed and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be cancelled. This Warrant may be divided or combined with other warrants which carry the same rights upon presentation hereof at the principal office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new Warrants are to be issued and signed by the Holder hereof. The term “Warrant” as used herein includes any Warrants into which this Warrant may be divided or exchanged. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss; theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date. Any such new Warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not this Warrant so lost, stolen, destroyed, or mutilated shall be at any time enforceable by anyone.

(e)	RIGHTS OF THE HOLDER. The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in the Warrant and are not enforceable against the Company except to the extent set forth herein.

(f)	ANTI-DILUTION AND ADJUSTMENT’ PROVISIONS. The Exercise Price in effect at any time and the number of securities purchasable upon the exercise of the Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

(1)	In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution, or of the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be made successively whenever any event listed above shall occur.

(2)

In case the Company shall fix a record date for the issuance of rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock (or securities convertible into Common Stock) at a price (the “Subscription Price”) (or having a conversion price per share) less than the Exercise Price on such record date, the Exercise Price shall be adjusted so that the same shall equal the price determined by multiplying the Exercise Price in effect immediately prior to the date of issuance by a fraction, the numerator of which shall be the sum of the number of shares outstanding on the record date mentioned above and the number of additional shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered (or the aggregate conversion price of the convertible securities so offered) would purchase at the Exercise Price in effect immediately prior to the date of such issuance, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding on the record date mentioned above and the number of additional shares of Common Stock offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such rights or warrants are issued and shall become effective immediately after the record date for the determination of shareholders entitled to receive such rights or warrants; and to the extent that shares of Common Stock are not delivered (or securities convertible into Common Stock are not delivered) after the expiration of such rights or warrants, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares of Common Stock (or securities convertible into Common Stock) actually delivered.

(3)	In case the Company shall hereafter distribute to the holders of its Common Stock evidences of its indebtedness or assets (excluding cash dividends or distributions and dividends or distributions referred to in Subsection (1) above) or subscription rights or warrants (excluding those referred to in Subsection (2) above), then in each such case the Exercise Price in effect thereafter shall be determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding multiplied by the current market price per share of Common Stock (as defined in Section (c) above), less the fair market value (as determined by the Company’s Board of Directors) of said assets or evidences of indebtedness so distributed or of such rights or warrants, and the denominator of which shall be the total number of shares of Common Stock outstanding multiplied by such current market price per share of Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

(4)	Whenever the Exercise Price payable upon exercise of each Warrant is adjusted pursuant to Subsections (1), (2), and (3) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

(5)	In the case of the issuance of securities convertible into or exchangeable for shares of Common Stock, the aggregate consideration received therefor shall be deemed to be the consideration received by the Company for the issuance of such securities plus the additional minimum consideration, if any, to be received by the Company upon the conversion or exchange thereof the consideration in each case to be determined in the same manner as provided in clauses (A) and (B) of this Subsection (5).

(6)

No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least five cents ($0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (6) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section (f) shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section (f) to the contrary notwithstanding, the Company shall be entitled, but shall not be required, to make such changes in the Exercise Price, in addition to those required by this Section (f), as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock, or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any federal income tax liability to the holders of Common Stock or securities convertible into Common Stock (including Warrants).

(7)	The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computation required by this Section (f), and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(8)	In the event that at any time, as a result of an adjustment made pursuant to Subsection (1) above, the Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsections (1) to (6) inclusive above.

(9)	Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

(g)	OFFICER’S CERTIFICATE. Whenever the Exercise Price shall be adjusted as required by the provisions of Section (f), the Company shall promptly and in no event later than 20 days after the effective date of adjustment cause to be mailed by certified mail to each Holder at his last address appearing in the Warrant Register and shall forthwith file, in the custody of its Secretary or an assistant Secretary at its principal office and with its stock transfer agent, if any, an officer’s certificate showing the adjusted Exercise Price determined as herein provided, setting forth in reasonable detail the facts requiring such adjustment, including a statement of the number of additional shares of Common Stock, if any, and such other facts as shall be necessary to show the reason for and the manner of computing such adjustment. Each such officer’s certificate shall be made available at all reasonable times for inspection by the Holder or any holder of a Warrant executed and delivered pursuant to Section (a).

(h)	NOTICES TO WARRANT HOLDERS. So long as this Warrant shall be outstanding, (i) if the Company shall pay any dividend or make any distribution upon the Common Stock or (ii) if the Company shall offer to the holders of Common Stock for subscription or purchase by them any share of any class or any other rights or (iii) if any capital reorganization of the Company, reclassification of the capital stock of the Company, consolidation or merger of the Company with or into another corporation, sale, lease or transfer of all or substantially all of the property and assets of the Company to another corporation, or voluntary or involuntary dissolution, liquidation or winding up of the Company shall be effected, then in any such case, the Company shall cause to be mailed by certified mail to the Holder, at least fifteen days prior to the date specified in (x) or (y) below, as the case may be, a notice containing a brief description of the proposed action and stating the date on which (x) a record is to be taken for the purpose of such dividend, distribution or rights, or (y) such reclassification, reorganization, consolidation, merger, conveyance, lease, dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which the holders of Common Stock or other securities shall receive cash or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.

(i)	RECLASSIFICATION REORGANIZATION OR MERGER. In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change or outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the Holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section (i) shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other than Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (1) of Section (f) hereof.

(j)	RESTRICTIVE LEGEND. Each Warrant Share, when issued, shall include a legend in substantially the following form: THE ISSUANCE OF THESE SHARES HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) NOR UNDER ANY STATE SECURITIES LAW AND THESE SHARES MAY NOT BE PLEDGED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNTIL A (1) REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW HAS BECOME EFFECTIVE WITH RESPECT THERETO, OR (2) RECEIPT BY THE COMPANY OF AN OPINTION OF COUNSEL ACCEPTABLE TO THE COMPANY (IF SO REQUESTED) TO THE EFFECT THAT REGISTRATION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAW IS NOT REQUIRED IN CONNECTION WITH THE PROPOSED TRANSFER.

(k)	NO IMPAIRMENT. The Company will not, by amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

(l)	NO OTHER WARRANTS OF THE COMPANY PURSUANT TO THESE TERMS AND CONDITIONS. Upon exercise of this Warrant, the Holder hereby: confirms that this Warrant supersedes and replaces any other warrant which may have been either lost or inadvertently misplaced to purchase shares of the Company on the terms and conditions contained herein; agrees to surrender immediately any prior warrant containing these terms and conditions without requiring any consideration therefor and relinquishes all right, title and interest in any such warrant. Any such warrant that comes into existence or is found by the Holder or any of its affiliates will be void.

[signature page follows]

Dated: April 1, 2003

ALLION HEALTHCARE, INC.

By:	/s/ Michael P. Moran
	Name:	Michael P. Moran
	Title:	President & CEO

PURCHASE FORM

Dated 6/29/05

The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing 5,000 shares of Common Stock and hereby makes payment of Net Issue in payment of the actual exercise price thereof. In lieu of payment of the actual exercise price, the undersigned may direct the Company to net issue such shares of Common Stock in accordance with Section (a)(2) of the within Warrant by writing “net issue” in the space after “payment” of in the preceding sentence.

INSTRUCTIONS FOR REGISTRATION OF STOCK

Name
(Please typewrite or print in block letters)

Address

Signature

ASSIGNMENT FORM

FOR VALUE RECEIVED;                      hereby sells, assigns and transfers unto

Name
(Please typewrite or print in block letters)

Address

the right to purchase Common Stock represented by this Warrant to the extent of                      shares as to which such right is exercisable and does hereby irrevocably constitute and appoint                      attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Date                    , 200

Signature

THE ISSUANCE OF THIS WARRANT AND THE OFFER AND SALE OF THE SHARES OF COMMON STOCK ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) NOR UNDER ANY STATE SECURITIES LAW AND THIS WARRANT AND ANY SUCH SHARES OF COMMON STOCK MAY NOT BE PLEDGED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNTIL A (1) REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW HAS BECOME EFFECTIVE WITH RESPECT THERETO, OR (2) RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY (IF SO REQUESTED) TO THE EFFECT THAT REGISTRATION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAW IS NOT REQUIRED IN CONNECTION WITH THE PROPOSED TRANSFER.

Void after 5:00 p.m. Eastern Standard Time, on April 1, 2013.

Warrant to Purchase 5,000 Shares of Common Stock.

WARRANT TO PURCHASE COMMON STOCK

OF

ALLION HEALTHCARE, INC.

This is to certify that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Helen Gavin (“Holder”) is entitled to purchase, subject to the provisions of this Warrant, from Allion Healthcare, Inc., a Delaware corporation (“Company”), FIVE THOUSAND (5.000) fully paid, validly issued and nonassessable shares of Common Stock, $0,001 par value per share, of the Company (“Common Stock”) at a price initially set at Five Dollars ($5.00) per share at any time or from time to time during the period from the date hereof to expiration, but not later than 5:00 p.m. Eastern Standard Time, on April 1, 2013. The number of shares of Common Stock to be received upon the exercise of this Warrant and the price to be paid for each share of Common Stock may be adjusted from time to time as hereinafter set forth. The shares of Common Stock deliverable upon such exercise, and as adjusted from time to time, are hereinafter sometimes referred to as “Warrant Shares” and the exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the “Exercise Price”.

(a)	EXERCISE OF WARRANT.

(1)

This Warrant may be exercised in whole or in part at any time or from time to time on or after the date hereof and until 5:00 p.m Eastern Standard Time on April 1, 2013; provided, however, that if either such day is a day on which banking institutions in the State of New York are authorized by law to close, then on the next succeeding day which shall not be such a day. This Warrant may be exercised by presentation and surrender hereof to the Company at its principal office, or at the office of its stock transfer agent, if any, with the Purchase Form annexed hereto duly executed and accompanied by payment of the Exercise Price for the number of Warrant Shares specified in such form. As soon as practicable after each such exercise of this Warrant, but not later than seven (7) days from the date of such exercise, the Company shall issue and deliver to the Holder a certificate for the Warrant Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the Warrant Shares purchasable thereunder. Upon receipt by the Company of this Warrant at its office, or by the stock transfer agent of the Company, if any, at its office, in proper form for exercise together with payment in full of the exercise price for the Warrant Shares to be purchased, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be physically delivered to the Holder.

(2)	In lieu of delivering the Exercise Price in cash or check, the Holder may elect to receive shares equal to the value of the Warrant or portion thereof being exercised (“Net Issue Exercise”). If the Holder wishes to elect the Net Issue Exercise, the Holder shall notify the Company of its election in writing at the time it delivers the Purchase Form to the Company. In the event the Holder shall elect Net Issue Exercise, the Holder shall receive the number of shares of Common Stock equal to the product of (a) the number of shares of Common Stock purchasable under the Warrant, or portion thereof being exercised, and (b) the current market value, as defined in paragraph (c) below, of one share of Common Stock minus the Exercise Price, divided by (c) the current market value, as defined in paragraph (c) below, of one share of Common Stock.

(b)	RESERVATION OF SHARES. The Company shall at all times reserve for issuance and/or delivery upon exercise of this Warrant such number of shares of its Common Stock as shall be required for issuance and delivery upon exercise of this Warrant.

(c)	FRACTIONAL SHARES. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of a share, determined as follows:

(1)

If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the NASDAQ system, the current market value shall be the last reported sale price of the Common Stock on such exchange or system on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day, the mean of the last reported bid and asked prices for such day on such exchange or system; or

(2)	If the Common Stock is not so listed or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3)	If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value of a share of Common Stock shall be an amount, not less than book value thereof as at the end of the most recent fiscal year of the Company ending prior to the date of the exercise of the Warrant, determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

(d)	EXCHANGE, TRANSFER, ASSIGNMENT OR LOSS OF WARRANT. Subject to the restrictions noted at the beginning of this Warrant, this Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other warrants of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Common Stock purchasable hereunder. Upon surrender of this Warrant to the Company at its principal office or at the office of its stock transfer agent, if any, with the Assignment Form annexed hereto duly executed and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be cancelled. This Warrant may be divided or combined with other warrants which carry the same rights upon presentation hereof at the principal office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new Warrants are to be issued and signed by the Holder hereof. The term “Warrant” as used herein includes any Warrants into which this Warrant may be divided or exchanged. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss; theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date. Any such new Warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not this Warrant so lost, stolen, destroyed, or mutilated shall be at any time enforceable by anyone.

(e)	RIGHTS OF THE HOLDER. The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in the Warrant and are not enforceable against the Company except to the extent set forth herein.

(f)	ANTI-DILUTION AND ADJUSTMENT PROVISIONS. The Exercise Price in effect at any time and the number of securities purchasable upon the exercise of the Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

(1)	In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution, or of the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be made successively whenever any event listed above shall occur.

(2)

In case the Company shall fix a record date for the issuance of rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock (or securities convertible into Common Stock) at a price (the “Subscription Price”) (or having a conversion price per share) less than the Exercise Price on such record date, the Exercise Price shall be adjusted so that the same shall equal the price determined by multiplying the Exercise Price in effect immediately prior to the date of issuance by a fraction, the numerator of which shall be the sum of the number of shares outstanding on the record date mentioned above and the number of additional shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered (or the aggregate conversion price of the convertible securities so offered) would purchase at the Exercise Price in effect immediately prior to the date of such issuance, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding on the record date mentioned above and the number of additional shares of Common Stock offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such rights or warrants are issued and shall become effective immediately after the record date for the determination of shareholders entitled to receive such rights or warrants; and to the extent that shares of Common Stock are not delivered (or securities convertible into Common Stock are not delivered) after the expiration of such rights or warrants, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares of Common Stock (or securities convertible into Common Stock) actually delivered.

(3)	In case the Company shall hereafter distribute to the holders of its Common Stock evidences of its indebtedness or assets (excluding cash dividends or distributions and dividends or distributions referred to in Subsection (1) above) or subscription rights or warrants (excluding those referred to in Subsection (2) above), then in each such case the Exercise Price in effect thereafter shall be determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding multiplied by the current market price per share of Common Stock (as defined in Section (c) above), less the fair market value (as determined by the Company’s Board of Directors) of said assets or evidences of indebtedness so distributed or of such rights or warrants, and the denominator of which shall be the total number of shares of Common Stock outstanding multiplied by such current market price per share of Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

(4)	Whenever the Exercise Price payable upon exercise of each Warrant is adjusted pursuant to Subsections (1), (2), and (3) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

(5)	In the case of the issuance of securities convertible into or exchangeable for shares of Common Stock, the aggregate consideration received therefor shall be deemed to be the consideration received by the Company for the issuance of such securities plus the additional minimum consideration, if any, to be received by the Company upon the conversion or exchange thereof the consideration in each case to be determined in the same manner as provided in clauses (A) and (B) of this Subsection (5).

(6)

No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least five cents ($0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (6) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section (f) shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section (f) to the contrary notwithstanding, the Company shall be entitled, but shall not be required, to make such changes in the Exercise Price, in addition to those required by this Section (f), as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock, or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any federal income tax liability to the holders of Common Stock or securities convertible into Common Stock (including Warrants).

(7)	The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computation required by this Section (f), and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(8)	In the event that at any time, as a result of an adjustment made pursuant to Subsection (1) above, the Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsections (1) to (6) inclusive above.

(9)	Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

(g)	OFFICER’S CERTIFICATE. Whenever the Exercise Price shall be adjusted as required by the provisions of Section (f), the Company shall promptly and in no event later than 20 days after the effective date of adjustment cause to be mailed by certified mail to each Holder at his last address appearing in the Warrant Register and shall forthwith file, in the custody of its Secretary or an assistant Secretary at its principal office and with its stock transfer agent, if any, an officer’s certificate showing the adjusted Exercise Price determined as herein provided, setting forth in reasonable detail the facts requiring such adjustment, including a statement of the number of additional shares of Common Stock, if any, and such other facts as shall be necessary to show the reason for and the manner of computing such adjustment. Each such officer’s certificate shall be made available at all reasonable times for inspection by the Holder or any holder of a Warrant executed and delivered pursuant to Section (a).

(h)	NOTICES TO WARRANT HOLDERS. So long as this Warrant shall be outstanding, (i) if the Company shall pay any dividend or make any distribution upon the Common Stock or (ii) if the Company shall offer to the holders of Common Stock for subscription or purchase by them any share of any class or any other rights or (iii) if any capital reorganization of the Company, reclassification of the capital stock of the Company, consolidation or merger of the Company with or into another corporation, sale, lease or transfer of all or substantially all of the property and assets of the Company to another corporation, or voluntary or involuntary dissolution, liquidation or winding up of the Company shall be effected, then in any such case, the Company shall cause to be mailed by certified mail to the Holder, at least fifteen days prior to the date specified in (x) or (y) below, as the case may be, a notice containing a brief description of the proposed action and stating the date on which (x) a record is to be taken for the purpose of such dividend, distribution or rights, or (y) such reclassification, reorganization, consolidation, merger, conveyance, lease, dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which the holders of Common Stock or other securities shall receive cash or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.

(i)	RECLASSIFICATION REORGANIZATION OR MERGER. In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change or outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the Holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section (i) shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other than Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (1) of Section (f) hereof.

(j)	RESTRICTIVE LEGEND, Each Warrant Share, when issued, shall include a legend in substantially the following form: THE ISSUANCE OF THESE SHARES HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) NOR UNDER ANY STATE SECURITIES LAW AND THESE SHARES MAY NOT BE PLEDGED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNTIL A (1) REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW HAS BECOME EFFECTIVE WITH RESPECT THERETO, OR (2) RECEIPT BY THE COMPANY OF AN OPINTION OF COUNSEL ACCEPTABLE TO THE COMPANY (IF SO REQUESTED) TO THE EFFECT THAT REGISTRATION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAW IS NOT REQUIRED IN CONNECTION WITH THE PROPOSED TRANSFER.

(k)	NO IMPAIRMENT. The Company will not, by amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

(l)	NO OTHER WARRANTS OF THE COMPANY PURSUANT TO THESE TERMS AND CONDITIONS. Upon exercise of this Warrant, the Holder hereby; confirms that this Warrant supersedes and replaces any other warrant which may have been either lost or inadvertently misplaced to purchase shares of the Company on the terms and conditions contained herein; agrees to surrender immediately any prior warrant containing these terms and conditions without requiring any consideration therefor and relinquishes all right, title and interest in any such warrant. Any such warrant that comes into existence or is found by the Holder or any of its affiliates will be void.

[signature page follows]

Dated: January 11, 2000

ALLION HEALTHCARE, INC.

By:	/s/ Michael P. Moran
	Name:	Michael P. Moran
	Title:	President & CEO

PURCHASE FORM

Dated

The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing                      shares of Common Stock and hereby makes payment of                      in payment of the actual exercise price thereof. In lieu of payment of the actual exercise price, the undersigned may direct the Company to net issue such shares of Common Stock in accordance with Section (a)(2) of the within Warrant by writing “net issue” in the space after “payment” of in the preceding sentence.

INSTRUCTIONS FOR REGISTRATION OF STOCK

Name
(Please typewrite or print in block letters)
Address

Signature

ASSIGNMENT FORM

FOR VALUE RECEIVED;                      hereby sells, assigns and transfers unto

Name
(Please typewrite or print in block letters)

Address

the right to purchase Common Stock represented by this Warrant to the extent of                      shares as to which such right is exercisable and does hereby irrevocably constitute and appoint                      attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Date                     , 200

Signature

THE ISSUANCE OF THIS WARRANT AND THE OFFER AND SALE OF THE SHARES OF COMMON STOCK ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) NOR UNDER ANY STATE SECURITIES LAW AND THIS WARRANT AND ANY SUCH SHARES OF COMMON STOCK MAY NOT BE PLEDGED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNTIL A (1) REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW HAS BECOME EFFECTIVE WITH RESPECT THERETO, OR (2) RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY (IF SO REQUESTED) TO THE EFFECT THAT REGISTRATION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAW IS NOT REQUIRED IN CONNECTION WITH THE PROPOSED TRANSFER.

Void after 5:00 p.m. Eastern Standard Time, on April 1, 2013.

Warrant to Purchase 5,000 Shares of Common Stock.

WARRANT TO PURCHASE COMMON STOCK

OF

ALLION HEALTHCARE, INC.

This is to certify that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, John Forsyth (“Holder”) is entitled to purchase, subject to the provisions of this Warrant, from Allion Healthcare, Inc., a Delaware corporation (“Company”), FIVE THOUSAND (5,000) fully paid, validly issued and nonassessable shares of Common Stock, $0,001 par value per share, of the Company (“Common Stock”) at a price initially set at Five Dollars ($5.00) per share at any time or from time to time during the period from the date hereof to expiration, but not later than 5:00 p.m. Eastern Standard Time, on April 1, 2013. The number of shares of Common Stock to be received upon the exercise of this Warrant and the price to be paid for each share of Common Stock may be adjusted from time to time as hereinafter set forth. The shares of Common Stock deliverable upon such exercise, and as adjusted from time to time, are hereinafter sometimes referred to as “Warrant Shares” and the exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the “Exercise Price”.

(a)	EXERCISE OF WARRANT.

(1)

This Warrant may be exercised in whole or in part at any time or from time to time on or after the date hereof and until 5:00 p.m Eastern Standard Time on April 1,2013; provided, however, that if either such day is a day on which banking institutions in the State of New York are authorized by law to close, then on the next succeeding day which shall not be such a day. This Warrant may be exercised by presentation and surrender hereof to the Company at its principal office, or at the office of its stock transfer agent, if any, with the Purchase Form annexed hereto duly executed and accompanied by payment of the Exercise Price for the number of Warrant Shares specified in such form. As soon as practicable after each such exercise of this Warrant, but not later than seven (7) days from the date of such exercise, the Company shall issue and deliver to the Holder a certificate for the Warrant Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the Warrant Shares purchasable thereunder. Upon receipt by the Company of this Warrant at its office, or by the stock transfer agent of the Company, if any, at its office, in proper form for exercise together with payment in full of the exercise price for the Warrant Shares to be purchased, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be physically delivered to the Holder.

(2)	In lieu of delivering the Exercise Price in cash or check, the Holder may elect to receive shares equal to the value of the Warrant or portion thereof being exercised (“Net Issue Exercise”). If the Holder wishes to elect the Net Issue Exercise, the Holder shall notify the Company of its election in writing at the time it delivers the Purchase Form to the Company. In the event the Holder shall elect Net Issue Exercise, the Holder shall receive the number of shares of Common Stock equal to the product of (a) the number of shares of Common Stock purchasable under the Warrant, or portion thereof being exercised, and (b) the current market value, as defined in paragraph (c) below, of one share of Common Stock minus the Exercise Price, divided by (c) the current market value, as defined in paragraph (c) below, of one share of Common Stock.

(b)	RESERVATION OF SHARES. The Company shall at all times reserve for issuance and/or delivery upon exercise of this Warrant such number of shares of its Common Stock as shall be required for issuance and delivery upon exercise of this Warrant.

(c)	FRACTIONAL SHARES. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of a share, determined as follows:

(1)

If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the NASDAQ system, the current market value shall be the last reported sale price of the Common Stock on such exchange or system on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day, the mean of the last reported bid and asked prices for such day on such exchange or system; or

(2)	If the Common Stock is not so listed or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3)	If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value of a share of Common Stock shall be an amount, not less than book value thereof as at the end of the most recent fiscal year of the Company ending prior to the date of the exercise of the Warrant, determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

(d)	EXCHANGE, TRANSFER, ASSIGNMENT OR LOSS OF WARRANT. Subject to the restrictions noted at the beginning of this Warrant, this Warrant is exchangeable, without expense, at the option of the Holder, upon presentation; and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other warrants of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Common Stock purchasable hereunder. Upon surrender of this Warrant to the Company at its principal office or at the office of its stock transfer agent, if any, with the Assignment Form annexed hereto duly executed and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be cancelled. This Warrant may be divided or combined with other warrants which carry the same rights upon presentation hereof at the principal office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new Warrants are to be issued and signed by the Holder hereof. The term “Warrant” as used herein includes any Warrants into which this Warrant may be divided or exchanged. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss; theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date. Any such new Warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not this Warrant so lost, stolen, destroyed, or mutilated shall be at any time enforceable by anyone.

(e)	RIGHTS OF THE HOLDER. The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in the Warrant and are not enforceable against the Company except to the extent set forth herein.

(f)	ANTI-DILUTION AND ADJUSTMENT’ PROVISIONS. The Exercise Price in effect at any time and the number of securities purchasable upon the exercise of the Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

(1)	In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution, or of the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be made successively whenever any event listed above shall occur.

(2)

In case the Company shall fix a record date for the issuance of rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock (or securities convertible into Common Stock) at a price (the “Subscription Price”) (or having a conversion price per share) less than the Exercise Price on such record date, the Exercise Price shall be adjusted so that the same shall equal the price determined by multiplying the Exercise Price in effect immediately prior to the date of issuance by a fraction, the numerator of which shall be the sum of the number of shares outstanding on the record date mentioned above and the number of additional shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered (or the aggregate conversion price of the convertible securities so offered) would purchase at the Exercise Price in effect immediately prior to the date of such issuance, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding on the record date mentioned above and the number of additional shares of Common Stock offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such rights or warrants are issued and shall become effective immediately after the record date for the determination of shareholders entitled to receive such rights or warrants; and to the extent that shares of Common Stock are not delivered (or securities convertible into Common Stock are not delivered) after the expiration of such rights or warrants, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares of Common Stock (or securities convertible into Common Stock) actually delivered.

(3)	In case the Company shall hereafter distribute to the holders of its Common Stock evidences of its indebtedness or assets (excluding cash dividends or distributions and dividends or distributions referred to in Subsection (1) above) or subscription rights or warrants (excluding those referred to in Subsection (2) above), then in each such case the Exercise Price in effect thereafter shall be determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding multiplied by the current market price per share of Common Stock (as defined in Section (c) above), less the fair market value (as determined by the Company’s Board of Directors) of said assets or evidences of indebtedness so distributed or of such rights or warrants, and the denominator of which shall be the total number of shares of Common Stock outstanding multiplied by such current market price per share of Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

(4)	Whenever the Exercise Price payable upon exercise of each Warrant is adjusted pursuant to Subsections (1), (2), and (3) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

(5)	In the case of the issuance of securities convertible into or exchangeable for shares of Common Stock, the aggregate consideration received therefor shall be deemed to be the consideration received by the Company for the issuance of such securities plus the additional minimum consideration, if any, to be received by the Company upon the conversion or exchange thereof the consideration in each case to be determined in the same manner as provided in clauses (A) and (B) of this Subsection (5).

(6)

No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least five cents ($0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (6) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section (f) shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section (f) to the contrary notwithstanding, the Company shall be entitled, but shall not be required, to make such changes in the Exercise Price, in addition to those required by this Section (f), as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock, or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any federal income tax liability to the holders of Common Stock or securities convertible into Common Stock (including Warrants).

(7)	The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computation required by this Section (f), and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(8)	In the event that at any time, as a result of an adjustment made pursuant to Subsection (1) above, the Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsections (1) to (6) inclusive above.

(9)	Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

(g)	OFFICER’S CERTIFICATE. Whenever the Exercise Price shall be adjusted as required by the provisions of Section (f), the Company shall promptly and in no event later than 20 days after the effective date of adjustment cause to be mailed by certified mail to each Holder at his last address appearing in the Warrant Register and shall forthwith file, in the custody of its Secretary or an assistant Secretary at its principal office and with its stock transfer agent, if any, an officer’s certificate showing the adjusted Exercise Price determined as herein provided, setting forth in reasonable detail the facts requiring such adjustment, including a statement of the number of additional shares of Common Stock, if any, and such other facts as shall be necessary to show the reason for and the manner of computing such adjustment. Each such officer’s certificate shall be made available at all reasonable times for inspection by the Holder or any holder of a Warrant executed and delivered pursuant to Section (a).

(h)	NOTICES TO WARRANT HOLDERS. So long as this Warrant shall be outstanding, (i) if the Company shall pay any dividend or make any distribution upon the Common Stock or (ii) if the Company shall offer to the holders of Common Stock for subscription or purchase by them any share of any class or any other rights or (iii) if any capital reorganization of the Company, reclassification of the capital stock of the Company, consolidation or merger of the Company with or into another corporation, sale, lease or transfer of all or substantially all of the property and assets of the Company to another corporation, or voluntary or involuntary dissolution, liquidation or winding up of the Company shall be effected, then in any such case, the Company shall cause to be mailed by certified mail to the Holder, at least fifteen days prior to the date specified in (x) or (y) below, as the case may be, a notice containing a brief description of the proposed action and stating the date on which (x) a record is to be taken for the purpose of such dividend, distribution or rights, or (y) such reclassification, reorganization, consolidation, merger, conveyance, lease, dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which the holders of Common Stock or other securities shall receive cash or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.

(i)	RECLASSIFICATION REORGANIZATION OR MERGER. In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change or outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the Holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section (i) shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other than Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (1) of Section (f) hereof.

(j)	RESTRICTIVE LEGEND. Each Warrant Share, when issued, shall include a legend in substantially the following form: THE ISSUANCE OF THESE SHARES HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) NOR UNDER ANY STATE SECURITIES LAW AND THESE SHARES MAY NOT BE PLEDGED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNTIL A (1) REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW HAS BECOME EFFECTIVE WITH RESPECT THERETO, OR (2) RECEIPT BY THE COMPANY OF AN OPINTION OF COUNSEL ACCEPTABLE TO THE COMPANY (IF SO REQUESTED) TO THE EFFECT THAT REGISTRATION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAW IS NOT REQUIRED IN CONNECTION WITH THE PROPOSED TRANSFER.

(k)	NO IMPAIRMENT. The Company will not, by amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

(l)	NO OTHER WARRANTS OF THE COMPANY PURSUANT TO THESE TERMS AND CONDITIONS. Upon exercise of this Warrant, the Holder hereby: confirms that this Warrant supersedes and replaces any other warrant which may have been either lost or inadvertently misplaced to purchase shares of the Company on the terms and conditions contained herein; agrees to surrender immediately any prior warrant containing these terms and conditions without requiring any consideration therefor and relinquishes all right, title and interest in any such warrant. Any such warrant that comes into existence or is found by the Holder or any of its affiliates will be void.

[signature page follows]

Dated: April 1, 2003

ALLION HEALTHCARE, INC.

By:	/s/ Michael P. Moran
	Name:	Michael P. Moran
	Title:	President & CEO

PURCHASE FORM

Dated

The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing                      shares of Common Stock and hereby makes payment of                      in payment of the actual exercise price thereof. In lieu of payment of the actual exercise price, the undersigned may direct the Company to net issue such shares of Common Stock in accordance with Section (a) (2) of the within Warrant by writing “net issue” in the space after “payment” of in the preceding sentence.

INSTRUCTIONS FOR REGISTRATION OF STOCK

Name
(Please typewrite or print in block letters)

Address

Signature

ASSIGNMENT FORM

FOR VALUE RECEIVED;                      hereby sells, assigns and transfers unto

Name
(Please typewrite or print in block letters)

Address

the right to purchase Common Stock represented by this Warrant to the extent of                      shares as to which such right is exercisable and does hereby irrevocably constitute and appoint                      attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Date                     , 200

Signature

THE ISSUANCE OF THIS WARRANT AND THE OFFER AND SALE OF THE SHARES OF COMMON STOCK ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) NOR UNDER ANY STATE SECURITIES LAW AND THIS WARRANT AND ANY SUCH SHARES OF COMMON STOCK MAY NOT BE PLEDGED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNTIL A (1) REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW HAS BECOME EFFECTIVE WITH RESPECT THERETO, OR (2) RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY (IF SO REQUESTED) TO THE EFFECT THAT REGISTRATION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAW IS NOT REQUIRED IN CONNECTION WITH THE PROPOSED TRANSFER.

Void after 5:00 p.m. Eastern Standard Time, on April 1, 2013.

Warrant to Purchase 5,000 Shares of Common Stock.

WARRANT TO PURCHASE COMMON STOCK

OF

ALLION HEALTHCARE, INC.

This is to certify that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, John Pappajohn Trustee of the John Pappajohn Revocable Trust dated March 27, 1994, as restated on February 22, 1999 (“Holder”‘) is entitled to purchase, subject to the provisions of this Warrant, from Allion Healthcare, Inc., a Delaware corporation (“Company”). FIVE THOUSAND (5,000) fully paid, validly issued and nonassessable shares of Common Stock, $0.001 par value per share, of the Company (“Common Stock”) at a price initially set at Five Dollars ($5.00) per share at any time or from time to time during the period from the date hereof to expiration, but not later than 5:00 p.m. Eastern Standard Time, on April 1, 2013. The number of shares of Common Stock to be received upon the exercise of this Warrant and the price to be paid for each share of Common Stock may be adjusted from time to time as hereinafter set forth. The shares of Common Stock deliverable upon such exercise, and as adjusted from time to time, are hereinafter sometimes referred to as “Warrant Shares” and the exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the “Exercise Price”.

(a)	EXERCISE OF WARRANT.

(1)

This Warrant may be exercised in whole or in part at any time or from time to time on or after the date hereof and until 5:00 p.m Eastern Standard Time on April 1,2013; provided, however, that if either such day is a day on which banking institutions in the State of New York are authorized by law to close, then on the next succeeding day which shall not be such a day. This Warrant may be exercised by presentation and surrender hereof to the Company at its principal office, or at the office of its stock transfer agent, if any, with the Purchase Form annexed hereto duly executed and accompanied by payment of the Exercise Price for the number of Warrant Shares specified in such form. As soon as practicable after each such exercise of this Warrant, but not later than seven (7) days from the date of such exercise, the Company shall issue and deliver to the Holder a certificate for the Warrant Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the Warrant Shares purchasable thereunder. Upon receipt by the Company of this Warrant at its office, or by the stock transfer agent of the Company, if any, at its office, in proper form for exercise together with payment in full of the exercise price for the Warrant Shares to be purchased, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be physically delivered to the Holder.

(2)	In lieu of delivering the Exercise Price in cash or check, the Holder may elect to receive shares equal to the value of the Warrant or portion thereof being exercised (“Net Issue Exercise”). If the Holder wishes to elect the Net Issue Exercise, the Holder shall notify the Company of its election in writing at the time it delivers the Purchase Form to the Company. In the event the Holder shall elect Net Issue Exercise, the Holder shall receive the number of shares of Common Stock equal to the product of (a) the number of shares of Common Stock purchasable under the Warrant, or portion thereof being exercised, and (b) the current market value, as defined in paragraph (c) below, of one share of Common Stock minus the Exercise Price, divided by (c) the current market value, as defined in paragraph (c) below, of one share of Common Stock.

(b)	RESERVATION OF SHARES. The Company shall at all times reserve for issuance and/or delivery upon exercise of this Warrant such number of shares of its Common Stock as shall be required for issuance and delivery upon exercise of this Warrant.

(c)	FRACTIONAL SHARES. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of a share, determined as follows:

(1)	If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the NASDAQ system, the current market value shall be the last reported sale price of the Common Stock on such exchange or system on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day, the mean of the last reported bid and asked prices for such day on such exchange or system; or

(2)	If the Common Stock is not so listed or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3)	If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value of a share of Common Stock shall be an amount, not less than book value thereof as at the end of the most recent fiscal year of the Company ending prior to the date of the exercise of the Warrant, determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

(d)	EXCHANGE, TRANSFER, ASSIGNMENT OR LOSS OF WARRANT. Subject to the restrictions noted at the beginning of this Warrant, this Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other warrants of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Common Stock purchasable hereunder. Upon surrender of this Warrant to the Company at its principal office or at the office of its stock transfer agent, if any, with the Assignment Form annexed hereto duly executed and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be cancelled. This Warrant may be divided or combined with other warrants which carry the same rights upon presentation hereof at the principal office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new Warrants are to be issued and signed by the Holder hereof. The term “Warrant” as used herein includes any Warrants into which this Warrant may be divided or exchanged. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss; theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date. Any such new Warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not this Warrant so lost, stolen, destroyed, or mutilated shall be at any time enforceable by anyone.

(e)	RIGHTS OF THE HOLDER. The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in the Warrant and are not enforceable against the Company except to the extent set forth herein.

(f)	ANTI-DILUTION AND ADJUSTMENT’ PROVISIONS. The Exercise Price in effect at any time and the number of securities purchasable upon the exercise of the Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

(1)	In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution, or of the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be made successively whenever any event listed above shall occur.

(2)

In case the Company shall fix a record date for the issuance of rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock (or securities convertible into Common Stock) at a price (the “Subscription Price”) (or having a conversion price per share) less than the Exercise Price on such record date, the Exercise Price shall be adjusted so that the same shall equal the price determined by multiplying the Exercise Price in effect immediately prior to the date of issuance by a fraction, the numerator of which shall be the sum of the number of shares outstanding on the record date mentioned above and the number of additional shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered (or the aggregate conversion price of the convertible securities so offered) would purchase at the Exercise Price in effect immediately prior to the date of such issuance, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding on the record date mentioned above and the number of additional shares of Common Stock offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such rights or warrants are issued and shall become effective immediately after the record date for the determination of shareholders entitled to receive such rights or warrants; and to the extent that shares of Common Stock are not delivered (or securities convertible into Common Stock are not delivered) after the expiration of such rights or warrants, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares of Common Stock (or securities convertible into Common Stock) actually delivered.

(3)	In case the Company shall hereafter distribute to the holders of its Common Stock evidences of its indebtedness or assets (excluding cash dividends or distributions and dividends or distributions referred to in Subsection (1) above) or subscription rights or warrants (excluding those referred to in Subsection (2) above), then in each such case the Exercise Price in effect thereafter shall be determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding multiplied by the current market price per share of Common Stock (as defined in Section (c) above), less the fair market value (as determined by the Company’s Board of Directors) of said assets or evidences of indebtedness so distributed or of such rights or warrants, and the denominator of which shall be the total number of shares of Common Stock outstanding multiplied by such current market price per share of Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

(4)	Whenever the Exercise Price payable upon exercise of each Warrant is adjusted pursuant to Subsections (1), (2), and (3) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

(5)	In the case of the issuance of securities convertible into or exchangeable for shares of Common Stock, the aggregate consideration received therefor shall be deemed to be the consideration received by the Company for the issuance of such securities plus the additional minimum consideration, if any, to be received by the Company upon the conversion or exchange thereof the consideration in each case to be determined in the same manner as provided in clauses (A) and (B) of this Subsection (5).

(6)

No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least five cents ($0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (6) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section (f) shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section (f) to the contrary notwithstanding, the Company shall be entitled, but shall not be required, to make such changes in the Exercise Price, in addition to those required by this Section (f), as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock, or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any federal income tax liability to the holders of Common Stock or securities convertible into Common Stock (including Warrants).

(7)	The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computation required by this Section (f), and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(8)	In the event that at any time, as a result of an adjustment made pursuant to Subsection (1) above, the Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsections (1) to (6) inclusive above.

(9)	Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

(g)	OFFICER’S CERTIFICATE. Whenever the Exercise Price shall be adjusted as required by the provisions of Section (f), the Company shall promptly and in no event later than 20 days after the effective date of adjustment cause to be mailed by certified mail to each Holder at his last address appearing in the Warrant Register and shall forthwith file, in the custody of its Secretary or an assistant Secretary at its principal office and with its stock transfer agent, if any, an officer’s certificate showing the adjusted Exercise Price determined as herein provided, setting forth in reasonable detail the facts requiring such adjustment, including a statement of the number of additional shares of Common Stock, if any, and such other facts as shall be necessary to show the reason for and the manner of computing such adjustment. Each such officer’s certificate shall be made available at all reasonable times for inspection by the Holder or any holder of a Warrant executed and delivered pursuant to Section (a).

(h)	NOTICES TO WARRANT HOLDERS. So long as this Warrant shall be outstanding, (i) if the Company shall pay any dividend or make any distribution upon the Common Stock or (ii) if the Company shall offer to the holders of Common Stock for subscription or purchase by them any share of any class or any other rights or (iii) if any capital reorganization of the Company, reclassification of the capital stock of the Company, consolidation or merger of the Company with or into another corporation, sale, lease or transfer of all or substantially all of the property and assets of the Company to another corporation, or voluntary or involuntary dissolution, liquidation or winding up of the Company shall be effected, then in any such case, the Company shall cause to be mailed by certified mail to the Holder, at least fifteen days prior to the date specified in (x) or (y) below, as the case may be, a notice containing a brief description of the proposed action and stating the date on which (x) a record is to be taken for the purpose of such dividend, distribution or rights, or (y) such reclassification, reorganization, consolidation, merger, conveyance, lease, dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which the holders of Common Stock or other securities shall receive cash or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.

(i)	RECLASSIFICATION REORGANIZATION OR MERGER. In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change or outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the Holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section (i) shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other than Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (1) of Section (f) hereof.

(j)	RESTRICTIVE LEGEND. Each Warrant Share, when issued, shall include a legend in substantially the following form: THE ISSUANCE OF THESE SHARES HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) NOR UNDER ANY STATE SECURITIES LAW AND THESE SHARES MAY NOT BE PLEDGED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNTIL A (1) REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW HAS BECOME EFFECTIVE WITH RESPECT THERETO, OR (2) RECEIPT BY THE COMPANY OF AN OPINTION OF COUNSEL ACCEPTABLE TO THE COMPANY (IF SO REQUESTED) TO THE EFFECT THAT REGISTRATION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAW IS NOT REQUIRED IN CONNECTION WITH THE PROPOSED TRANSFER.

(k)	NO IMPAIRMENT. The Company will not, by amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

(l)	NO OTHER WARRANTS OF THE COMPANY PURSUANT TO THESE TERMS AND CONDITIONS. Upon exercise of this Warrant, the Holder hereby: confirms that this Warrant supersedes and replaces any other warrant which may have been either lost or inadvertently misplaced to purchase shares of the Company on the terms and conditions contained herein; agrees to surrender immediately any prior warrant containing these terms and conditions without requiring any consideration therefor and relinquishes all right, title and interest in any such warrant. Any such warrant that comes into existence or is found by the Holder or any of its affiliates will be void.

[signature page follows]

Dated: April 1, 2003

ALLION HEALTHCARE, INC.

By:	/s/ Michael P. Moran
	Name:	Michael P. Moran
	Title:	President & CEO

PURCHASE FORM

Dated

The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing                      shares of Common Stock and hereby makes payment of                      in payment of the actual exercise price thereof. In lieu of payment of the actual exercise price, the undersigned may direct the Company to net issue such shares of Common Stock in accordance with Section (a)(2) of the within Warrant by writing “net issue” in the space after “payment” of in the preceding sentence.

INSTRUCTIONS FOR REGISTRATION OF STOCK

Name
(Please typewrite or print in block letters)

Address

Signature

ASSIGNMENT FORM

FOR VALUE RECEIVED;                      hereby sells, assigns and transfers unto

Name
(Please typewrite or print in block letters)

Address

the right to purchase Common Stock represented by this Warrant to the extent of                      shares as to which such right is exercisable and does hereby irrevocably constitute and appoint                      attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Date                     , 200

Signature

THE ISSUANCE OF THIS WARRANT AND THE OFFER AND SALE OF THE SHARES OF COMMON STOCK ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) NOR UNDER ANY STATE SECURITIES LAW AND THIS WARRANT AND ANY SUCH SHARES OF COMMON STOCK MAY NOT BE PLEDGED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNTIL A (1) REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW HAS BECOME EFFECTIVE WITH RESPECT THERETO, OR (2) RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY (IF SO REQUESTED) TO THE EFFECT THAT REGISTRATION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAW IS NOT REQUIRED IN CONNECTION WITH THE PROPOSED TRANSFER.

Void after 5:00 p.m. Eastern Standard Time, on April 1, 2013.

Warrant to Purchase 10,000 Shares of Common Stock.

WARRANT TO PURCHASE COMMON STOCK

OF

ALLION HEALTHCARE, INC.

This is to certify that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Praktikerlnvest AB (“Holder”) is entitled to purchase, subject to the provisions of this Warrant, from Allion Healthcare, Inc., a Delaware corporation (“Company”), TEN THOUSAND (10,000) fully paid, validly issued and nonassessable shares of Common Stock, $0,001 par value per share, of the Company (“Common Stock”) at a price initially set at Five Dollars ($5.00) per share at any time or from time to time during the period from the date hereof to expiration, but not later than 5:00 p.m. Eastern Standard Time, on April 1, 2013. The number of shares of Common Stock to be received upon the exercise of this Warrant and the price to be paid for each share of Common Stock may be adjusted from time to time as hereinafter set forth. The shares of Common Stock deliverable upon such exercise, and as adjusted from time to time, are hereinafter sometimes referred to as “Warrant Shares” and the exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the “Exercise Price”.

(a)	EXERCISE OF WARRANT.

(1)

This Warrant may be exercised in whole or in part at any time or from time to time on or after the date hereof and until 5:00 p.m Eastern Standard Time on April 1, 2013; provided, however, that if either such day is a day on which banking institutions in the State of New York are authorized by law to close, then on the next succeeding day which shall not be such a day. This Warrant may be exercised by presentation and surrender hereof to the Company at its principal office, or at the office of its stock transfer agent, if any, with the Purchase Form annexed hereto duly executed and accompanied by payment of the Exercise Price for the number of Warrant Shares specified in such form. As soon as practicable after each such exercise of this Warrant, but not later than seven (7) days from the date of such exercise, the Company shall issue and deliver to the Holder a certificate for the Warrant Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the Warrant Shares purchasable thereunder. Upon receipt by the Company of this Warrant at its office, or by the stock transfer agent of the Company, if any, at its office, in proper form for exercise together with payment in full of the exercise price for the Warrant Shares to be purchased, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be physically delivered to the Holder.

(2)	In lieu of delivering the Exercise Price in cash or check, the Holder may elect to receive shares equal to the value of the Warrant or portion thereof being exercised (“Net Issue Exercise”1). If the Holder wishes to elect the Net Issue Exercise, the Holder shall notify the Company of its election in writing at the time it delivers the Purchase Form to the Company. In the event the Holder shall elect Net Issue Exercise, the Holder shall receive the number of shares of Common Stock equal to the product of (a) the number of shares of Common Stock purchasable under the Warrant, or portion thereof being exercised, and (b) the current market value, as defined in paragraph (c) below, of one share of Common Stock minus the Exercise Price, divided by (c) the current market value, as defined in paragraph (c) below, of one share of Common Stock.

(b)	RESERVATION OF SHARES. The Company shall at all times reserve for issuance and/or delivery upon exercise of this Warrant such number of shares of its Common Stock as shall be required for issuance and delivery upon exercise of this Warrant.

(c)	FRACTIONAL SHARES. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of a share, determined as follows:

(1)

If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the NASDAQ system, the current market value shall be the last reported sale price of the Common Stock on such exchange or system on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day, the mean of the last reported bid and asked prices for such day on such exchange or system; or

(2)	If the Common Stock is not so listed or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3)	If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value of a share of Common Stock shall be an amount, not less than book value thereof as at the end of the most recent fiscal year of the Company ending prior to the date of the exercise of the Warrant, determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

(d)	EXCHANGE, TRANSFER, ASSIGNMENT OR LOSS OF WARRANT. Subject to the restrictions noted at the beginning of this Warrant, this Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other warrants of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Common Stock purchasable hereunder. Upon surrender of this Warrant to the Company at its principal office or at the office of its stock transfer agent, if any, with the Assignment Form annexed hereto duly executed and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be cancelled. This Warrant may be divided or combined with other warrants which carry the same rights upon presentation hereof at the principal office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new Warrants are to be issued and signed by the Holder hereof. The term “Warrant” as used herein includes any Warrants into which this Warrant may be divided or exchanged. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss; theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date. Any such new Warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not this Warrant so lost, stolen, destroyed, or mutilated shall be at any time enforceable by anyone.

(e)	RIGHTS OF THE HOLDER. The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in the Warrant and are not enforceable against the Company except to the extent set forth herein.

(f)	ANTI-DILUTION AND ADJUSTMENT’ PROVISIONS. The Exercise Price in effect at any time and the number of securities purchasable upon the exercise of the Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

(1)	In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution, or of the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be made successively whenever any event listed above shall occur.

(2)

In case the Company shall fix a record date for the issuance of rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock (or securities convertible into Common Stock) at a price (the “Subscription Price”) (or having a conversion price per share) less than the Exercise Price on such record date, the Exercise Price shall be adjusted so that the same shall equal the price determined by multiplying the Exercise Price in effect immediately prior to the date of issuance by a fraction, the numerator of which shall be the sum of the number of shares outstanding on the record date mentioned above and the number of additional shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered (or the aggregate conversion price of the convertible securities so offered) would purchase at the Exercise Price in effect immediately prior to the date of such issuance, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding on the record date mentioned above and the number of additional shares of Common Stock offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such rights or warrants are issued and shall become effective immediately after the record date for the determination of shareholders entitled to receive such rights or warrants; and to the extent that shares of Common Stock are not delivered (or securities convertible into Common Stock are not delivered) after the expiration of such rights or warrants, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares of Common Stock (or securities convertible into Common Stock) actually delivered.

(3)	In case the Company shall hereafter distribute to the holders of its Common Stock evidences of its indebtedness or assets (excluding cash dividends or distributions and dividends or distributions referred to in Subsection (1) above) or subscription rights or warrants (excluding those referred to in Subsection (2) above), then in each such case the Exercise Price in effect thereafter shall be determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding multiplied by the current market price per share of Common Stock (as defined in Section (c) above), less the fair market value (as determined by the Company’s Board of Directors) of said assets or evidences of indebtedness so distributed or of such rights or warrants, and the denominator of which shall be the total number of shares of Common Stock outstanding multiplied by such current market price per share of Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

(4)	Whenever the Exercise Price payable upon exercise of each Warrant is adjusted pursuant to Subsections (1), (2), and (3) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

(5)	In the case of the issuance of securities convertible into or exchangeable for shares of Common Stock, the aggregate consideration received therefor shall be deemed to be the consideration received by the Company for the issuance of such securities plus the additional minimum consideration, if any, to be received by the Company upon the conversion or exchange thereof the consideration in each case to be determined in the same manner as provided in clauses (A) and (B) of this Subsection (5).

(6)

No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least five cents ($0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (6) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section (f) shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section (f) to the contrary notwithstanding, the Company shall be entitled, but shall not be required, to make such changes in the Exercise Price, in addition to those required by this Section (f), as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock, or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any federal income tax liability to the holders of Common Stock or securities convertible into Common Stock (including Warrants).

(7)	The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computation required by this Section (f), and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(8)	In the event that at any time, as a result of an adjustment made pursuant to Subsection (1) above, the Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsections (1) to (6) inclusive above.

(9)	Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

(g)	OFFICER’S CERTIFICATE. Whenever the Exercise Price shall be adjusted as required by the provisions of Section (f), the Company shall promptly and in no event later than 20 days after the effective date of adjustment cause to be mailed by certified mail to each Holder at his last address appearing in the Warrant Register and shall forthwith file, in the custody of its Secretary or an assistant Secretary at its principal office and with its stock transfer agent, if any, an officer’s certificate showing the adjusted Exercise Price determined as herein provided, setting forth in reasonable detail the facts requiring such adjustment, including a statement of the number of additional shares of Common Stock, if any, and such other facts as shall be necessary to show the reason for and the manner of computing such adjustment. Each such officer’s certificate shall be made available at all reasonable times for inspection by the Holder or any holder of a Warrant executed and delivered pursuant to Section (a).

(h)	NOTICES TO WARRANT HOLDERS. So long as this Warrant shall be outstanding, (i) if the Company shall pay any dividend or make any distribution upon the Common Stock or (ii) if the Company shall offer to the holders of Common Stock for subscription or purchase by them any share of any class or any other rights or (iii) if any capital reorganization of the Company, reclassification of the capital stock of the Company, consolidation or merger of the Company with or into another corporation, sale, lease or transfer of all or substantially all of the property and assets of the Company to another corporation, or voluntary or involuntary dissolution, liquidation or winding up of the Company shall be effected, then in any such case, the Company shall cause to be mailed by certified mail to the Holder, at least fifteen days prior to the date specified in (x) or (y) below, as the case may be, a notice containing a brief description of the proposed action and stating the date on which (x) a record is to be taken for the purpose of such dividend, distribution or rights, or (y) such reclassification, reorganization, consolidation, merger, conveyance, lease, dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which the holders of Common Stock or other securities shall receive cash or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.

(i)	RECLASSIFICATION REORGANIZATION OR MERGER. In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change or outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the Holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section (i) shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other than Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (1) of Section (f) hereof.

(j)	RESTRICTIVE LEGEND. Each Warrant Share, when issued, shall include a legend in substantially the following form: THE ISSUANCE OF THESE SHARES HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) NOR UNDER ANY STATE SECURITIES LAW AND THESE SHARES MAY NOT BE PLEDGED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNTIL A (1) REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW HAS BECOME EFFECTIVE WITH RESPECT THERETO, OR (2) RECEIPT BY THE COMPANY OF AN OPINTION OF COUNSEL ACCEPTABLE TO THE COMPANY (IF SO REQUESTED) TO THE EFFECT THAT REGISTRATION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAW IS NOT REQUIRED IN CONNECTION WITH THE PROPOSED TRANSFER.

(k)	NO IMPAIRMENT. The Company will not, by amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

(l)	NO OTHER WARRANTS OF THE COMPANY PURSUANT TO THESE TERMS AND CONDITIONS. Upon exercise of this Warrant, the Holder hereby: confirms that this Warrant supersedes and replaces any other warrant which may have been either lost or inadvertently misplaced to purchase shares of the Company on the terms and conditions contained herein; agrees to surrender immediately any prior warrant containing these terms and conditions without requiring any consideration therefor and relinquishes all right, title and interest in any such warrant. Any such warrant that comes into existence or is found by the Holder or any of its affiliates will be void.

[signature page follows]

Dated: April 1, 2003

ALLION HEALTHCARE, INC.

By:	/s/ Michael P. Moran
	Name:	Michael P. Moran
	Title:	President & CEO

PURCHASE FORM

Dated

The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing                      shares of Common Stock and hereby makes payment of                      in payment of the actual exercise price thereof. In lieu of payment of the actual exercise price, the undersigned may direct the Company to net issue such shares of Common Stock in accordance with Section (a)(2) of the within Warrant by writing “net issue” in the space after “payment” of in the preceding sentence.

INSTRUCTIONS FOR REGISTRATION OF STOCK

Name
(Please typewrite or print in block letters)

Address

Signature

ASSIGNMENT FORM

FOR VALUE RECEIVED;                      hereby sells, assigns and transfers unto

Name
(Please typewrite or print in block letters)

Address

the right to purchase Common Stock represented by this Warrant to the extent of                      shares as to which such right is exercisable and does hereby irrevocably constitute and appoint                      attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Date                     , 200

Signature

PURCHASE FORM

Dated: December 16, 2005

The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing 10,000 shares of Common Stock and hereby requests that the Company net issue such shares in lieu of cash payment of the actual exercise price thereof, as permitted under the Warrant.

INSTRUCTIONS FOR REGISTRATION OF STOCK

Name:	Praktikerlnvest AB
Address:	Besoksadress Adolf Fredriks Kyrkogata 9A Stockolm Sweden

Signature:	/s/ Gillis Cullin
	Name	Gillis Cullin
	Title:	President

Exhibit 4.13

THE ISSUANCE OF THIS WARRANT AND THE OFFER AND SALE OF THE SHARES OF COMMON STOCK ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) NOR UNDER ANY STATE SECURITIES LAW AND THIS WARRANT AND ANY SUCH SHARES OF COMMON STOCK MAY NOT BE PLEDGED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNTIL A (1) REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW HAS BECOME EFFECTIVE WITH RESPECT THERETO, OR (2) RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY (IF SO REQUESTED) TO THE EFFECT THAT REGISTRATION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAW IS NOT REQUIRED IN CONNECTION WITH THE PROPOSED TRANSFER.

Void after 5:00 p.m. Eastern Standard Time, on October 1, 2013.

Warrant to Purchase 125,000 Shares of Common Stock.

WARRANT TO PURCHASE COMMON STOCK

OF

ALLION HEALTHCARE, INC.

This is to certify that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, John Pappajohn (“Holder”) is entitled to purchase, subject to the provisions of this Warrant, from Allion Healthcare, Inc., a Delaware corporation (“Company”). ONE HUNDRED TWENTY-FIVE THOUSAND (125,000) fully paid, validly issued and nonassessable shares of Common Stock, $0.001 par value per share, of the Company (“Common Stock”) at a price initially set at Five Dollars ($5.00) per share at any time or from time to time during the period from the date hereof to expiration, but not later than 5:00 p.m. Eastern Standard Time, on October 1, 2013. The number of shares of Common Stock to be received upon the exercise of this Warrant and the price to be paid for each share of Common Stock may be adjusted from time to time as hereinafter set forth. The shares of Common Stock deliverable upon such exercise, and as adjusted from time to time, are hereinafter sometimes referred to as “Warrant Shares” and the exercise price of a share of Common Stock in effect at any time and as adjusted from time to time is hereinafter sometimes referred to as the “Exercise Price”.

(a)	EXERCISE OF WARRANT.

(1)

This Warrant may be exercised in whole or in part at any time or from time to time on or after the date hereof and until 5:00 p.m Eastern Standard Time on October 1, 2013; provided, however, that if either such day is a day on which banking institutions in the State of New York are authorized by law to close, then on the next succeeding day which shall not be such a day. This Warrant may be exercised by presentation and surrender hereof to the Company at its principal office, or at the office of its stock transfer agent, if any, with the Purchase Form annexed hereto duly executed and accompanied by payment of the Exercise Price for the number of Warrant Shares specified in such form. As soon as practicable after each such exercise of this Warrant, but not later than seven (7) days from the date of such exercise, the Company shall issue and deliver to the Holder a certificate for the Warrant Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the Warrant Shares purchasable thereunder. Upon receipt by the Company of this Warrant at its office, or by the stock transfer agent of the Company, if any, at its office, in proper form for exercise together with payment in full of the exercise price for the Warrant Shares to be purchased, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be physically delivered to the Holder.

(2)	In lieu of delivering the Exercise Price in cash or check, the Holder may elect to receive shares equal to the value of the Warrant or portion thereof being exercised (“Net Issue Exercise”). If the Holder wishes to elect the Net Issue Exercise, the Holder shall notify the Company of its election in writing at the time it delivers the Purchase Form to the Company. In the event the Holder shall elect Net Issue Exercise, the Holder shall receive the number of shares of Common Stock equal to the product of (a) the number of shares of Common Stock purchasable under the Warrant, or portion thereof being exercised, and (b) the current market value, as defined in paragraph (c) below, of one share of Common Stock minus the Exercise Price, divided by (c) the current market value, as defined in paragraph (c) below, of one share of Common Stock.

(b)	RESERVATION OF SHARES. The Company shall at all times reserve for issuance and/or delivery upon exercise of this Warrant such number of shares of its Common Stock as shall be required for issuance and delivery upon exercise of this Warrant.

(c)	FRACTIONAL SHARES. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of a share, determined as follows:

(1)	If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the NASDAQ system, the current market value shall be the last reported sale price of the Common Stock on such exchange or system on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day, the mean of the last reported bid and asked prices for such day on such exchange or system; or

(2)	If the Common Stock is not so listed or admitted to unlisted trading privileges, the current market value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

(3)	If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current market value of a share of Common Stock shall be an amount, not less than book value thereof as at the end of the most recent fiscal year of the Company ending prior to the date of the exercise of the Warrant, determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

(d)	EXCHANGE, TRANSFER, ASSIGNMENT OR LOSS OF WARRANT. Subject to the restrictions noted at the beginning of this Warrant, this Warrant is exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company or at the office of its stock transfer agent, if any, for other warrants of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Common Stock purchasable hereunder. Upon surrender of this Warrant to the Company at its principal office or at the office of its stock transfer agent, if any, with the Assignment Form annexed hereto duly executed and funds sufficient to pay any transfer tax, the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be cancelled. This Warrant may be divided or combined with other warrants which carry the same rights upon presentation hereof at the principal office of the Company or at the office of its stock transfer agent, if any, together with a written notice specifying the names and denominations in which new Warrants are to be issued and signed by the Holder hereof. The term “Warrant” as used herein includes any Warrants into which this Warrant may be divided or exchanged. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss; theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Warrant, if mutilated, the Company will execute and deliver a new Warrant of like tenor and date. Any such new Warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not this Warrant so lost, stolen, destroyed, or mutilated shall be at any time enforceable by anyone.

(e)	RIGHTS OF THE HOLDER. The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed in the Warrant and are not enforceable against the Company except to the extent set forth herein.

(f)	ANTI-DILUTION AND ADJUSTMENT’ PROVISIONS. The Exercise Price in effect at any time and the number of securities purchasable upon the exercise of the Warrant shall be subject to adjustment from time to time upon the happening of certain events as follows:

(1)	In case the Company shall (i) declare a dividend or make a distribution on its outstanding shares of Common Stock in shares of Common Stock, (ii) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect at the time of the record date for such dividend or distribution, or of the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the price determined by multiplying the Exercise Price by a fraction, the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action, and the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action. Such adjustment shall be made successively whenever any event listed above shall occur.

(2)

In case the Company shall fix a record date for the issuance of rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock (or securities convertible into Common Stock) at a price (the “Subscription Price”) (or having a conversion price per share) less than the Exercise Price on such record date, the Exercise Price shall be adjusted so that the same shall equal the price determined by multiplying the Exercise Price in effect immediately prior to the date of issuance by a fraction, the numerator of which shall be the sum of the number of shares outstanding on the record date mentioned above and the number of additional shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so offered (or the aggregate conversion price of the convertible securities so offered) would purchase at the Exercise Price in effect immediately prior to the date of such issuance, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding on the record date mentioned above and the number of additional shares of Common Stock offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such rights or warrants are issued and shall become effective immediately after the record date for the determination of shareholders entitled to receive such rights or warrants; and to the extent that shares of Common Stock are not delivered (or securities convertible into Common Stock are not delivered) after the expiration of such rights or warrants, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made upon the basis of delivery of only the number of shares of Common Stock (or securities convertible into Common Stock) actually delivered.

(3)	In case the Company shall hereafter distribute to the holders of its Common Stock evidences of its indebtedness or assets (excluding cash dividends or distributions and dividends or distributions referred to in Subsection (1) above) or subscription rights or warrants (excluding those referred to in Subsection (2) above), then in each such case the Exercise Price in effect thereafter shall be determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding multiplied by the current market price per share of Common Stock (as defined in Section (c) above), less the fair market value (as determined by the Company’s Board of Directors) of said assets or evidences of indebtedness so distributed or of such rights or warrants, and the denominator of which shall be the total number of shares of Common Stock outstanding multiplied by such current market price per share of Common Stock. Such adjustment shall be made successively whenever such a record date is fixed. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution.

(4)	In case the Company shall issue shares of its Common Stock excluding shares issued (i) in any of the transactions described in Subsection (1) above, (ii) upon exercise of options granted to the Company’s employees under a plan or plans adopted by the Company’s Board of Directors and approved by its shareholders, if such shares would otherwise be included in this Subsection (4), (iii) upon exercise of this Warrant and (iv) to shareholders of any corporation which merges into the Company in proportion to their stock holdings of such corporation immediately prior to such merger, upon such merger, or issued in a bona fide public offering pursuant to a firm commitment underwriting, but only if no adjustment is required pursuant to any other specific subsection of this Section (f) (without regard to Subsection (8) below) with respect to the transaction giving rise to such rights for a consideration per share (the “Offering Price”) less than the Exercise Price, the Exercise Price shall be adjusted immediately thereafter so that it shall equal such Offering Price. Such adjustment shall be made successively whenever such an issuance is made.

(5)

In case the Company shall issue any securities convertible into or exchangeable for its Common Stock, excluding securities issued in transactions described in Subsections (2) and (3) above, for a consideration per share of Common Stock (the “Conversion Price”)

initially deliverable upon conversion or exchange of such securities, determined as provided in Subsection (7) below, less than the Exercise Price, the Exercise Price shall be adjusted immediately thereafter so that it shall equal such Conversion Price. Such adjustment shall be made successively whenever such an issuance is made.

(6)	Whenever the Exercise Price payable upon exercise of each Warrant is adjusted pursuant to Subsections (1), (2), (3), (4) and (5) above, the number of Shares purchasable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Shares initially issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

(7)	In the case of the issuance of securities convertible into or exchangeable for shares of Common Stock, the aggregate consideration received therefor shall be deemed to be the consideration received by the Company for the issuance of such securities plus the additional minimum consideration, if any, to be received by the Company upon the conversion or exchange thereof the consideration in each case to be determined in the same manner as provided in clauses (A) and (B) of this Subsection (7).

(8)	No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least five cents ($0.05) in such price; provided, however, that any adjustments which by reason of this Subsection (8) are not required to be made shall be carried forward and taken into account in any subsequent adjustment required to be made hereunder. All calculations under this Section (f) shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be. Anything in this Section (f) to the contrary notwithstanding, the Company shall be entitled, but shall not be required, to make such changes in the Exercise Price, in addition to those required by this Section (f), as it shall determine, in its sole discretion, to be advisable in order that any dividend or distribution in shares of Common Stock, or any subdivision, reclassification or combination of Common Stock, hereafter made by the Company shall not result in any federal income tax liability to the holders of Common Stock or securities convertible into Common Stock (including Warrants).

(9)	The Company may retain a firm of independent certified public accountants selected by the Board of Directors (who may be the regular accountants employed by the Company) to make any computation required by this Section (f), and a certificate signed by such firm shall be conclusive evidence of the correctness of such adjustment.

(10)	In the event that at any time, as a result of an adjustment made pursuant to Subsection (1) above, the Holder of this Warrant thereafter shall become entitled to receive any shares of the Company, other than Common Stock, thereafter the number of such other shares so receivable upon exercise of this Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Subsections (1) to (8) inclusive above.

(11)	Irrespective of any adjustments in the Exercise Price or the number or kind of shares purchasable upon exercise of this Warrant, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the similar Warrants initially issuable pursuant to this Agreement.

(g)	OFFICER’S CERTIFICATE. Whenever the Exercise Price shall be adjusted as required by the provisions of Section (f), the Company shall promptly and in no event later than 20 days after the effective date of adjustment cause to be mailed by certified mail to each Holder at his last address appearing in the Warrant Register and shall forthwith file, in the custody of its Secretary or an assistant Secretary at its principal office and with its stock transfer agent, if any, an officer’s certificate showing the adjusted Exercise Price determined as herein provided, setting forth in reasonable detail the facts requiring such adjustment, including a statement of the number of additional shares of Common Stock, if any, and such other facts as shall be necessary to show the reason for and the manner of computing such adjustment. Each such officer’s certificate shall be made available at all reasonable times for inspection by the Holder or any holder of a Warrant executed and delivered pursuant to Section (a).

(h)	NOTICES TO WARRANT HOLDERS. So long as this Warrant shall be outstanding, (i) if the Company shall pay any dividend or make any distribution upon the Common Stock or (ii) if the Company shall offer to the holders of Common Stock for subscription or purchase by them any share of any class or any other rights or (iii) if any capital reorganization of the Company, reclassification of the capital stock of the Company, consolidation or merger of the Company with or into another corporation, sale, lease or transfer of all or substantially all of the property and assets of the Company to another corporation, or voluntary or involuntary dissolution, liquidation or winding up of the Company shall be effected, then in any such case, the Company shall cause to be mailed by certified mail to the Holder, at least fifteen days prior to the date specified in (x) or (y) below, as the case may be, a notice containing a brief description of the proposed action and stating the date on which (x) a record is to be taken for the purpose of such dividend, distribution or rights, or (y) such reclassification, reorganization, consolidation, merger, conveyance, lease, dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which the holders of Common Stock or other securities shall receive cash or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.

(i)	RECLASSIFICATION REORGANIZATION OR MERGER. In case of any reclassification, capital reorganization or other change of outstanding shares of Common Stock of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change or outstanding shares of Common Stock of the class issuable upon exercise of this Warrant) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety, the Company shall, as a condition precedent to such transaction, cause effective provisions to be made so that the Holder shall have the right thereafter by exercising this Warrant at any time prior to the expiration of the Warrant, to purchase the kind and amount of shares of stock and other securities and property receivable upon such reclassification, capital reorganization and other change, consolidation, merger, sale or conveyance by a holder of the number of shares of Common Stock which might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. Any such provision shall include provision for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Warrant. The foregoing provisions of this Section (i) shall similarly apply to successive reclassifications, capital reorganizations and changes of shares of Common Stock and to successive consolidations, mergers, sales or conveyances. In the event that in connection with any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for a security of the Company other than Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Subsection (1) of Section (f) hereof.

(j)	RESTRICTIVE LEGEND. Each Warrant Share, when issued, shall include a legend in substantially the following form: THE ISSUANCE OF THESE SHARES HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) NOR UNDER ANY STATE SECURITIES LAW AND THESE SHARES MAY NOT BE PLEDGED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNTIL A (1) REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW HAS BECOME EFFECTIVE WITH RESPECT THERETO, OR (2) RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY (IF SO REQUESTED) TO THE EFFECT THAT REGISTRATION UNDER THE ACT OR APPLICABLE STATE SECURITIES LAW IS NOT REQUIRED IN CONNECTION WITH THE PROPOSED TRANSFER.

(k)	NO IMPAIRMENT. The Company will not, by amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

[signature page follows]

Dated: October 1, 2003

ALLION HEALTHCARE, INC.

By:	/s/ Michael P. Moran
	Name:	Michael P. Moran
	Title:	President & CEO

PURCHASE FORM

Dated

The undersigned hereby irrevocably elects to exercise the within Warrant to the extent of purchasing                      shares of Common Stock and hereby makes payment of                      in payment of the actual exercise price thereof. In lieu of payment of the actual exercise price, the undersigned may direct the Company to net issue such shares of Common Stock in accordance with Section (a)(2) of the within Warrant by writing “net issue” in the space after “payment” of in the preceding sentence.

INSTRUCTIONS FOR REGISTRATION OF STOCK

Name
(Please typewrite or print in block letters)

Address

Signature

ASSIGNMENT FORM

FOR VALUE RECEIVED;                      hereby sells, assigns and transfers unto

Name
(Please typewrite or print in block letters)

Address

the right to purchase Common Stock represented by this Warrant to the extent of                      shares as to which such right is exercisable and does hereby irrevocably constitute and appoint                      attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Date                     , 200

Signature